30 Years of Excellence

Specialty Insurance Since 1974

2003 ANNUAL REPORT



HCC INSURANCE HOLDINGS, INC.



CONTENTS

Years of 30 Excellence

Specialty Insurance Since 1974

CORPORATE PROFILE

HCC is an international insurance holding company and a leading specialty insurance group based in Houston, Texas with offices across the USA and in Bermuda, England and Spain.

HCC's operations consist of underwriting agencies; intermediaries; and insurance companies which are rated A+ (Superior) by A.M. Best Company and AA (Very Strong) by Standard & Poor's.

HCC specializes in group life, accident & health; general aviation; property; marine and energy; diversified financial products; and other specialty insurance and reinsurance.

HCC has achieved an outstanding record of growth and profitability since its formation in 1974, through creative but disciplined underwriting, opportunistic expansion of existing lines of business, acquisitions and strategic investments.

HCC has assets of almost $5 billion and shareholders' equity of over $1 billion. With its common stock trading on the NYSE (symbol: HCC) and a market capitalization of over $2 billion, the Company is well positioned for continued success.

FINANCIAL HIGHLIGHTS
(in thousands)

	For the years ended December 31,		
	2003	2002	2001
Gross written premium	**$1,739,894**	$ 1,159,249	$ 1,010,075
Net written premium	**865,502**	545,911	372,958
Net earned premium	**738,272**	505,521	342,787
Fees and commission income	**142,615**	115,919	111,016
Net investment income	**47,335**	37,755	39,562
Other income	**13,215**	6,985	17,451
Total revenue	**941,964**	666,633	511,209
Net earnings	**143,561**	105,828	30,197
Earnings per share (diluted)	**2.23**	1.68	0.51
Cash provided by operating activities	**528,098**	175,122	105,740
Average shares outstanding (diluted)	**64,383**	62,936	59,619
Total investments	**$1,703,346**	$ 1,167,636	$ 885,659
Total assets	**4,864,296**	3,704,151	3,219,120
Shareholders' equity	**1,046,920**	882,907	763,453
Book value per share	**$ 16.37**	$ 14.15	$ 12.40
GAAP combined ratio	**91.0 %**	86.0%	103.7%
Statutory combined ratio	**89.8 %**	85.9%	101.8%

FINANCIAL HIGHLIGHTS
(in millions)

TOTAL REVENUE


$511
$667
$942
2001
2002
2003

EARNINGS


$30
$106
$144
2001
2002
2003

INVESTMENTS


$886
$1,168
$1,703
2001
2002
2003

ASSETS


$3,219
$3,704
$4,864
2001
2002
2003

SHAREHOLDERS' EQUITY


$764
$883
$1,047
2001
2002
2003

BOOK VALUE PER SHARE


$12.4
$14.1
$16.3
2001
2002
2003

CHAIRMAN'S LETTER

April, 2004

To our Shareholders,

Execution, Execution, Execution. This has been our goal for the past twelve months, and indeed the past 30 years, and I am very pleased with the result of our efforts. In 2003 we far exceeded our record results from a year earlier and there is considerable optimism for the future.

Net earnings for 2003 increased 36% to $143.6 million, or $2.23 per share, compared to $105.8 million, or $1.68 per share, in 2002. Management has offered 2004 earnings guidance with a range from $2.65 to $2.75 per share, or more than a 20% growth at the mid-point, compared to the prior year.

Total revenue grew 41% to $942.0 million from $666.6 million in the previous year. This growth continues to be driven predominantly by increased earned premium as our insurance companies retain more of the business that they write. Non-risk bearing fee and commission income is also showing solid growth and, despite low interest rates, investment income continues to rise rapidly.

Premiums grew substantially in 2003 compared to 2002 with net written premium rising 59% to $865.5 million and net earned premium growing 46% to $738.3 million. Business improved across all lines but particularly in our Diversified Financial Products segment, where the productivity came from our subsidiary underwriting agencies: large account D&O from HCC Global in Connecticut, Barcelona and London; small account errors & omissions and D&O from PIA in NY and California; and small account professional indemnity from HCC Diversified Financial Products in London. HCC Europe, our Spanish insurance company subsidiary, added small account professional indemnity and surety from its home office in Madrid. This trend is expected to continue at least through 2004, with organic growth, increased retentions and additional surety business from recently acquired American Contractors Indemnity Company.

Our insurance companies' underwriting results continue to improve with excellent profit margins in 2003. Although rate increases have slowed or even ceased in some lines, our core businesses, medical stop loss and general aviation, remain very profitable and contribute substantially to net income. Our London market business, which consists of accident and health, marine, energy and property, also continues very profitably. Our diversified financial products business is reserved very conservatively yet shows excellent profits now. Although the overall GAAP combined ratio for 2003 was slightly higher at

91%, it included the effects of the reinsurance commutation that we completed in the fourth quarter of 2003. The combined ratio would have been 87% without this charge. Our goal is to maintain our combined ratio at or below its current level while continuing to increase earned premium. Consistent with our philosophy, our loss reserves are very conservative and IBNR represents almost 60% of our current net reserves.

Fee and commission income, primarily from our underwriting agencies and intermediary operations, grew 23% in 2003 to $142.6 million compared to the previous year and further increases are expected in 2004. Rising rates and organic growth continue to fuel this growth with acquisitions helping to expand operations into the future.

Liquidity remains very strong with operating cash flow reaching an all time high in 2003 at over $528 million and an unfunded $200 million bank line of credit. We continue to be conservatively leveraged with debt to total equity at less than 23%. Although we are confident that capital is readily available to us, we do not have the need at this time, as we currently believe that we can fund our growth through earnings.

Investment income grew substantially in 2003 rising 25% to $47.3 million and this growth is expected to continue. Rapidly rising investment assets, which increased 46% to $1.7 billion, have driven the rise in investment income despite low yields and the conservative nature of our investment portfolio. Strong cash flow from operations and increased retentions leading to accumulating loss reserves have more than doubled our investment assets in the last three years. Further substantial increases are anticipated.

Mergers, acquisitions and occasionally dispositions continue to play an active role in our strategy as a specialty insurance operation and 2003 was an extremely busy and productive year. We acquired Continental Underwriters, our marine underwriting agency in Louisiana, sold our retail brokerage operation HCC Employee Benefits for a substantial gain and negotiated the acquisition of our new surety operation American Contractors Indemnity Company, which we completed in January 2004. We will continue to look for opportunities to expand existing operations or find ways to enter new specialty lines. We will not hesitate to dispose of non-core assets or indeed other businesses, if we believe we can turn those assets into other investments with an even greater potential return.

Strategic investments are an important part of our philosophy. We use these investments to create opportunities for future acquisitions, to share in business that we do not access through our existing operations, or simply to make an investment return. We have had very good results in these endeavors, recently with investments in Argonaut Group (AGII), Rockwood Insurance Agency, Illium

Lloyd's Syndicate and SureTec. Our $40 million investment in Argonaut looks better and better as their results continue to improve. Mark Watson and his management team have done an amazing job in three short years (probably felt longer to them) overcoming huge legacy issues and building a platform for the future; our Rockwood investment has great potential and provides the resource of Glenn Clark's marketing ability to help all of our operations; Illium provides us with access to UK employers' liability business through experienced management; and SureTec founder John Knox has been instrumental in helping us grow our niche surety business, culminating in the acquisition of American Contractors Indemnity Company. Further strategic investments are likely in the future.

As of December 31, 2003, total assets had grown 31% to almost $5 billion, shareholders' equity had increased 19% to $1.0 billion and book value per share had risen 16% to $16.37, all compared to December 31, 2002. In the past five years our shareholders' equity has risen 138% and book value per share by 83%. We expect these trends to continue.

Earl C. Nelson, my very good friend, retired executive and former Director of the Company, passed away on December 14, 2003 at the age of 81. He was a truly unique person and had a wit that, once understood, could be endlessly enjoyed. I shall miss him and he will long be remembered at HCC.

As always, I would like to thank all of our employees for their hard work, but particularly our accounting staff in Houston who have responded to every task they were given with some help from their associates in our subsidiaries. In an ever increasing regulatory environment our accounting and financial reporting staff worldwide become even more important to the Company and I am confident that they can live up to our expectations.

We of course thank our shareholders for their support and confidence in management and we will continue to give our very best efforts to making their investment even more successful.

Our hard work and planning is now being rewarded with record results and a very optimistic future. We must not rest on our laurels and will stay focused on the execution of our business plan. At the end of our first 30 years in business, we have the beginnings of a franchise that will only get stronger from here.



Stephen L. Way

Stephen L. Way
Chairman of the Board
and Chief Executive Officer

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549-1004

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**

For the fiscal year ended December 31, 2003

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**

Commission file number 001-13790

HCC Insurance Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware *(State or other jurisdiction of incorporation or organization)*	**76-0336636** *(IRS Employer Identification No.)*
13403 Northwest Freeway, Houston, Texas *(Address of principal executive offices)*	**77040-6094** *(Zip Code)*

(713) 690-7300
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $1.00 Par Value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 (the "Act") during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☑ No ☐

The aggregate market value on June 30, 2003 (the last business day of the Registrant's most recently completed second fiscal quarter), of the voting stock held by non-affiliates of the Registrant was approximately $1.8 billion. For purposes of the determination of the above stated amount, only directors and executive officers are presumed to be affiliates, but neither the Registrant nor any such person concede that they are affiliates of the Registrant.

The number of shares outstanding of the Registrant's Common Stock, $1.00 par value, as of February 27, 2004, was 64,368,384.

DOCUMENTS INCORPORATED BY REFERENCE

Information called for in Part III of this Form 10-K is incorporated by reference to the Registrant's definitive Proxy Statement to be filed within 120 days of the close of the Registrant's fiscal year in connection with the Registrant's annual meeting of shareholders.

THIS PAGE INTENTIONALLY LEFT BLANK.

HCC INSURANCE HOLDINGS, INC.

TABLE OF CONTENTS

This report on Form 10-K contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created by those laws. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements include information about possible or assumed future results of our operations. All statements, other than statements of historical facts, included or incorporated by reference in this report that address activities, events or developments that we expect or anticipate may occur in the future, including such things as future capital expenditures, business strategy, competitive strengths, goals, growth of our business and operations, plans and references to future successes may be considered forward-looking statements. Also, when we use words such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "probably" or similar expressions, we are making forward-looking statements. Many risks and uncertainties may impact the matters addressed in these forward-looking statements.

Many possible events or factors could affect our future financial results and performance. These could cause our results or performance to differ materially from those we express in our forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of these assumptions and therefore also the forward-looking statements based on these assumptions, could themselves prove to be inaccurate. In light of the significant uncertainties inherent in the forward-looking statements which are included in this report, our inclusion of this information is not a representation by us or any other person that our objectives and plans will be achieved.

Our forward-looking statements speak only as of the date made and we will not update these forward-looking statements unless the securities laws require us to do so. In light of these risks, uncertainties and assumptions, any forward-looking events discussed in this report may not occur.

PART I

Item 1. *Business*

Terminology

HCC Insurance Holdings, Inc. is a Delaware corporation, which was formed in 1991. Its predecessor corporation was formed in 1974. Our principal executive offices are located at 13403 Northwest Freeway, Houston, Texas 77040 and our telephone number is (713) 690-7300. We maintain an Internet web-site at *www.hcch.com.* The reference to our Internet web-site address in this report does not constitute the incorporation by reference of the information contained at this site in this report. We will make available, free of charge through publication on our Internet web-site, a copy of our Annual Report on Form 10-K and quarterly reports on Form 10-Q and any current reports on Form 8-K or amendments to those reports, filed or furnished to the Securities and Exchange Commission as soon as reasonably practicable after we have filed or furnished such materials with the Securities and Exchange Commission.

As used in this report, unless otherwise required by the context, the terms "we," "us" and "our" refer to HCC Insurance Holdings, Inc. and its consolidated subsidiaries and the term "HCC" refers only to HCC Insurance Holdings, Inc. All trade names or trademarks appearing in this report are the property of their respective holders.

Risk Factors

The following factors as well as other information contained in this report should be considered.

If we cannot obtain adequate reinsurance protection for some of the risks we have underwritten, we will either be exposed to greater losses from these risks or we will reduce the level of business we underwrite, which will reduce our revenues.

We purchase reinsurance for significant amounts of risk underwritten by our insurance companies, especially volatile and catastrophic risks. Market conditions beyond our control determine the availability and cost of the reinsurance protection we purchase, which may affect the level of our business and profitability. For instance, the natural attrition of reinsurers who exit lines of business, or who curtail their writings, for economic or other reasons, reduces the capacity of the reinsurance market, causing rates to rise. In addition, the historical results of reinsurance programs and the availability of capital also affect the availability of reinsurance. Our reinsurance facilities are generally subject to annual renewal. We cannot assure you that we can maintain our current reinsurance facilities or that we can obtain other reinsurance facilities in adequate amounts and at favorable rates. Further, we cannot determine what effect catastrophic losses will have on the reinsurance market in general and on our ability to obtain reinsurance in adequate amounts and at favorable rates in particular. If we are unable to renew our expiring facilities or to obtain new reinsurance facilities, either our net exposures would increase or, if we are unwilling to bear an increase in net exposures, we would have to reduce the level of our underwriting commitments, especially catastrophe-exposed risks. Either of these potential developments could have a material adverse effect on our business. The lack of available reinsurance may also adversely affect our ability to generate fee and commission income in our underwriting agency and reinsurance intermediary operations.

If the companies that provide our reinsurance do not pay all of our claims, we could incur severe losses.

We purchase reinsurance by transferring, or ceding, part of the risk we have assumed to a reinsurance company in exchange for part of the premium we receive in connection with the risk. The part of the risk we retain for our own account is known as the retention. Through reinsurance, we have the contractual right to collect the amount above our retention from our reinsurers. Although reinsurance makes the reinsurer liable to us to the extent the risk is transferred or ceded to the reinsurer, it does not relieve us, the reinsured, of our full liability to our policyholders. Accordingly, we bear credit risk with respect to our reinsurers. We cannot assure you that our reinsurers will pay all of our reinsurance claims, or that they will pay our claims on a timely basis.

If we become liable for risks we have ceded to reinsurers or if our reinsurers cease to meet their obligations to us, whether because they are in a weakened position as a result of incurred losses or otherwise, our financial position, results of operations and cash flows could be materially adversely affected.

If we are unsuccessful in competing against larger or more well-established business rivals, our results of operations and financial condition will be adversely affected.

In our specialty insurance operations, we compete in narrowly-defined niche classes of business such as the insurance of private aircraft (aviation), directors' and officers' liability (diversified financial products) and employer sponsored, self-insured medical plans (medical stop-loss), as distinguished from such general lines of business as automobile or homeowners insurance. We compete with a large number of other companies in our selected lines of business, including: American International Group and U.S. Aviation Insurance Group (a subsidiary of Berkshire Hathaway, Inc.) in our aviation line of business; SAFECO Corporation and Hartford Life, Inc. in our group life, accident and health line of business; The Chubb Corporation and American International Group in our diversified financial products line of business. We face competition both from specialty insurance companies, underwriting agencies and intermediaries as well as from diversified financial services companies that are larger than we are and that have greater financial, marketing and other resources than we do. Some of these competitors also have longer experience and more market recognition than we do. In addition to competition in the operation of our business, we face competition from a variety of sources in attracting and retaining qualified employees.

We cannot assure you that we will maintain our current competitive position in the markets in which we operate, or that we will be able to expand our operations into new markets. If we fail to do so, our business could be materially adversely affected.

Because we are a property and casualty insurer, unforeseen catastrophic losses may adversely affect our results of operations, liquidity and financial condition.

Property and casualty insurers are subject to claims arising out of catastrophes that may have a significant effect on their results of operations, liquidity and financial condition. Catastrophic losses have had a significant impact on our results. Catastrophes can be caused by various events, including hurricanes, windstorms, earthquakes, hailstorms, explosions, severe winter weather and fires and may include man-made events, such as the September 11, 2001 terrorist attacks. The incidence, frequency and severity of catastrophes are inherently unpredictable. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are restricted to small geographic areas; however, hurricanes, earthquakes and terrorist attacks may produce significant damage in large, heavily populated areas. Catastrophes can cause losses in a variety of our property and casualty lines and most of our past catastrophe-related claims have resulted from hurricanes and earthquakes; however, as a result of the September 11, 2001 terrorist attack, we experienced the largest single loss to our insurance company operations in our history. Insurance companies are not permitted to reserve for a catastrophe until it has occurred. In 2004, we estimate that approximately 7% of our current business (based on gross written premium) may be affected by catastrophes. It is therefore possible that a catastrophic event or multiple catastrophic events could have material adverse effect upon our results of operations, liquidity and financial condition.

Because we operate internationally, fluctuations in currency exchange rates may affect our receivable and payable balances and our reserves, which may adversely affect our results of operations and financial condition.

We underwrite insurance coverages which are denominated in a number of foreign currencies and we establish and maintain our loss reserves with respect to these policies in their respective currencies. Our net earnings could be adversely affected by exchange rate fluctuations, which would adversely affect receivable and payable balances and reserves. Our principal area of exposure relates to fluctuations in exchange rates between the major European currencies (particularly the British pound sterling and the

Euro) and the U.S. dollar. Consequently, a change in the exchange rate between the U.S. dollar and the British pound sterling or the Euro could have an adverse effect on our net earnings.

If we fail to comply with extensive state, federal and foreign regulations, we will be subject to penalties, which may include fines and suspension and which may adversely affect our results of operations and financial condition.

We are subject to extensive governmental regulation and supervision. Most insurance regulations are designed to protect the interests of policyholders rather than shareholders and other investors. This regulation, generally administered by a department of insurance in each state in which we do business, relates to, among other things:

- approval of policy forms and premium rates;
- standards of solvency, including risk-based capital measurements (which are a measure developed by the National Association of Insurance Commissioners and used by state insurance regulators to identify insurance companies that potentially are inadequately capitalized);
- licensing of insurers and their agents;
- restrictions on the nature, quality and concentration of investments;
- restrictions on the ability of our insurance companies to pay dividends to us;
- restrictions on transactions between insurance companies and their affiliates;
- restrictions on the size of risks insurable under a single policy;
- requiring deposits for the benefit of policyholders;
- requiring certain methods of accounting;
- periodic examinations of our operations and finances;
- prescribing the form and content of records of financial condition required to be filed; and
- requiring reserves for unearned premium, losses and other purposes.

State insurance departments also conduct periodic examinations of the affairs of insurance companies and require the filing of annual and other reports relating to the financial condition of insurance companies, holding company issues and other matters.

Recently adopted federal legislation to modernize financial services may lead to additional federal regulation of the insurance industry in the coming years. Also, foreign governments regulate our international operations. Our business depends on compliance with applicable laws and regulations and our ability to maintain valid licenses and approvals for our operations.

Some regulatory authorities have relatively broad discretion to grant, renew, or revoke licenses and approvals. Regulatory authorities may deny or revoke licenses for various reasons, including the violation of regulations. In some instances, we follow practices based on our interpretations of regulations, or those we believe to be generally followed by the industry, which may be different from the requirements or interpretations of regulatory authorities. If we do not have the requisite licenses and approvals and do not comply with applicable regulatory requirements, the insurance regulatory authorities could preclude or temporarily suspend us from carrying on some or all of our activities or otherwise penalize us. That type of action could have a material adverse effect on our business. Also, changes in the level of regulation of the insurance industry (whether federal, state or foreign), or changes in laws or regulations themselves or interpretations by regulatory authorities, could have a material adverse effect on our business.

If the rating agencies downgrade our company or our insurance companies, our results of operations and competitive position in the industry may suffer.

Ratings have become an increasingly important factor in establishing the competitive position of insurance companies. Our insurance companies are rated by A.M. Best Company, Inc. and Standard & Poor's Corporation, whose ratings reflect their opinions of an insurance company's and insurance holding company's financial strength, operating performance, strategic position and ability to meet its obligations to policyholders and are not evaluations directed to investors. Our ratings are subject to periodic review by those entities and the continued retention of those ratings cannot be assured. If our ratings are reduced from their current levels by those entities, our results of operations could be adversely affected.

Our loss reserves are based on an estimate of our future liability. If actual claims prove to be greater than our reserves, our results of operations and financial condition may be adversely affected.

We maintain loss reserves to cover our estimated liability for unpaid losses and loss adjustment expenses, including legal and other fees as well as a portion of our general expenses, for reported and unreported claims incurred as of the end of each accounting period. Reserves do not represent an exact calculation of liability. Rather, reserves represent an estimate of what we expect the ultimate settlement and administration of claims will cost. These estimates, which generally involve actuarial projections, are based on our assessment of facts and circumstances then known, as well as estimates of future trends in claims severity, frequency, judicial theories of liability and other factors. These variables are affected by both internal and external events, such as changes in claims handling procedures, inflation, judicial trends and legislative changes. Many of these items are not directly quantifiable in advance. Additionally, there may be a significant reporting delay between the occurrence of the insured event and the time it is reported to us. The inherent uncertainties of estimating reserves are greater for certain types of liabilities, particularly those in which the various considerations affecting the type of claim are subject to change and in which long periods of time may elapse before a definitive determination of liability is made. Reserve estimates are continually refined in a regular and ongoing process as experience develops and further claims are reported and settled. Adjustments to reserves are reflected in the results of the periods in which such estimates are changed. Because setting reserves is inherently uncertain, there can be no assurance that current reserves will prove adequate in light of subsequent events.

We invest a significant amount of our assets in fixed income securities that have experienced market fluctuations. Fluctuations in the fair market value of fixed income securities may greatly reduce the value of our investment portfolio and as a result, our financial condition may suffer.

As of December 31, 2003, $1.2 billion of our $1.7 billion investment portfolio was invested in fixed income securities. The fair market value of these fixed income securities and the related investment income fluctuate depending on general economic and market conditions. With respect to our investments in fixed income securities, the fair market value of these investments generally increases or decreases in an inverse relationship with fluctuations in interest rates, while net investment income realized by us from future investments in fixed income securities will generally increase or decrease with interest rates. In addition, actual net investment income and/or cash flows from investments that carry prepayment risk (such as mortgage-backed and other asset-backed securities) may differ from those anticipated at the time of investment as a result of interest rate fluctuations. An investment has prepayment risk when there is a risk that the timing of cash flows that result from the repayment of principal might occur earlier than anticipated because of declining interest rates or later than anticipated because of rising interest rates. Although we maintain an investment grade portfolio (97% are rated "A" or better), our fixed income securities are also subject to credit risk. If any of the issuers of our fixed income securities suffer financial setbacks the ratings on the fixed income securities could fall (with a concurrent fall in market value) and, in a worse case scenario, the issuer could default on its financial obligations. Historically, the impact of market fluctuations has affected our financial statements. Because all of our fixed income securities are classified as available for sale, changes in the fair market value of our securities are reflected in our other comprehensive income. Similar treatment is not available for liabilities. Therefore, interest rate fluctuations could adversely affect our shareholders' equity, total comprehensive income and/or our cash flows. Unrealized pre-tax net investment gains (losses) on investments in fixed-income securities were $(3.7) million, $22.0 million and $0.7 million for the years ended December 31, 2003, 2002 and 2001, respectively.

If states drastically increase the assessment our insurance companies are required to pay, our results of operations and financial condition will suffer.

Our insurance companies are subject to assessments in most states where we are licensed for the provision of funds necessary for the settlement of covered claims under certain policies provided by impaired, insolvent or failed insurance companies or for the issuance of insurance policies to "high risk" or otherwise uninsured individuals. Maximum contributions required by law in any one year vary by state and have historically been between 1% and 2% of annual premiums written. We cannot predict with certainty the amount of future assessments. Significant assessments could have a material adverse effect on our financial condition or results of operations.

If we are unable to obtain dividends in needed amounts from our insurance companies as a result of regulatory restrictions and the cash flow from our non-insurance operations is not sufficient, we may not be able to meet our debt, dividend and expense obligations.

Historically, we have had sufficient cash flow from our non-insurance company subsidiaries to meet our corporate cash flow requirements for paying principal and interest on outstanding debt obligations, dividends to shareholders and corporate expenses. However, in the future we may rely on dividends from our insurance companies to meet these requirements. The payment of dividends by our insurance companies is subject to regulatory restrictions and will depend on the surplus and future earnings of these subsidiaries, as well as the regulatory restrictions. As a result, should our other sources of funds prove to be inadequate, we may not be able to receive dividends from our insurance companies at times and in amounts necessary to meet our obligations.

Business Overview

We provide group life, accident and health and property and casualty insurance coverages, underwriting agency and intermediary services both to commercial customers and individuals. We concentrate our activities in selected, narrowly defined, specialty lines of business. We operate primarily in the United States, the United Kingdom, Spain and Bermuda, although some of our operations have a broader international scope. We underwrite insurance both on a direct basis, where we insure a risk in exchange for a premium and on a reinsurance basis, where we insure all or a portion of another insurance company's risk in exchange for all or a portion of the premium. We market our insurance products both directly to customers and through independent or affiliated agents and brokers.

Since our founding, we have been consistently profitable, generally reporting annual increases in gross written premium and total revenue. During the period 1999 through 2002, which is the latest period for which industry information is available, we had an average statutory combined ratio of 103.9% versus the less favorable 110.3% (source: A.M. Best Company, Inc.) recorded by the U.S. property and casualty insurance industry overall. During the period 1999 through 2003, our gross written premium increased from $568.3 million to $1.7 billion, an increase of 206%, while net written premium increased 519% from $139.9 million to $865.5 million. During this period, our revenue increased from $338.1 million to $942.0 million, an increase of 179%.

During the period December 31, 1999 through December 31, 2003, our shareholders' equity increased from $458.4 million to $1.0 billion, a 128% increase. During the same period, our assets increased from $2.7 billion to $4.9 billion, an 81% increase.

Our insurance companies are risk-bearing and focus their underwriting activities on providing insurance and/or reinsurance in the following lines of business:

- Group life, accident and health
- Diversified financial products
- London market account
- Aviation
- Other specialty lines

In the United States, American Contractors Indemnity Company (acquired in January, 2004), Avemco Insurance Company, U.S. Specialty Insurance Company and HCC Life Insurance Company operate on an admitted, or licensed, basis. Houston Casualty Company and HCC Specialty Insurance Company operate on a surplus lines basis as a non-admitted, or unlicensed, insurer offering insurance coverage not otherwise available from an admitted insurer in the relevant state. Houston Casualty Company operates a registered branch office in London and offers insurance in the United Kingdom and selected other countries. Houston Casualty Company Europe Seguros y Reaseguros S.A., which does business as HCC Europe, operates from its Madrid, Spain offices and offers insurance throughout the European Union.

Our operating insurance companies are rated "A+ (Superior)" (2nd of 16 ratings) by A.M. Best Company, Inc. and "AA (Very Strong)" (3rd of 22 ratings) by Standard and Poor's Corporation, two nationally recognized independent rating agencies. These ratings are intended to provide an independent opinion of an insurer's ability to meet its obligations to policyholders and are not evaluations directed at investors.

Our underwriting agencies underwrite on behalf of our insurance companies and other non-affiliated insurance companies. They receive fees for these services and do not bear any of the insurance risk of the companies for which they underwrite. Our underwriting agencies generate revenues based entirely on fee income and profit commissions and specialize in contingency (including contest indemnification, event cancellation and weather coverages); directors' and officers' liability; errors and omissions; individual disability (for athletes and other high profile individuals); kidnap and ransom; life, accident and health; marine; professional indemnity; and other specialty lines of business. Our principal underwriting agencies are ASU International, Inc., Covenant Underwriters, Ltd., HCC Benefits Corporation, HCC Global Financial Products, LLC, HCC Diversified Financial Products, Limited and Professional Indemnity Agency, Inc.

Our intermediaries provide insurance and reinsurance brokerage services for our insurance companies and our clients and receive fees for their services. A reinsurance intermediary structures and arranges reinsurance between insurers seeking to cede insurance risks and reinsurers willing to assume such risks. Our intermediaries do not bear any of the insurance risks of their client companies. They earn commission income and to a lesser extent fees for certain services, generally paid by the insurance and reinsurance companies with whom the business is placed. These operations consist of consulting with clients by providing information about insurance coverage and marketing, placing and negotiation particular insurance risks. Our intermediaries specialize in placing reinsurance for life, accident and health and property and casualty lines of business. Our principal intermediaries are HCC Risk Management, Inc. and Rattner Mackenzie Limited.

Our Strategy

Our business philosophy as an insurer is to maximize underwriting profits while limiting risk in order to preserve shareholders' equity and maximize earnings. We concentrate our insurance writings in selected, narrowly defined, specialty lines of business where we believe we can achieve an underwriting profit. We market our insurance products both directly to customers and through independent or affiliated agents and brokers.

The property and casualty insurance industry and individual lines of business within the industry are cyclical in that there are times when a large number of companies offer insurance on certain lines of business, causing premiums to trend downward and other times where insurance companies decide to limit their writings in certain lines of business or suffer from excessive losses, which results in an increase in premiums for those companies that continue to write insurance in those lines of business. In our insurance company operations, we believe our operational flexibility, which permits us to shift the focus of our insurance underwriting activity amongst our various lines of business and also to shift the emphasis from our insurance risk-bearing business to our non-insurance fee-based business, as well as our experienced underwriting personnel and access to and expertise in, the reinsurance marketplace allow us to implement a strategy of emphasizing more profitable lines of business during periods of increased premium rates and de-emphasizing less profitable lines of business during periods of increased competition. In addition, we believe that our underwriting agencies and intermediaries complement our insurance underwriting activities. Our ability to utilize affiliated insurers, underwriting agencies and intermediaries permits us to retain a greater portion of the gross revenue derived from written premium.

Reinsurance enables us to transfer part of the risk we have underwritten through the process of ceding this risk to a reinsurance company in exchange for part of the premium we receive in connection with the risk. We purchase reinsurance to limit the net loss to our insurance companies from both individual and catastrophic risks. The amount of reinsurance we purchase varies by, among other things, the particular risks inherent in the policies underwritten, the pricing of reinsurance and the competitive conditions within the relevant line of business.

In 2003, due to a continuing hardening of the insurance market, premium rates increased in varying amounts across all of our lines of business, substantially improving our overall underwriting profitability. We anticipate continued underwriting profitability during 2004. In response to these changing market conditions, we plan to continue to expand the underwriting activities in our insurance company operations and retain more of the risks and applicable premiums.

We also acquire or make strategic investments in companies that present an opportunity for future profits or for enhancement of our business. We expect to continue to acquire complementary businesses. We believe that we can enhance acquired businesses through the synergies created by our underwriting capabilities and our other operations. However, our business plan is shaped by our underlying business philosophy, which is to maximize underwriting profit and net earnings, while preserving shareholders' equity. As a result, our primary objective is to increase net earnings rather than market share or gross written premium.

In our ongoing operations, we will continue to:

- emphasize the underwriting of lines of business in which premium rates, the availability and cost of reinsurance, and market conditions warrant;
- limit our net loss exposure to our insurance companies from a catastrophic loss through the use of reinsurance; and
- review the potential acquisition of specialty insurance operations and other strategic investments.

Industry Segment Information

Financial information concerning our operations by industry segment is set forth in the Consolidated Financial Statements and the Notes thereto.

Recent Acquisitions

We have made a series of acquisitions that have furthered our overall business strategy. Our recent transactions are described below:

On October 1, 2002, we acquired all of the outstanding member interests of MAG Global Financial Products, LLC, an underwriting agency specializing in directors' and officers' liability and professional liability insurance. The total purchase price of the acquisition is based in part on future earnings. We paid an initial $6.9 million for the acquisition in 2002 and paid an additional $4.1 million during 2003. We may pay additional amounts in the future based upon the attainment of certain earnings benchmarks through September, 2007. MAG Global Financial Products, LLC has been renamed HCC Global Financial Products, LLC.

On December 24, 2002, we acquired all of the outstanding shares of Manchester Dickson Holdings Limited, the parent Company of Dickson Manchester & Company, Limited, an underwriting agency and Lloyd's broker specializing in U.K. professional indemnity products. We paid $17.0 million as an initial amount and during 2004, will pay an additional £6.8 million ($12.0 million at December 31, 2003 rate of exchange) in final payment for the acquisition. Dickson Manchester & Company, Limited's underwriting operations have been renamed HCC Diversified Financial Products Limited and its brokerage operations have been consolidated with Rattner Mackenzie Limited.

On December 31, 2002, we acquired all of the outstanding shares of St. Paul Holdings Limited. St. Paul Holdings Limited was a holding company for St. Paul España Compania de Seguros y Reaseguros S.A., a Spanish insurer which now operates as HCC Europe. Following adjustments, we paid $8.1 million for the acquisition. HCC Europe writes surety, directors' and officers' liability and professional liability insurance in Spain and other countries in the European Union.

On July 1, 2003, we acquired all of the outstanding shares of Covenant Underwriters Limited and Continental Underwriters Limited, an underwriting agency and an intermediary, respectively, specializing in commercial marine insurance. We paid $11.6 million and issued 314,537 shares of our common stock in connection with the acquisition and may pay additional amounts if certain earnings targets are reached through December 31, 2006.

On January 31, 2004, we acquired all of the shares of Surety Associates Holding Co., Inc., the parent company of American Contractors Indemnity Company, a California insurer specializing in court, specialty contract, license and permit bonds. We paid $46.5 million for the acquisition.

We continue to evaluate possible acquisition candidates and we may complete additional acquisitions during 2004. Any future acquisitions will be designed to expand and strengthen our existing lines of business and perhaps provide access to additional specialty sectors, which we expect to contribute to our overall growth.

Recent Disposition

On December 31, 2003, we sold the business of our retail insurance agency subsidiary, HCC Employee Benefits, Inc. We received $62.5 million in proceeds from such sale and may receive additional amounts based upon the 2004 earnings of the disposed operations.

Insurance Company Operations

Lines of Business

This table shows our insurance companies' total premium written, otherwise known as gross written premium, by line of business and the percentage of each line to total gross written premium for the years indicated (dollars in thousands):

	2003		2002		2001	
Group life, accident and health ...	$ 565,494	32%	$ 503,263	44%	$ 502,086	49%
Diversified financial products	553,501	32	178,653	15	46	—
London market account..........	223,149	13	199,816	17	133,579	13
Aviation......................	214,718	12	212,518	18	198,015	20
Other specialty lines	148,239	9	32,563	3	15,556	2
	1,705,101	98	1,126,813	97	849,282	84
Discontinued lines of business	34,793	2	32,436	3	160,793	16
Total gross written premium....	$1,739,894	100%	$1,159,249	100%	$1,010,075	100%

This table shows our insurance companies' actual premium retained, otherwise known as net written premium, by line of business and the percentage of each line to total net written premium for the years indicated (dollars in thousands):

	2003		2002		2001	
Group life, accident and health	$299,913	35%	$244,554	45%	$146,220	39%
Diversified financial products..........	183,560	21	43,731	8	44	—
London market account	155,987	18	113,925	21	54,056	15
Aviation	99,447	11	99,826	18	98,249	26
Other specialty lines	109,408	13	25,621	5	14,346	4
	848,315	98	527,657	97	312,915	84
Discontinued lines of business	17,187	2	18,254	3	60,043	16
Total net written premium..........	$865,502	100%	$545,911	100%	$372,958	100%

Underwriting

We underwrite direct business produced through independent agents and brokers, affiliated underwriting agencies and intermediaries and by direct marketing efforts. We also write facultative, or individual account, reinsurance, as well as some treaty reinsurance business.

Group Life, Accident and Health

We write medical stop-loss business for employer-sponsored, self-insured health plans. Our medical stop-loss insurance provides coverages to companies, associations and public entities that elect to self-insure their employee's medical coverage for losses within specified levels, allowing them to manage the risk of excessive health insurance exposure by limiting aggregate and specific losses to a predetermined amount. We also underwrite a small program of group life insurance offered to our insureds as a complement to our medical stop-loss products. Our underwriting agency, HCC Benefits Corporation, produces and underwrites this business on behalf of two of our insurance companies: HCC Life Insurance Company and Avemco Insurance Company. HCC Benefits Corporation began underwriting this business in 1980 and has grown both internally and through acquisitions. HCC Benefits Corporation is considered a market leader in medical stop-loss insurance. We first began writing this business in our insurance companies in 1997. In 1999, we acquired The Centris Group, Inc., doubling our gross written premium at that time to approximately $400.0 million. We maintain reinsurance on a proportional basis, where we share a proportional part of the original premium and losses with reinsurers and believe that these risks carry a relatively low level of catastrophe exposure.

We began writing alternative workers' compensation and occupational accident insurance in 1996. The business is currently written through U.S. Specialty Insurance Company. We maintain specific reinsurance on an excess of loss basis and we believe there is a relatively low level of catastrophe exposure in this business.

Diversified Financial Products

We underwrite a variety of financial insurance risks in our diversified financial products line of business. These risks include:

- directors' and officers' liability
- employment practices liability
- errors and omissions or professional indemnity
- surety

We began to underwrite this line of business with our acquisition of Professional Indemnity Agency, Inc. in October, 2001. We have substantially increased our level of business in this area through our October, 2002 acquisition of HCC Global Financial Products, LLC and December, 2002 acquisitions of Dickson Manchester & Company, Limited and HCC Europe. In January 2004, we acquired American Contractors Indemnity Company, a California based surety insurer. Each of the acquired entities has substantial experience in their respective specialty within this line of business.

In 2002, we experienced substantial rate increases throughout this line of business, particularly directors' and officers' liability, which were generally caused by high profile corporate governance issues in U.S. public companies. Gross written premium rose dramatically to $553.5 million in 2003 compared to $178.7 million in 2002. We maintain reinsurance on our diversified financial products line of business on both a proportional and excess of loss basis. Although individual losses may have potential severity, there is a relatively low risk of catastrophe exposure.

London Market Account

Our London market account business consists of marine, energy, property and accident and health business and is underwritten by Houston Casualty Company's London branch office and to a lesser extent by HCC Europe.

We underwrite marine risks for ocean-going vessels including hull, liabilities, protection and indemnity and marine cargo.

We have underwritten marine risks on both a direct and reinsurance basis since 1984 and currently write a relatively small book of business due to the competitive state of the market. In 2003, our gross written premium was $18.9 million.

We have been underwriting energy risks since 1988, which include:

- drilling rigs
- natural gas facilities
- petrochemical plants
- pipelines
- gas production and gathering platforms
- refineries

In our energy business, we underwrite physical damage and business interruption.

Rates have been relatively low in the past at levels where underwriting profitability has been difficult to obtain. As a result, we have underwritten energy risks on a very selective basis, striving for quality rather than quantity. Since 2002, we have seen rates increase and gross written premium in 2003 was $69.6 million.

We underwrite property business specializing in risks of large, often multinational, corporations, covering a variety of commercial properties including:

- factories
- hotels
- industrial plants
- office buildings
- retail locations
- utilities

The property insurance we offer includes business interruption, physical damage and catastrophe risks including flood and earthquake.

We have written property business since 1986 and due to severe competition, our gross written premium declined to $40.8 million in 2002 and has increased to $47.3 million in 2003.

We began writing London market accident and health risks in 1996 including: trip accident, medical and disability and have steadily increased premiums. Our gross written premium was $87.4 million in 2003.

Our London market account business is reinsured both proportionally and on an excess of loss basis, where we transfer to reinsurers premium and loss on a non-proportional basis, for individual and catastrophe risks, above our net retention of risk. Catastrophe exposure is more concentrated in our energy and property lines of business.

Aviation

We are a market leader in the general aviation insurance industry. We insure aviation risks, both domestically and internationally, including:

- antique and vintage military aircraft
- cargo operations
- commuter airlines
- corporate aircraft
- fixed base operations
- military and law enforcement aircraft
- private aircraft owners and pilots
- rotor wing aircraft

We offer coverages that include hulls, engines, avionics and other systems, liabilities, cargo and other ancillary coverages. We do not generally insure major airlines, major manufacturers or satellites. Insurance claims related to general aviation business tend to be seasonal, with the majority of the claims being incurred during the spring and summer months.

We have been underwriting aviation risks through Houston Casualty Company since 1981 and in 1997 acquired Avemco Insurance Company and its subsidiary U.S. Specialty Insurance Company. Avemco

Insurance Company is one of the largest writers of personal aircraft insurance in the United States and has been insuring aviation risks since 1959. Our aviation premium has remained relatively stable since 1998. Our aviation gross written premium for 2003 was $214.7 million.

We maintain reinsurance on both a proportional and excess of loss basis and believe that the aviation risks we underwrite carry a relatively low level of catastrophe exposures.

Other Specialty Lines

In addition to the above, we underwrite various other specialty lines of business, of which individual premiums by line of business are not at this time significant to our overall results of operations.

Principal Insurance Companies

Our operating insurance companies are rated "A+ (Superior)" (2nd of 16 ratings) by A.M. Best Company, Inc. and "AA (Very Strong)" (3rd of 22 ratings) by Standard and Poor's Corporation, two nationally recognized independent rating agencies. These ratings are intended to provide an independent opinion of an insurer's ability to meet its obligations to policyholders and are not evaluations directed at investors.

Houston Casualty Company

Houston Casualty Company is our principal insurance company subsidiary. Houston Casualty Company operates worldwide and is domiciled and licensed in Texas and operates on a surplus lines basis in 49 states. Houston Casualty Company receives business through independent agents and brokers, our underwriting agencies and intermediaries and other insurance and reinsurance companies. Houston Casualty Company writes aviation, London market account, diversified financial products and other specialty lines of business. Houston Casualty Company's 2003 gross written premium was $907.5 million (including Houston Casualty Company-London amounts). Houston Casualty Company is an issuing carrier for HCC Global Financial Products, LLC and ASU International, LLC.

Houston Casualty Company-London

Houston Casualty Company operates a full branch office in London, England. Houston Casualty Company established its London branch operation in order to more closely align its underwriting operations with the London market, a historical focal point for some of the business that Houston Casualty Company underwrites. Houston Casualty Company-London underwrites diversified financial products and London market account business. Houston Casualty Company-London is an issuing carrier for HCC Global Financial Products, LLC and HCC Diversified Financial Products, Limited. Houston Casualty Company-London's 2003 gross written premium was $306.7 million.

U.S. Specialty Insurance Company

U.S. Specialty Insurance Company is a Texas-domiciled property and casualty insurance company. It is a direct subsidiary of Houston Casualty Company. U.S. Specialty Insurance Company operates on an admitted basis throughout the United States, primarily writing aviation, accident and health and diversified financial products business. U.S. Specialty Insurance Company acts as an issuing carrier for certain business underwritten by our underwriting agencies. U.S. Specialty Insurance Company's gross written premium in 2003 was $232.2 million.

HCC Life Insurance Company

HCC Life Insurance Company is an Indiana-domiciled life insurance company and a subsidiary of Houston Casualty Company. It operates as a group life, accident and health insurer on an admitted basis in 42 states and the District of Columbia. HCC Life Insurance Company is an issuing carrier for HCC Benefits Corporation. HCC Life Insurance Company's gross written premium in 2003 was $388.4 million.

Avemco Insurance Company

Avemco Insurance Company is a Maryland-domiciled property and casualty insurer and operates as a direct market underwriter of aviation business on an admitted basis throughout the United States. Avemco Insurance Company is also an issuing carrier for accident and health business underwritten by our underwriting agencies and an unaffiliated underwriting agency. Avemco Insurance Company's gross written premium in 2003 was $179.9 million.

HCC Europe

HCC Europe is a Spanish insurer and underwrites diversified financial products business throughout the European Union. HCC Europe is also an issuing carrier for business underwritten by our underwriting agencies and has been in operation since 1978. HCC Europe's gross written premium in 2003 was $84.1 million.

American Contractors Indemnity Company

American Contractors Indemnity Company was acquired on January 31, 2004 and is a California-domiciled surety company. The results of operations of American Contractors Indemnity Company will be included in our financial results as of the date of acquisition. American Contractors Indemnity Company writes court, specialty contract, license and permit bonds and operates on an admitted basis in 44 states, the District of Columbia and two U.S. Territories and has been in operation since 1990. American Contractors Indemnity Company's 2003 gross written premium was $57.9 million.

HCC Reinsurance Company Limited

HCC Reinsurance Company Limited is a Bermuda-domiciled reinsurance company which writes assumed reinsurance from our insurance companies and from unaffiliated insurance companies. HCC Reinsurance Company Limited's gross written premium in 2003 was $14.7 million. We expect to increase the underwriting activity of HCC Reinsurance Company Limited in 2004.

HCC Specialty Insurance Company

HCC Specialty Insurance Company is an Oklahoma domiciled property and casualty insurance company. HCC Specialty Insurance Company operates on a surplus lines basis in Texas and writes diversified financial products and other specialty lines business produced by our underwriting agencies. HCC Specialty Insurance Company's gross written premium in 2003 was $9.5 million.

Underwriting Agency Operations

Our underwriting agencies act on behalf of affiliated and non-affiliated insurance companies and provide insurance underwriting management and claims administration services. Our underwriting agencies do not assume any insurance or reinsurance risk themselves and generate revenues based entirely on fee income and profit commissions. These subsidiaries are in a position to direct and control business that they produce. Our insurance companies serve as policy issuing companies for the majority of the business written by our underwriting agencies. In instances where our insurance companies are not the policy issuing company, our insurance companies may reinsure the business written by the underwriting agencies. Total segment revenue generated by our underwriting agencies in 2003 amounted to $174.7 million.

HCC Benefits Corporation

HCC Benefits Corporation has its home office in Atlanta, Georgia and regional offices in Costa Mesa, California; Wakefield, Massachusetts; Minneapolis, Minnesota; and Dallas, Texas. HCC Benefits Corporation underwrites group life, accident and health business on behalf of affiliated insurance companies and has been in operation since 1980.

Professional Indemnity Agency, Inc.

Professional Indemnity Agency, Inc., with its home office in Mount Kisco, New York and a branch office in San Francisco, California, acts as an underwriting manager for diversified financial products, specializing in directors' and officers' liability, errors and omissions liability, kidnap and ransom and other specialty lines of business on behalf of affiliated and unaffiliated insurance companies and has been in operation since 1977.

ASU International, LLC

ASU International, LLC, with its home office in Woburn, Massachusetts and a branch office in London, England acts as an underwriting manager for group life, accident and health and other specialty lines of business on behalf of affiliated and unaffiliated insurance companies and has been in operation since 1982.

HCC Global Financial Products, LLC

HCC Global Financial Products, LLC has offices in Farmington, Connecticut, Houston, Texas, Jersey City, New Jersey, Barcelona, Spain and London, England. HCC Global Financial Products, LLC acts as an underwriting manager for diversified financial products, specializing in directors' and officers' liability business on behalf of affiliated insurance companies.

HCC Diversified Financial Products Limited

HCC Diversified Financial Products Limited is an underwriting agency based in London, England and underwrites diversified financial products, specializing in professional indemnity business in the European Union, on behalf of affiliated insurance companies and has been in operation since 1997. Its Lloyd's broker operations have been consolidated into Rattner Mackenzie Limited.

Covenant Underwriters Limited

We acquired Covenant Underwriters Limited in July, 2003. Covenant Underwriters Limited is an underwriting agency based in Covington, Louisiana, specializing in commercial marine insurance underwritten on behalf of affiliated and unaffiliated insurance companies and has been in operation through predecessor entities since 1970.

Intermediary Operations

Our intermediaries provide a variety of services, including marketing, placing, consulting on and servicing insurance risks for their clients, which include medium to large corporations, unaffiliated and affiliated insurance and reinsurance companies and other risk taking entities. The intermediaries earn commission income and to a lesser extent fees for certain services, generally paid by the underwriters with whom the business is placed. Some of these risks may be initially underwritten by our insurance companies, which may retain a portion of the risk. Total segment revenue generated by our intermediaries in 2003 amounted to $48.6 million.

Rattner Mackenzie Limited

Rattner Mackenzie Limited is an intermediary based in London, England with other operations in Bermuda and New York. Rattner Mackenzie Limited specializes in group life, accident and health reinsurance and some specialty property and casualty lines of business. Rattner Mackenzie Limited operates as a Lloyd's broker for reinsurance business placed on behalf of unaffiliated and affiliated insurance companies, reinsurance companies and underwriting agencies and has been in operation since 1989.

Continental Underwriters Limited

We acquired Continental Underwriters Limited in July, 2003. Continental Underwriters Limited is an intermediary based in Covington, Louisiana specializing in commercial marine insurance placed on behalf of affiliated and unaffiliated insurance companies and has been in operation since 1970.

HCC Risk Management, Inc.

HCC Risk Management, Inc., based in Houston, Texas, is an intermediary specializing in placing reinsurance on behalf of affiliated and unaffiliated insurance companies.

Other Operations

Other operating income consists of equity in the earnings of insurance related companies in which we invest, dividends from certain other insurance related investments and gains or losses from the disposition of these investments and the profit or loss from an inventory of insurance related trading securities. Other operating revenue was $13.2 million in 2003, but can vary considerably from period to period depending on investment or disposition activity.

Reinsurance Ceded

We purchase reinsurance to reduce our net liability on individual risks, to protect against catastrophe losses and to achieve a desired ratio of net written premium to policyholders' surplus. We purchase reinsurance on both a proportional and an excess of loss basis. The type, cost and limits of reinsurance we purchase can vary from year to year based upon our desired retention levels and the availability of quality reinsurance at an acceptable price. Our reinsurance programs renew throughout the year and during 2003 some of those renewed contained price increases, which are not material to our underwriting results.

We structure a specific reinsurance program for each line of business we underwrite. We place reinsurance proportionally to cover loss frequency and catastrophe exposure. We obtain reinsurance on an excess of loss basis to cover individual risk severity of loss and catastrophe exposure. Additionally, we may also obtain facultative reinsurance protection on a single risk. Our reinsurance generally does not cover war or terrorism risks, which are excluded from many of our policies.

In our proportional reinsurance programs, we generally receive an overriding (ceding) commission on the premium ceded to reinsurers. This compensates our insurance companies for the direct costs associated with the production of the business, the servicing of the business during the term of the policies ceded and the costs associated with the placement of the related reinsurance. In addition, certain of our reinsurance treaties allow us to share with the reinsurers in any net profits generated under such treaties. Various intermediaries, including HCC Risk Management, Inc. and Rattner Mackenzie Limited, arrange for the placement of this reinsurance coverage on our behalf and are compensated, directly or indirectly, by the reinsurers.

We have a reserve of $14.9 million as of December 31, 2003 for potential collectibility issues and associated expenses related to reinsurance recoverables. This includes the exposure we have with respect to disputed amounts. While we believe that the reserve is adequate based on currently available information, conditions may change or additional information might be obtained which may result in a future change in the reserve. We periodically review our financial exposure to the reinsurance market and the level of our reserve and continue to take actions in an attempt to mitigate our exposure to possible loss.

Operating Ratios

Premium to Surplus Ratio

This table shows, for the years indicated, the ratio of statutory gross written premium and net written premium to statutory policyholders' surplus for our property and casualty insurance companies (dollars in thousands):

	2003	2002	2001	2000	1999
Gross written premium	$1,746,413	$1,163,397	$1,014,833	$972,154	$576,184
Net written premium	867,795	545,475	371,409	283,947	150,261
Policyholders' surplus	591,889	523,807	401,393	326,249	315,474
Gross written premium ratio	295.1%	222.1%	252.8%	298.0%	182.6%
Gross written premium industry average(1)	*	244.4%	210.8%	174.1%	154.1%
Net written premium ratio	146.6%	104.1%	92.5%	87.0%	47.6%
Net written premium industry average(1)	*	130.3%	112.0%	94.4%	85.5%

(1) Source: A.M. Best Company, Inc.

* Not available

While there is no statutory requirement regarding a permissible premium to policyholders' surplus ratio, guidelines established by the National Association of Insurance Commissioners provide that a property and casualty insurer's annual statutory gross written premium should not exceed 900% and net written premium should not exceed 300% of its policyholders' surplus. However, industry standards and rating agency criteria place these ratios at 300% and 200%, respectively. Our property and casualty insurance companies have maintained net written premium to surplus ratios substantially lower than such guidelines.

Combined Ratio In Accordance With Generally Accepted Accounting Principles

The underwriting experience of a property and casualty insurance company is indicated by its combined ratio. Under generally accepted accounting principles, the combined ratio is a combination of the loss ratio in accordance with generally accepted accounting principles, or the ratio of incurred losses and loss adjustment expenses to net earned premium and the expense ratio in accordance with generally accepted accounting principles, which is the ratio of policy acquisition costs and other underwriting expenses, net of ceding commissions, to net earned premium. Our insurance companies' loss ratios, expense ratios and combined ratios in accordance with generally accepted accounting principles are shown in the following table for the years indicated:

	2003	2002	2001	2000	1999
Loss ratio	66.2%*	60.6%	78.0%	74.2%	77.6%
Expense ratio	24.8	25.4	25.7	21.0	51.7
Combined ratio	91.0%*	86.0%	103.7%	95.2%	129.3%

* Includes 3.9% related to a commutation loss.

Combined Ratio In Accordance with Statutory Accounting Principles

The combined ratio in accordance with statutory accounting principles is a combination of the loss ratio in accordance with statutory accounting principles, or the ratio of incurred losses and loss adjustment expenses to net earned premium and the expense ratio in accordance with statutory accounting principles, which is the ratio of policy acquisition costs and other underwriting expenses, net of ceding commissions, to net written premium. Our insurance companies' loss ratios, expense ratios and combined ratios in accordance with statutory accounting principles are shown in the following table for the years indicated:

	2003	2002	2001	2000	1999
Loss ratio	66.8%*	62.0%	78.0%	71.1%	107.1%
Expense ratio	23.0	23.9	23.8	27.0	22.8
Combined ratio	89.8%*	85.9%	101.8%	98.1%	129.9%
Industry average	**	107.5%	115.9%	110.1%	107.8%

* Includes 3.9% related to a commutation loss.

** Not available

The ratio data in accordance with statutory accounting principles is not intended to be a substitute for results of operations in accordance with generally accepted accounting principles. Including this information is meaningful and useful to allow a comparison of our operating results with those of other companies in the insurance industry. The source of the industry average is A.M. Best Company, Inc. A.M. Best Company, Inc. reports on insurer performance on the basis of statutory accounting principles to provide for more standardized comparisons among individual companies, as well as overall industry performance.

Reserves

Applicable insurance laws require us to maintain reserves to cover our estimated ultimate liability for reported and incurred but not reported losses under insurance and reinsurance policies that we wrote and for loss adjustment expenses relating to the investigation and settlement of policy claims. In most cases, we estimate such losses and claims costs through an evaluation of individual claims. However, for some types of claims, we use an average reserving method until more information becomes available to permit an evaluation of individual claims.

We establish loss reserves for individual claims by evaluating reported claims on the basis of:

- jurisdiction of the occurrence;
- our experience with the insured and the line of business and policy provisions relating to the particular type of claim;
- our knowledge of the circumstances surrounding the claim;
- the information and reports received from ceding insurance companies where applicable;
- the potential for ultimate exposure;
- the severity of injury or damage; and
- the type of loss.

We establish loss reserves for incurred but not reported losses based in part on statistical information and in part on industry experience with respect to the probable number and nature of claims arising from occurrences that have not been reported. We also establish our reserves based on predictions of future events, our estimates of future trends in claims severity and other subjective factors. Insurance companies are not permitted to reserve for a catastrophe until it has occurred. Reserves are recorded on an undiscounted basis, except for reserves acquired in transactions recorded using the purchase method of accounting. The reserves of each of our insurance companies are established in conjunction with and reviewed by our in-house actuarial staff and our reserves in accordance with statutory accounting principles are certified annually by our independent actuaries. PricewaterhouseCoopers LLP certified the reserves of our insurance companies in accordance with statutory accounting principles as of December 31, 2003.

With respect to some classes of risks, the period of time between the occurrence of an insured event and the final settlement of a claim may be many years and during this period it often becomes necessary to adjust the claim estimates either upward or downward. Certain classes of diversified financial products, marine and offshore energy and workers' compensation insurance which are or were underwritten by our insurance companies have historically had longer elapsed times between the occurrence of an insured event, reporting of the claim and final settlement. In such cases, we are forced to estimate reserves over long periods of time with the possibility of several adjustments to reserves. Other classes of insurance that we underwrite, such as most aviation, property and medical stop-loss, historically have shorter lead times between the occurrence of an insured event, reporting of the claim and final settlement. Reserves with respect to these classes are, therefore, less likely to be adjusted.

The reserving process is intended to reflect the impact of inflation and other factors affecting loss payments by taking into account changes in historical payment patterns and perceived trends. However, there is no precise method for the subsequent evaluation of the adequacy of the consideration given to inflation, or to any other specific factor, or to the way one factor may impact another.

We underwrite, directly and through reinsurance, risks which are denominated in a number of foreign currencies and therefore maintain loss reserves with respect to these policies in the respective currencies. These reserves are subject to exchange rate fluctuations, which may have an effect on our earnings.

The loss development triangles below show changes in our reserves in subsequent years from the prior loss estimates based on experience as of the end of each succeeding year on the basis of generally accepted accounting principles. The estimate is increased or decreased as more information becomes known about the frequency and severity of losses for individual years. A redundancy means the original estimate was higher than the current estimate; a deficiency means that the current estimate is higher than the original estimate.

The first line of each loss development triangle presents, for the years indicated, our gross or net reserve liability including the reserve for incurred but not reported losses. The first section of each table shows, by year, the cumulative amounts of loss and loss adjustment expense paid as of the end of each succeeding year. The second section sets forth the re-estimates in later years of incurred losses, including payments, for the years indicated. The "cumulative redundancy (deficiency)" represents, as of the date indicated, the difference between the latest re-estimated liability and the reserves as originally estimated.

This loss development triangle shows development in loss reserves on a gross basis (in thousands):

	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993
Balance sheet reserves:	$1,535,288	$1,155,290	$1,130,748	$ 944,117	$871,104	$460,511	$275,008	$229,049	$200,756	$170,957	$144,178
Reserve adjustments from acquisition and disposition of subsidiaries		5,587	—	(66,571)	(32,437)	(136)	—	—	—	—	—
Effects of changes in foreign currency rates of exchange		22,966	—	—	—	—	—	—	—	—	—
Adjusted reserves	1,535,288	1,183,843	1,130,748	877,546	838,667	460,375	275,008	229,049	200,756	170,957	144,178
Cumulative paid as of:											
One year later		438,802	388,722	400,279	424,379	229,746	160,324	119,453	118,656	97,580	82,538
Two years later			610,619	537,354	561,246	367,512	209,724	179,117	167,459	143,114	126,290
Three years later				667,326	611,239	419,209	241,523	193,872	207,191	166,541	157,509
Four years later					686,730	435,625	259,067	212,097	214,046	192,540	176,472
Five years later						453,691	262,838	223,701	226,762	195,930	195,269
Six years later							267,038	225,595	233,831	202,844	197,147
Seven years later								227,177	235,236	208,112	203,075
Eight years later									235,950	209,056	207,474
Nine years later										209,351	208,049
Ten years later											208,299
Re-estimated liability as of:											
End of year	1,535,288	1,183,843	1,130,748	877,546	838,667	460,375	275,008	229,049	200,756	170,957	144,178
One year later		1,306,996	1,107,588	922,080	836,775	550,409	308,501	252,236	243,259	186,898	163,967
Two years later			1,239,751	925,922	868,438	545,955	316,250	249,013	248,372	207,511	183,015
Three years later				1,099,657	854,987	547,179	304,281	250,817	247,053	214,738	203,137
Four years later					900,604	537,968	305,022	247,245	248,687	220,695	211,546
Five years later						522,183	295,975	249,853	248,559	217,892	218,182
Six years later							296,816	243,015	250,176	219,196	214,498
Seven years later								242,655	246,661	219,002	216,820
Eight years later									246,159	219,478	216,627
Nine years later										219,024	216,542
Ten years later											216,199
Cumulative redundancy (deficiency)		$ (123,153)	$ (109,003)	$ (222,111)	$(61,937)	$(61,808)	$(21,808)	$(13,606)	$(45,403)	$(48,067)	$(72,021)

The gross deficiencies reflected in the above table for years after 1998 result from the following:

- During 2003 we recorded $132.9 million in gross losses related to 1999 and 2000 accident years on certain assumed accident and health reinsurance contracts reported in discontinued lines of business due to our processing of additional information received and our continuing evaluation of reserves on this business.
- The 2000 and 1999 years in the table are also negatively affected by late reporting loss information received during 2001 for certain discontinued business.

As the losses related to the above two items were substantially reinsured, there was no material effect to our net earnings.

The gross deficiencies reflected in the table for the years prior to 1999 result from three principal conditions:

- The development of large claims on individual policies which were either reported late or for which reserves were increased as subsequent information became available. However, as these policies were substantially reinsured, there was no material effect to our net earnings.
- During 1999, in connection with the insolvency of one of our reinsurers and the commutation of all liabilities with another, we re-evaluated all loss reserves and incurred but not reported loss reserves related to business placed with these reinsurers to determine the ultimate losses we might conservatively expect. These reserves were then used as the basis for the determination of the provision for reinsurance recorded in 1999.
- For the years prior to 1997, the runoff of the retrocessional excess of loss business, which we underwrote between 1988 and 1991, experienced gross development. This development was due primarily to the delay in reporting of losses by the London insurance market, coupled with the unprecedented number of catastrophe losses during that period. This business was substantially reinsured and there was no material effect to our net earnings.

The following table provides a reconciliation of the gross liability of loss and loss adjustment expenses on the basis of generally accepted accounting principles for the three years ended December 31, 2003 (in thousands):

	2003	2002	2001
Reserves for loss and loss adjustment expense at beginning of year	$1,155,290	$1,130,748	$ 944,117
Reserve adjustments from acquisition and disposition of subsidiaries	5,587	82,289	(69,725)
Effects of changes in foreign currency rates of exchange	22,966	—	—
Incurred loss and loss adjustment expense:			
Provision for loss and loss adjustment expense for claims occurring in the current year	922,838	627,412	1,019,311
Increase (decrease) in estimated loss and loss adjustment expense for claims occurring in prior years(1)	123,153	(23,160)	44,534
Incurred loss and loss adjustment expense	1,045,991	604,252	1,063,845
Loss and loss adjustment expense payments for claims occurring during:			
Current year	255,744	273,277	407,210
Prior years	438,802	388,722	400,279
Loss and loss adjustment expense payments	694,546	661,999	807,489
Reserves for loss and loss adjustment expense at end of the year	$1,535,288	$1,155,290	$1,130,748

(1) Changes in loss and loss adjustment expense reserves (on the basis of generally accepted accounting principles) for losses occurring in prior years reflect the gross effect of the resolution of losses for other than the reserve value and the subsequent adjustments of loss reserves.

This loss development triangle shows development in loss reserves on a net basis (in thousands):

	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993
Gross reserves	$1,535,288	$1,155,290	$1,130,748	$944,117	$871,104	$460,511	$275,008	$229,049	$200,756	$170,957	$144,178
Less reinsurance recoverables	830,088	697,972	817,651	694,245	597,498	341,599	155,374	111,766	101,497	95,279	82,289
Reserves, net of reinsurance	705,200	457,318	313,097	249,872	273,606	118,912	119,634	117,283	99,259	75,678	61,889
Reserve adjustments from acquisition and disposition of subsidiaries		5,587	—	(6,048)	(3,343)	(410)	—	—	—	—	—
Effects of changes in foreign currency rates of exchange		20,892	—	—	—	—	—	—	—	—	—
Effect on loss reserves of 1999 write off of reinsurance Recoverables		—	—	—	—	63,851	15,008	2,636	1,442	51	—
Adjusted reserves, net of Reinsurance	705,200	483,797	313,097	243,824	270,263	182,353	134,642	119,919	100,701	75,729	61,889
Cumulative paid, net of reinsurance, as of:											
One year later		135,829	126,019	102,244	145,993	56,052	48,775	47,874	41,947	36,500	29,258
Two years later			131,244	139,659	174,534	103,580	64,213	66,030	56,803	49,283	41,207
Three years later				118,894	185,744	113,762	80,227	72,863	64,798	56,919	46,576
Four years later					180,714	121,293	81,845	81,620	67,355	60,441	51,536
Five years later						120,452	84,986	81,968	72,627	61,781	53,110
Six years later							87,626	82,681	73,501	66,591	53,879
Seven years later								84,108	73,792	66,410	58,353
Eight years later									74,836	66,749	58,713
Nine years later										66,804	60,658
Ten years later											60,718
Re-estimated liability, net of reinsurance, as of:											
End of year	705,200	483,797	313,097	243,824	270,263	182,353	134,642	119,919	100,701	75,729	61,889
One year later		507,563	306,318	233,111	260,678	186,967	120,049	116,145	95,764	72,963	59,659
Two years later			338,194	222,330	254,373	175,339	116,745	101,595	94,992	74,887	60,079
Three years later				259,160	244,650	171,165	110,673	97,353	85,484	76,474	62,224
Four years later					258,122	163,349	107,138	95,118	80,890	73,660	64,377
Five years later						155,931	103,243	93,528	79,626	69,528	64,103
Six years later							101,538	91,413	79,968	70,642	59,408
Seven years later								90,951	78,614	70,278	60,960
Eight years later									78,810	70,060	60,729
Nine years later										69,965	62,874
Ten years later											62,857
Cumulative redundancy (deficiency)		$ (23,766)	$ (25,097)	$(15,336)	$ 12,141	$ 26,422	$ 33,104	$ 28,968	$ 21,891	$ 5,764	$ (968)

The net deficiencies reflected in the above table for years after 1999 are due to a commutation loss of $28.8 million recorded in 2003, which primarily affected the 1999 and 2000 accident years.

This table below provides a reconciliation of the liability for loss and loss adjustment expense, net of reinsurance ceded, on the basis of generally accepted accounting principles for the three years ended December 31, 2003 (in thousands):

	2003	2002	2001
Reserves for loss and loss adjustment expense at beginning of year	$457,318	$313,097	$249,872
Reserve adjustments from acquisition and disposition of subsidiaries	5,587	79,558	285
Effects of changes in foreign currency rates of exchange	20,892	—	—
Incurred loss and loss adjustment expense:			
Provision for loss and loss adjustment expense for claims occurring in the current year	464,886	313,270	278,103
Increase (decrease) in estimated loss and loss adjustment expense for claims occurring in prior years(1)	23,766	(6,779)	(10,713)
Incurred loss and loss adjustment expense	488,652	306,491	267,390
Loss and loss adjustment expense payments for claims occurring during:			
Current year	131,420	115,809	102,206
Prior years	135,829	126,019	102,244
Loss and loss adjustment expense payments	267,249	241,828	204,450
Reserves for loss and loss adjustment expense at end of the year	$705,200	$457,318	$313,097

(1) Changes in loss and loss adjustment expense reserves (on the basis of generally accepted accounting principles) for losses occurring in prior years reflect the net effect of the resolution of losses for other than the reserve value and the subsequent adjustments of loss reserves.

During 2003, we had net loss and loss adjustment expense deficiency of $23.8 million relating to prior year losses compared to redundancies of $6.8 million in 2002 and $10.7 million in 2001. The 2003 deficiency resulted from a commutation charge of $28.8 million related to certain accident and health business included in discontinued lines offset by a net redundancy of $5.0 million from all other sources. The 2002 redundancy resulted from a deficiency of $7.7 million due to a third quarter charge related to certain business included in discontinued lines offset by a net redundancy of $14.5 million from all other sources. Deficiencies and redundancies in the reserves occur as we continually review our loss reserves with our actuaries, increasing or reducing loss reserves as a result of such reviews and as losses are finally settled and claims exposures are reduced. We believe we have provided for all material net incurred losses.

We have no material exposure to environmental pollution losses because Houston Casualty Company only began writing business in 1981 and its policies normally contain pollution exclusion clauses which limit pollution coverage to "sudden and accidental" losses only, thus excluding intentional (dumping) and seepage claims. Policies issued by our other insurance company subsidiaries, because of the types of risks covered, are not considered to have significant environmental exposures. We do not expect to experience any material development in reserves for environmental pollution claims. Likewise, we have no material exposure to asbestos claims.

Investments

Insurance company investments must comply with applicable regulations which prescribe the type, quality and concentration of investments. These regulations permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds and preferred and common equity securities. As of December 31, 2003, we had $1.7 billion of investment assets. The majority of our investment assets are held by our insurance companies. All of our securities are classified as available for sale and are recorded at market value.

Our investment policy is determined by our Board of Directors and our Investment and Finance Committee and is reviewed on a regular basis. We engage a nationally prominent investment advisor, General Re-New England Asset Management, a subsidiary of Berkshire Hathaway, Inc., to oversee our investments and to make recommendations to our Board's Investment and Finance Committee. Although we generally intend to hold fixed income securities to maturity, we regularly re-evaluate our position based upon market conditions. As of December 31, 2003, our fixed income securities had a weighted average maturity of 4.5 years and a weighted average duration of 3.7 years. Our financial statements reflect an unrealized gain of $30.0 million on fixed income securities available for sale as of December 31, 2003.

We have maintained a substantial level of cash and liquid short-term instruments in our insurance companies in order to maintain the ability to fund losses of our insureds. Our underwriting agencies and intermediaries typically have short-term investments, which are fiduciary funds held on behalf of others. As of December 31, 2003, we had cash and short-term investments of approximately $614.9 million, of which $264.0 million were in our underwriting agencies and intermediaries.

This table shows a profile of our investments. The table shows the average amount of investments, income earned and the yield thereon for the periods indicated (dollars in thousands):

	2003	2002	2001
Average investments, at cost	$1,403,690	$1,005,541	$789,860
Net investment income before reclassification to discontinued operations(1)	47,347	37,769	39,638
Average short-term yield(1)	1.8%	2.2%	4.3%
Average long-term yield(1)	4.2%	4.8%	5.6%
Average long-term tax equivalent yield(1)	5.0%	5.4%	6.4%
Weighted average combined tax equivalent yield(1)	3.8%	4.6%	5.6%

(1) Excluding realized and unrealized capital gains and losses.

This table summarizes, by type, the estimated market value of our investments as of December 31, 2003 (dollars in thousands):

	Amount	Percent of Total
Short-term investments	$ 518,482	30%
U.S. Treasury securities	69,140	4
Obligations of states, municipalities and political subdivisions	102,048	6
Special revenue fixed income securities	305,301	18
Corporate fixed income securities	334,825	19
Asset-backed and mortgage-backed securities	152,759	9
Foreign government securities	200,093	12
Marketable equity securities	12,002	1
Other investments	8,696	1
Total investments	$1,703,346	100%

This table summarizes, by rating, the market value of our investments in fixed income securities as of December 31, 2003 (dollars in thousands):

	Amount	Percent of Total
AAA	$ 652,133	56%
AA	270,123	23
A	212,124	18
BBB	28,416	2
BB and below	1,370	1
Total fixed income securities	$1,164,166	100%

The table set forth below indicates the expected maturity distribution of the estimated market value of our fixed income securities as of December 31, 2003 (dollars in thousands):

	Amount	Percent of Total
One year or less	$ 84,130	7%
One year to five years	451,998	39
Five years to ten years	243,663	21
Ten years to fifteen years	158,531	14
More than fifteen years	73,085	6
Securities with fixed maturities	1,011,407	87
Asset-backed and mortgage-backed securities	152,759	13
Total fixed income securities	$1,164,166	100%

The weighted average life of our structured securities is 2.8 years. The value of our portfolio of fixed income securities is inversely correlated to changes in market interest rates. In addition, some of our fixed income securities have call or prepayment options. This could subject us to a reinvestment risk should interest rates fall or issuers call their securities and we are forced to invest the proceeds at lower interest rates. We mitigate this risk by investing in securities with varied maturity dates, so that only a portion of the portfolio will mature at any point in time. Some of our asset-backed securities are subject to re-evaluation and additional specialized impairment tests. Under this guidance, these securities have to be written down in value if certain tests are met. Any write down is recouped prospectively through net investment income, if contractual cash flows are ultimately received. The total amount of securities held by us as of December 31, 2003 that would be subject to these tests and potential write downs is $1.4 million.

Regulation

The business of insurance is extensively regulated by the government. At this time, the insurance business in the United States is regulated primarily by the individual states. However, a form of federal financial services modernization legislation enacted in 1999 is expected to result in additional federal regulation of the insurance industry. In addition, some insurance industry trade groups are actively lobbying for legislation that would allow an option for a separate federal charter for insurance companies. The full extent to which the federal government will determine to directly regulate the business of insurance has not been determined by lawmakers. Also, various foreign governments regulate our international operations.

Our business depends on our compliance with applicable laws and regulations and our ability to maintain valid licenses and approvals for our operations. We devote a significant effort toward obtaining and maintaining our licenses and compliance with a diverse and complex regulatory structure. In all jurisdictions, the applicable laws and regulations are subject to amendment or interpretation by regulatory authorities. Generally, regulatory authorities are vested with broad discretion to grant, renew and revoke licenses and approvals and to implement regulations governing the business and operations of insurers and insurance agents.

Insurance Companies

Our insurance companies, in common with other insurers, are subject to regulation and supervision by the states and by other jurisdictions in which they do business. Regulation by the states varies, but generally involves regulatory and supervisory powers of a state insurance official. The regulation and supervision of our insurance operations relates primarily to:

- approval of policy forms and premium rates;
- licensing of insurers and their agents;
- periodic examinations of our operations and finances;
- prescribing the form and content of records of financial condition required to be filed;
- requiring deposits for the benefit of policyholders;
- requiring certain methods of accounting;
- requiring reserves for unearned premium, losses and other purposes;
- restrictions on the ability of our insurance companies to pay dividends to us;
- restrictions on the nature, quality and concentration of investments;
- restrictions on transactions between insurance companies and their affiliates;
- restrictions on the size of risks insurable under a single policy; and
- standards of solvency, including risk-based capital measurements (which is a measure developed by the National Association of Insurance Commissioners and used by state insurance regulators to identify insurance companies that potentially are inadequately capitalized.)

In general, state insurance regulations are intended primarily for the protection of policyholders rather than shareholders. The state insurance departments monitor compliance with regulations through periodic reporting procedures and examinations. The quarterly and annual financial reports to the state insurance regulators utilize accounting principles which are different from the generally accepted accounting principles we use in our reports to shareholders. Statutory accounting principles, in keeping with the intent to assure the protection of policyholders, are generally based on a liquidation concept while generally accepted accounting principles are based on a going-concern concept.

Houston Casualty Company is domiciled in Texas. It operates on an admitted basis in Texas and may write reinsurance on all lines of business that it may write on a direct basis. Houston Casualty Company is an accredited reinsurer in 39 states and an approved surplus lines insurer or is otherwise permitted to write surplus lines insurance in 49 states, three United States territories and the District of Columbia. When a reinsurer obtains accreditation from a particular state, insurers within that state are permitted to obtain statutory credit for risks ceded to the reinsurer. Surplus lines insurance is offered by non-admitted companies on risks which are not insured by admitted companies. All surplus lines insurance is required to be written through licensed surplus lines insurance brokers, who are required to be knowledgeable of and follow specific state laws prior to placing a risk with a surplus lines insurer.

Houston Casualty Company's branch office in London, England is subject to regulation by regulatory authorities in the United Kingdom. Avemco Insurance Company is domiciled in Maryland and operates as a licensed admitted insurer in all states and the District of Columbia. U.S. Specialty Insurance Company is domiciled in Texas and operates as a licensed admitted insurer in all states and the District of Columbia. HCC Life Insurance Company is domiciled in Indiana and operates as a licensed admitted insurer in 42 states and the District of Columbia. HCC Specialty Insurance Company is domiciled in Oklahoma and operates on a surplus lines basis in Texas. American Contractors Indemnity Company is domiciled in California and operates on an admitted basis in 44 states, the District of Columbia and two U.S. Territories. HCC Europe is domiciled in Spain and operates on the equivalent of an "admitted" basis throughout the European Union.

State insurance regulations also affect the payment of dividends and other distributions by insurance companies to their shareholders. Generally, insurance companies are limited by these regulations to the payment of dividends above a specified level. Dividends in excess of those thresholds are "extraordinary dividends" and subject to prior regulatory approval.

Underwriting Agencies and Intermediaries

In addition to the regulation of insurance companies, the states impose licensing and other requirements on the insurance agency and service operations of our other subsidiaries. These regulations relate primarily to:

- advertising and business practice rules;
- contractual requirements;
- financial security;
- licensing as agents, brokers, intermediaries, managing general agents or third party administrators;
- limitations on authority; and
- recordkeeping requirements.

The manner of operating our underwriting agency and intermediary activities in particular states may vary according to the licensing requirements of the particular state, which may require, among other things, that we operate in the state through a local corporation. In a few states, licenses are issued only to individual residents or locally-owned business entities. In such cases, we may have arrangements with residents or business entities licensed to act in the state. The majority of states, however, have recently enacted legislation in response to the Federal Gramm-Leach-Bliley Act that streamlines and makes more uniform the licensing requirements.

Statutory Accounting Principles

The principal differences between statutory accounting principles and generally accepted accounting principles, the method by which we report our financial results to our shareholders, are:

- a liability is recorded for certain reinsurance recoverables under statutory accounting principles, whereas under generally accepted accounting principles there is no such provision unless the recoverables are deemed to be doubtful of collectibility;
- under statutory accounting principles, life insurance companies record investment related liabilities, the asset valuation reserve and interest maintenance reserve, whereas there is no such liability under generally accepted accounting principles;
- certain assets which are considered "non-admitted assets" are eliminated from a balance sheet prepared in accordance with statutory accounting principles but are included in a balance sheet prepared in accordance with generally accepted accounting principles;
- only some of the deferred tax assets are recognized under statutory accounting principles;
- fixed-income investments classified as available for sale are recorded at market value for generally accepted accounting principles and at amortized cost under statutory accounting principles;

- outstanding losses and unearned premium are recorded on a gross basis under generally accepted accounting principles and on a net basis under statutory accounting principles; and
- under statutory accounting principles, policy acquisition costs are expensed as incurred and under generally accepted accounting principles such costs are deferred and amortized to expense as the related premium is earned.

Insurance Holding Company Acts

Because we are an insurance holding company, we are subject to the insurance holding company system regulatory requirements of a number of states. Under these regulations, we are required to report information regarding our capital structure, financial condition and management. We are also required to provide prior notice to, or seek the prior approval of insurance regulatory authorities of certain agreements and transactions between our affiliated companies. These agreements and transactions must satisfy certain regulatory requirements.

Risk-Based Capital

The National Association of Insurance Commissioners has developed a formula for analyzing insurance companies called risk-based capital. The risk-based capital formula is intended to establish minimum capital thresholds that vary with the size and mix of a company's business and assets. It is designed to identify companies with capital levels that may require regulatory attention. As of December 31, 2003, each of our domestic insurance companies' total adjusted capital is significantly in excess of the authorized control level risk-based capital.

Insurance Regulatory Information System

The National Association of Insurance Commissioners has developed a rating system, the Insurance Regulatory Information System, primarily intended to assist state insurance departments in overseeing the financial condition of all insurance companies operating within their respective states. The Insurance Regulatory Information System consists of eleven key financial ratios that address various aspects of each insurer's financial condition and stability. Our insurance companies' Insurance Regulatory Information System ratios generally fall within the usual prescribed ranges except in satisfactorily explainable circumstances such as when there is a large reinsurance transaction, capital change, merger or planned growth.

Terrorism Risk Insurance Act

In 2002, the Federal Terrorism Risk Insurance Act was enacted for the purpose of ensuring the availability of insurance coverage for terrorist acts in the United States. The law establishes a financial "backstop" program through the end of 2005 to assist the commercial property and casualty insurance industry in providing coverage related to future acts of terrorism within the United States.

Under the Federal Terrorism Risk Insurance Act of 2002, we are required to offer terrorism coverage to our commercial policyholders in certain lines of business written in the United States, for which we may, when warranted, charge an additional premium. The policyholders may or may not accept such coverage. This law also established a deductible that each insurer would have to meet before U.S. Federal reimbursement would occur. For 2004, our deductible is approximately $37.4 million based on 10% of 2003 subject premium as defined under the applicable regulations. Thereafter, the Federal government would provide reimbursement for 90% of our covered losses up to the maximum amount set out in the Act.

Pending or Proposed Legislation

In recent years, state legislatures have considered or enacted laws that modify and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. State insurance regulators are members of the National Association of Insurance Commissioners, which seeks to promote uniformity of and to enhance the state regulation of, insurance. In addition, the National Association of Insurance Commissioners and state insurance regulators, as part of the National Association of Insurance Commissioners' state insurance department accreditation program and in response to new federal laws, have re-examined existing state laws and regulations, specifically focusing on insurance company investments, issues relating to the solvency of insurance companies, licensing and market conduct issues, streamlining agent licensing and policy form approvals, adoption of privacy rules for handling policyholder information, interpretations of existing laws, the development of new laws and the definition of extraordinary dividends.

In recent years, a variety of measures have been proposed at the federal level to reform the current process of federal and state regulation of the financial services industries in the United States, which include the banking, insurance and securities industries. These measures, which are often referred to as financial services modernization, have as a principal objective the elimination or modification of current regulatory barriers to cross-industry combinations involving banks, securities firms and insurance companies. A form of financial services modernization legislation was enacted at the federal level in 1999 through the Gramm-Leach-Bliley Act. That federal legislation was expected to have significant implications on the banking, insurance and securities industries and to result in more cross-industry consolidations among banks, insurance companies and securities firms and increased competition in many of the areas of our operations. Such wide-spread cross-industry consolidation has not occurred to date. It also mandated the adoption of laws allowing reciprocity among the states in the licensing of agents and, along with other federal laws, mandated the adoption of laws and regulations dealing with the protection of the privacy of policyholder information. Also, the federal government has conducted investigations of the current condition of the insurance industry in the United States to determine whether to impose overall federal regulation of insurers. In the past several years there have been a number of recommendations that the industry's anti-trust exemption be removed and the industry placed under federal regulation. If so, we believe state regulation of the insurance business would likely continue. This could result in an additional layer of federal regulation.

We do not know at this time the full extent to which these federal or state legislative or regulatory initiatives will or may affect our operations and no assurance can be given that they would not, if adopted, have a material adverse effect on our business or its results of operations.

Employees

As of December 31, 2003 we had 1,105 employees. The employees include five executive officers, 23 senior management, 92 management and 985 other personnel. Of this number, 337 are employed by our insurance companies, 561 are employed by our underwriting agencies, 81 are employed by our intermediaries and 126 are employed at the corporate headquarters and elsewhere. We are not a party to any collective bargaining agreement and have not experienced work stoppages or strikes as a result of labor disputes. We consider our employee relations to be good.

Item 2. *Properties*

Our principal and executive offices are located in Houston, Texas, in buildings owned by Houston Casualty Company. We also maintain offices in over 25 locations elsewhere in the United States, the United Kingdom, Spain and Bermuda. The majority of these additional locations are in leased facilities.

Our principal office facilities are as follows:

Subsidiary	Location	Sq. Ft.	Termination Date of Lease
HCC Insurance Holdings, Inc. and Houston Casualty Company....	Houston, Texas	51,000	Owned
Houston Casualty Company......	Houston, Texas	77,000	Owned
Avemco Insurance Company.....	Frederick, Maryland	40,000	Owned
U.S. Specialty Insurance Company Aviation Division.............	Dallas, Texas	40,000	August 31, 2013
Professional Indemnity Agency, Inc.	Mount Kisco, New York	38,000	Owned

Item 3. *Legal Proceedings*

We are party to numerous lawsuits, arbitrations and other proceedings that arise in the normal course of our business. Many of such lawsuits, arbitrations and other proceedings involve claims under policies that we underwrite as an insurer or reinsurer, the liabilities for which, we believe have been adequately included in our loss reserves. Also, from time to time, we are a party to lawsuits, arbitrations and other proceedings which relate to disputes over contractual relationships with third parties, or which involve alleged errors and omissions on the part of our subsidiaries. A subsidiary has been named along with several other defendants in legal proceedings by certain of the insurance company members of a discontinued workers' compensation reinsurance facility commonly known as the Unicover Pool. During 1997 and 1998, our subsidiary was one of two co-intermediaries for the facility. Other defendants in the current proceedings include the other reinsurance intermediary, the former managing underwriter for the facility and various individuals, none of whom are affiliated with us. The proceedings claim that the actions of the various defendants resulted in the rescission of certain reinsurance contracts in an arbitration to which we were not a party and include allegations of breach of fiduciary duty, negligence, fraud and other allegations. The proceedings claim unspecified or substantial compensatory and punitive damages. We believe that we have meritorious defenses to the allegations and intend to vigorously defend against the claims made in the proceedings. In addition, we are presently engaged in litigation initiated by the appointed liquidator of a former reinsurer concerning payments made to us prior to the date of the appointment of the liquidator. The disputed payments were made by the now insolvent reinsurer in connection with a commutation agreement. Our understanding is that such litigation is one of a number of similar actions brought by the liquidator. We intend to vigorously contest the action. Although the ultimate outcome of these matters may not be determined at this time, based upon present information, the availability of insurance coverage and legal advice received, we do not believe the resolution of any of these matters, some of which include allegations of damages of material amounts, will have a material adverse effect on our financial condition, results of operations or cash flows.

Item 4. ***Submission of Matters to a Vote of Security Holders***

There were no matters submitted to a vote of security holders during the fourth quarter of 2003.

PART II

Item 5. ***Market for the Registrant's Common Equity and Related Stockholder Matters***

Price Range of Common Stock

Our common stock trades on the New York Stock Exchange under the ticker symbol "HCC".

The intra-day high and low sales prices for quarterly periods from January 1, 2002 through December 31, 2003, as reported by the New York Stock Exchange were as follows:

	2003		2002	
	High	Low	High	Low
First quarter	$26.46	$22.30	$28.95	$24.90
Second quarter	30.19	25.65	28.50	24.70
Third quarter	31.26	28.70	26.60	19.11
Fourth quarter	32.09	28.10	25.70	22.37

On February 27, 2004, the last reported sales price of our common stock as reported by the New York Stock Exchange was $32.39 per share.

Shareholders

We have one class of authorized capital stock: 250.0 million shares of common stock, par value $1.00 per share. As of February 27, 2004, there were 64.4 million shares of issued and outstanding common stock held by 1,002 shareholders of record; however, we estimate there are approximately 20,000 beneficial owners.

Dividend Policy

Cash dividends declared on a quarterly basis for the three years ended December 31, 2003 were as follows:

	2003	2002	2001
First quarter	$.065	$.0625	$.06
Second quarter	.065	.0625	.06
Third quarter	.075	.065	.0625
Fourth quarter	.075	.065	.0625

Beginning in June, 1996, we announced a planned quarterly program of paying cash dividends to shareholders. Our Board of Directors may review our dividend policy from time to time and any determination with respect to future dividends will be made in light of regulatory and other conditions at that time, including our earnings, financial condition, capital requirements, loan covenants and other related factors. Under the terms of our bank loan, we are prohibited from paying dividends in excess of an agreed upon maximum amount in any fiscal year. That limitation should not affect our ability to pay dividends in a manner consistent with our past practice and current expectations.

Item 6. *Selected Financial Data*

The selected consolidated financial data set forth below has been derived from the Consolidated Financial Statements. All information contained herein should be read in conjunction with the Consolidated Financial Statements, the related notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this Report.

	For the Years Ended December 31,				
	2003	2002	2001	2000	1999
	(in thousands, except per share data) (1)				
Statement of earnings data:					
Revenue					
Net earned premium	$738,272	$505,521	$342,787	$267,647	$141,362
Fee and commission income	142,615	115,919	111,016	146,999	141,481
Net investment income	47,335	37,755	39,562	39,804	30,940
Net realized investment gain (loss)	527	453	393	(5,321)	(4,164)
Other operating income	13,215	6,985	17,451	25,499	28,499
Total revenue	941,964	666,633	511,209	474,628	338,118
Expense					
Loss and loss adjustment expense, net	488,652	306,491	267,390	198,470	109,650
Operating expense:					
Policy acquisition costs, net	138,212	99,521	66,313	57,934	27,277
Compensation expense	82,947	58,567	50,806	62,275	64,419
Provision for reinsurance	—	—	—	—	43,462
Other operating expense	57,966	41,357	63,000	47,712	47,917
Total operating expense	279,125	199,445	180,119	167,921	183,075
Interest expense	7,453	8,301	8,875	20,249	12,741
Total expense	775,230	514,237	456,384	386,640	305,466
Earnings from continuing operations before income tax provision	166,734	152,396	54,825	87,988	32,652
Income tax provision from continuing operations	59,857	52,933	27,764	34,400	9,911
Earnings from continuing operations before accounting change	106,877	99,463	27,061	53,588	22,741
Gain from sale of discontinued operations(5)	30,141	—	—	—	—
Earnings from discontinued operations(5)	6,543	6,365	3,136	3,893	3,831
Cumulative effect of accounting change(2)	—	—	—	(2,013)	—
Net earnings	$143,561	$105,828	$ 30,197	$ 55,468	$ 26,572
Basic earnings per share data:					
Earnings from continuing operations before accounting change	$ 1.69	$ 1.60	$ 0.47	$ 1.05	$ 0.45
Gain from sale of discontinued operations(5)	0.48	—	—	—	—
Earnings from discontinued operations(5)	0.10	0.10	0.05	0.08	0.08
Cumulative effect of accounting change(2)	—	—	—	(0.04)	—
Net earnings	$ 2.27	$ 1.70	$ 0.52	$ 1.09	$ 0.53
Weighted average shares outstanding	63,279	62,225	58,321	50,742	50,058

	For the Years Ended December 31,				
	2003	2002	2001	2000	1999
	(in thousands, except per share data) (1)				
Diluted earnings per share data:					
Earnings from continuing operations before accounting change	$ 1.66	$ 1.58	$ 0.46	$ 1.04	$ 0.45
Gain from sale of discontinued operations(5)	0.47	—	—	—	—
Earnings from discontinued operations(5)	0.10	0.10	0.05	0.07	0.07
Cumulative effect of accounting change(2)	—	—	—	(0.04)	—
Net earnings	$ 2.23	$ 1.68	$ 0.51	$ 1.07	$ 0.52
Weighted average shares outstanding	64,383	62,936	59,619	51,619	50,646
Cash dividends declared, per share	$ 0.28	$ 0.255	$ 0.245	$ 0.22	$ 0.20
Amounts adjusted for the non-amortization of goodwill(3):					
Adjusted net earnings	$143,561	$105,828	$ 41,584	$ 67,302	$ 31,980
Adjusted basic earnings per share	$ 2.27	$ 1.70	$ 0.71	$ 1.33	$ 0.64
Adjusted diluted earnings per share	$ 2.23	$ 1.68	$ 0.70	$ 1.30	$ 0.63

	December 31,				
	2003	2002	2001	2000	1999
	(in thousands, except per share data)				
Balance sheet data:					
Total investments	$1,703,346	$1,167,636	$ 885,659	$ 711,113	$ 581,322
Premium, claims and other receivables	899,031	753,527	665,965	609,716	636,671
Reinsurance recoverables	916,190	798,934	899,128	789,412	736,485
Ceded unearned premium	291,591	164,224	71,140	114,469	133,657
Goodwill and intangible assets	406,000	349,286	328,815	266,015	263,687
Total assets	4,864,296	3,704,151	3,219,120	2,790,755	2,679,737
Loss and loss adjustment expense payable	1,535,288	1,155,290	1,130,748	944,117	871,104
Unearned premium	592,311	331,050	179,530	190,550	188,524
Notes payable	310,404	230,027	181,928	212,133	242,546
Shareholders' equity	1,046,920	882,907	763,453	530,930	458,439
Book value per share(4)	16.37	14.15	12.40	10.29	9.12

(1) Certain amounts in the 2002, 2001, 2000 and 1999 selected consolidated financial data have been reclassified to conform to the 2003 presentation. Among these reclassifications, proceeds from ceded reinsurance (ceding commissions in excess of acquisition costs) have been classified as fee and commission income rather than a reduction of operating expenses. Also, compensation and other operating expenses of our underwriting agency subsidiaries representing acquisition costs have been classified as policy acquisition costs to be offset by the portion of ceding commission which represents the reimbursement of those acquisition costs. Such reclassifications had no effect on our net earnings, shareholders' equity or cash flows.

(2) During 2000, we changed certain of our revenue recognition methods for our underwriting agencies and intermediaries to agree to guidance contained in Securities and Exchange Commission's Staff Accounting Bulletin Number 101 entitled "Revenue Recognition in Financial Statements".

(3) During 2002, we adopted Statement of Financial Accounting Standards ("SFAS") No. 142 entitled "Goodwill and Other Intangible Assets", which required that goodwill and indefinite-lived intangible assets no longer be amortized. The adjusted amounts presented are amounts that we would have reported had we adopted SFAS No. 142 on January 1, 1999.

(4) Book value per share is calculated by dividing the sum of outstanding shares plus contractually issuable shares into total shareholders' equity.

(5) We sold our retail brokerage operation, HCC Employee Benefits, Inc., in December 2003. The net earnings of HCC Employee Benefits, Inc. and the gain on its sale have been classified as discontinued operations in our consolidated statements of earnings. Consistent with this presentation, all revenue and expense of HCC Employee Benefits, Inc. have been reclassified from continuing operations in our consolidated statement of earnings.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Overview

We primarily receive our revenue from earned premium derived from our insurance company operations, fee income generated by our underwriting agency operations, commission income produced by our intermediary operations, proceeds from ceded reinsurance (ceding commissions in excess of acquisition costs) earned by our insurance company subsidiaries, investment income from all of our operations and other operating income. Our core underwriting activities involve providing group life, accident and health, diversified financial products, London market account, aviation and other specialty lines of business, each of which is marketed by our insurance companies and our underwriting agencies either directly to customers or through a network of independent or affiliated agents, third party administrators and brokers.

During the past several years, we have substantially increased our shareholders' equity through the issuance of equity securities and through retaining our earnings, thereby enabling us to increase the underwriting capacity of our insurance companies and make acquisitions. With this additional equity, we increased underwriting activity across many of our businesses and added new lines of business, emphasizing lines of business and individual opportunities with the most favorable underwriting characteristics at a particular point in the insurance cycle. As an insurer, we also purchase reinsurance for each of our lines of business. We purchase different types of reinsurance in amounts we consider appropriate for each of our lines of business based upon market conditions and the level of risk we wish to retain.

Market conditions improved across all of our lines of business during the period 2000 through 2003. This improvement accelerated after the September 11, 2001 terrorist attack and highly publicized corporate governance failures and continued throughout 2003 with significant rate increases particularly evident in our diversified financial products line of business. We have expanded our underwriting activities and increased our retentions in response to these hardening market conditions and plan to continue these actions as long as market conditions warrant.

During the period 2001 through 2003, we acquired the following companies in transactions that were recorded using the purchase method of accounting. Accordingly, the results of operations and cash flows of these companies are included in our operations beginning on the effective date of each transaction.

Company	Segment	Effective Date Acquired
Professional Indemnity Agency, Inc.	Underwriting Agency	October 22, 2001
ASU International, LLC	Underwriting Agency	October 30, 2001
HCC Global Financial Products, LLC (formerly MAG Global Financial Products, LLC)	Underwriting Agency	October 1, 2002
HCC Diversified Financial Products Limited (formerly Dickson Manchester & Company, Limited)	Underwriting Agency/Intermediary	December 24, 2002
HCC Europe (formerly St. Paul España)	Insurance Company	December 31, 2002
Covenant Underwriters Limited and Continental Underwriters Limited	Underwriting Agency/Intermediary	July 1, 2003

Results of Operations

The following table sets forth certain premium revenue information for the three years ended December 31, 2003 (in thousands):

	2003	2002	2001
Direct	$1,377,999	$ 904,737	$ 783,124
Reinsurance assumed	361,895	254,512	226,951
Gross written premium	1,739,894	1,159,249	1,010,075
Reinsurance ceded	(874,392)	(613,338)	(637,117)
Net written premium	865,502	545,911	372,958
Change in unearned premium	(127,230)	(40,390)	(30,171)
Net earned premium	$ 738,272	$ 505,521	$ 342,787

The following table sets forth the relationships of certain income statement items as a percent of total revenue for the three years ended December 31, 2003:

	2003	2002	2001
Net earned premium	78.4%	75.8%	67.1%
Fee and commission income	15.1	17.4	21.7
Net investment income	5.0	5.7	7.7
Net realized investment gain	0.1	0.1	0.1
Other operating income	1.4	1.0	3.4
Total revenue	100.0	100.0	100.0
Loss and loss adjustment expense, net	51.9	46.0	52.3
Total operating expense	29.6	29.9	35.2
Interest expense	0.8	1.2	1.8
Earnings from continuing operations before income tax provision	17.7	22.9	10.7
Income tax provision	6.4	8.0	5.4
Earnings from continuing operations	11.3%	14.9%	5.3%

Year Ended December 31, 2003 Versus Year Ended December 31, 2002

Total revenue increased 41% to $942.0 million for 2003 from $666.6 million in 2002, driven by significant increases in net earned premium and, to a lesser extent, fee and commission income and investment income. We anticipate continued revenue growth in 2004.

Net earned premium grew 46% to $738.3 million in 2003, primarily due to increased rates, a reduction in ceded reinsurance, organic growth and higher renewal retentions.

Fee and commission income increased 23% to $142.6 million in 2003 due to increased rates, organic growth and acquisitions made in late 2002.

Net investment income increased 25% to $47.3 million in 2003 due to higher investment assets, which increased 46% to $1.7 billion in 2003 as a result of increased loss reserves due to higher retentions and growth in lines of business where losses take longer to settle, as well as significant cash flow from operations. Net investment income increased despite lower yields on our short duration, high quality investment portfolio of fixed income securities and on our short-term investments. We expect investment assets to continue to increase and produce additional growth in investment income in 2004, even if interest rates do not increase significantly. If market interest rates were to rise, the growth in investment income would be accelerated as our current portfolio has a relatively short duration and would be available to be invested on a longer-term basis to take advantage of higher rates. Our weighted average tax equivalent yield was 3.8% in 2003 compared to 4.6% in 2002. The weighted average duration of our fixed income portfolio was 3.7 years and the weighted average maturity was 4.5 years.

Other operating income increased 89% to $13.2 million in 2003, principally due to increased gains on our portfolio of insurance related trading securities and income from a real estate partnership that was first included in our consolidated financial statements in 2003.

Compensation expense increased to $82.9 million during 2003 from $58.6 million in 2002. Subsidiaries acquired during the past year accounted for the majority of the increase, with the remaining amount primarily due to larger incentive based compensation accruals as a result of increased earnings.

Other operating expense increased to $58.0 million during 2003 compared to $41.4 million in 2002. The reasons for this increase are as follows:

	2003	2002	Increase (Decrease)
Subsidiaries acquired in 2002 and 2003	$12,925	$ 334	$12,591
Guaranty fund and other special assessments	6,815	4,696	2,119
Provision to increase reserve for reinsurance recoverables	7,671	3,183	4,488
Foreign currency gains	(4,122)	(1,230)	(2,892)
Other	34,677	34,374	303
	$57,966	$41,357	$16,609

The guaranty fund and other assessments that our insurance companies incurred in 2003 were higher than normal due to one particular state assessment and assessments in a line of business that has been discontinued. The foreign currency gains included a gain of $1.3 million in 2003 from the settlement of an advance of funds to an unaffiliated entity.

The income tax provision related to continuing operations was $59.9 million for 2003 compared to $52.9 million in 2002. The effective tax rate was 35.9% in 2003 compared to 34.7% in 2002. The increased rate results from higher expenses, which are not deductible for tax purposes and higher state income taxes. The tax rate on the gain on the sale of our discontinued operations is higher than the statutory rate due to non-deductible goodwill of $8.3 million, which was included in the cost of the discontinued operations sold.

We sold our retail brokerage operation, HCC Employee Benefits, Inc., in December, 2003. The net earnings of HCC Employee Benefits, Inc. and the gain on its sale have been classified as discontinued operations in our consolidated statements of earnings. Consistent with this presentation, all revenue and expense of HCC Employee Benefits, Inc. have been reclassified from continuing operations in our consolidated statement of earnings. The net cash received from the sale was utilized to acquire American Contractors Indemnity Company, a surety company, in January, 2004. We believe that the results of operations of American Contractors Indemnity Company will at least replace the earnings from discontinued operations.

Net earnings increased 36% to $143.6 million, or $2.23 per diluted share, in 2003. Net earnings in 2003 includes a $30.1 million (net of income tax), or $0.47 per share, gain on sale of a subsidiary and an $18.7 million (net of income tax), or $0.29 per share, loss due to the discount related to a commutation. The increase in net earnings resulted from increasing operating revenue and profits and an increase in investment income.

Our book value per share was $16.37 as of December 31, 2003, up from $14.15 as of December 31, 2002.

Segments

Insurance Companies

The following tables provide information by line of business (in thousands):

	Gross written premium	Net written premium	Net Earned premium	Net Loss Ratio
For the year ended December 31, 2003:				
Group life, accident and health	$ 565,494	$299,913	$290,009	61.6%
Diversified financial products	553,501	183,560	123,562	47.8
London market account	223,149	155,987	137,572	53.2
Aviation	214,718	99,447	97,536	61.5
Other specialty lines	148,239	109,408	57,551	81.0
	1,705,101	848,315	706,230	59.1
Discontinued lines	34,793	17,187	32,042	222.0
Totals	$1,739,894	$865,502	$738,272	66.2%
			Expense ratio	24.8
			Combined ratio	91.0%
For the year ended December 31, 2002:				
Group life, accident and health	$ 503,263	$244,554	$240,070	62.2%
Diversified financial products	178,653	43,731	23,102	46.4
London market account	199,816	113,925	89,260	51.5
Aviation	212,518	99,826	100,960	46.3
Other specialty lines	32,563	25,621	22,337	101.1
	1,126,813	527,657	475,729	57.8
Discontinued lines	32,436	18,254	29,792	105.0
Totals	$1,159,249	$545,911	$505,521	60.6%
			Expense ratio	25.4
			Combined ratio	86.0%

Gross written premium increased 50% to $1.7 billion in 2003 due to increased rates, organic growth and higher percentage of renewals. Gross written premium is expected to continue to increase in 2004.

Net written premium in 2003 increased 59% to $865.5 million due to our insurance companies increasing retentions together with the factors discussed above. Net earned premium also increased 46% to $738.3 million for the same reasons. Growth in net written and net earned premium is expected to continue in 2004.

Net loss and loss adjustment expense was $488.7 million for 2003 compared to $306.5 million in 2002. The net loss ratio was 66.2% for 2003 compared to 60.6% in 2002. Our net loss and loss adjustment expense deficiency relating to prior year losses was $23.8 million in 2003 compared to a redundancy of $6.8 million in 2002. The deficiency for 2003 included a commutation loss of $28.8 million, which represents the discount on the reinsurance recoverables commuted. The commutation increased the net loss ratio for 2003 by 3.9%. The overall loss ratio for the continuing lines was virtually unchanged. The net loss ratio in the aviation line of business increased due to unusually good loss experience in 2002 compared to a loss ratio in 2003 that was more in line with expectations, producing an excellent underwriting profit. Loss experience in the other specialty lines improved in 2003 as it approached its expected level. The loss ratio in the discontinued lines of business increased in 2003 following reserve additions resulting from our ongoing review of outstanding claims and the $28.8 million commutation loss recorded in the fourth quarter of 2003, somewhat offset by a $7.7 million charge recorded in the third quarter of 2002.

The gross loss ratio was 70.3% in 2003 compared to 58.6% in 2002. Our gross loss and loss adjustment expense deficiency relating to prior year losses was $151.1 million in 2003 compared to a redundancy of $23.2 million in 2002. During 2003, we increased our gross losses related to prior accident years by $132.9 million on certain assumed accident and health reinsurance contracts reported in our discontinued line of business due to our processing of additional information received and our continuing evaluation of reserves related to this business. Also during 2003, we incurred a $30.0 million gross loss on a large warehouse fire and reduced gross losses related to prior accident years on a discontinued aggregate program by $14.3 million based on revised current information. On this same program in 2002, we recorded $36.2 million of adverse gross development. Also, during 2002 we reduced our gross losses from the September 11 terrorist attacks by $21.5 million and our gross loss from the Total Oil Company loss by $14.0 million to its ultimate settlement amount, thereby lowering the 2002 gross loss ratio. As all these losses were substantially reinsured, they had no material effect on our net losses or earnings.

The tables below show the composition of net and gross incurred loss and loss adjustment expense (amounts in thousands):

	Net Incurred Loss and Loss Adjustment Expense			
	2003		2002	
	Amount	Loss Ratio	Amount	Loss Ratio
2003 effect of commutation	$ 28,751	3.9%	$ —	—%
2002 third quarter charge	—	—	7,674	1.5
Other prior year development	(4,985)	(0.7)	(14,453)	(2.9)
All other incurred loss and loss adjustment expense	464,886	63.0	313,270	62.0
Net incurred loss and loss adjustment expense	$488,652	66.2%	$306,491	60.6%

	Gross Incurred Loss and Loss Adjustment Expense			
	2003		2002	
	Amount	Loss Ratio	Amount	Loss Ratio
September 11 terrorist attack	$ —	—%	$(21,500)	(2.1)%
2003 discontinued accident and health adjustments	132,924	8.2	—	—
Total Oil Company loss	—	—	(14,000)	(1.4)
Large warehouse fire	30,000	2.0	—	—
2002 third quarter charge	—	—	7,674	0.8
Discontinued aggregate program	(14,332)	(1.0)	36,170	3.5
Other prior year development	4,561	2.9	(31,504)	(3.1)
All other incurred loss and loss adjustment expense	892,838	58.2	627,412	60.9
Gross incurred loss and loss adjustment expense	$1,045,991	70.3%	$604,252	58.6%

The expense ratio for 2003 is slightly lower than 2002 due to the effects of greater premium volume. After removing the effect of the commutation loss, the combined ratios for 2003 and 2002 are virtually the same.

Policy acquisition costs, which are net of reimbursement with respect to reinsurance ceded, increased to $138.2 million due to higher earned premium. The ratio of policy acquisition costs to earned premium was 18.7% in 2003 compared to 19.7% in 2002. The decrease in percentages is due to changes in the mix of business and spreading certain costs over a larger premium volume.

Net earnings of our insurance companies increased to $74.4 million for 2003 from $68.2 million for 2002 due to continued favorable underwriting results on increased premium volume and despite an after-tax loss of $18.7 million due to a commutation. We expect growth in earnings of this segment to continue in 2004.

Underwriting Agencies

Revenue from our underwriting agencies (primarily fee income) increased 56% to $174.7 million in 2003 due to acquisitions made beginning in the fourth quarter of 2002 as well as organic growth in our existing underwriting agencies. Subsidiaries acquired during 2002 and 2003 accounted for an increase in segment revenue in 2003 of $59.1 million when compared to periods prior to their acquisition in 2002. Net earnings in this segment increased 79% to $45.3 million in 2002 for the same reasons. We expect the underwriting agency segment to continue to grow in 2004.

Intermediaries

Revenue from our intermediaries (primarily commission income) increased 12% to $48.6 million in 2003 due to general market conditions and organic growth. Net earnings of our intermediaries increased 31% to $9.9 million in 2003 for the same reasons. There was also a reduction in intergroup interest and a lower effective tax rate in 2003 compared to 2002 due to the negative effects of a tax allocation true-up during 2002. The operations of HCC Employee Benefits, Inc., which are included in the intermediary segment, were sold in December 2003 and are classified as discontinued operations in our consolidated statement of earnings. It accounted for $22.9 million and $21.9 million in revenue and $5.5 million and $5.3 million in net earnings in 2003 and 2002, respectively. These segment earnings of HCC Employee Benefits, Inc. include allocated general corporate overhead expenses (net of income tax) of $1.0 million and $1.1 million, respectively, in 2003 and 2002. The remaining subsidiaries in the intermediary segment are expected to continue to grow in 2004.

Other Operations

Revenue and net income of other operations increased to $64.4 million and $36.2 million, respectively. Most of this increase came from the $52.7 million gain ($30.1 million net of income tax) on the sale of HCC Employee Benefits, Inc. The segment also saw an increase in revenue and net income due to income from our March 2003 strategic investment in Argonaut Group, Inc. and income from our strategic investment and trading accounts. Also, segment revenue increased as a result of the initial consolidation of a real estate partnership to comply with Financial Accounting Standards Board Interpretation No. 46. Period to period comparisons may vary substantially depending on strategic investments, trading activities or dispositions in any given period.

Corporate

The net loss of the corporate segment was $5.4 million for 2003 compared to net income of $2.9 million in 2002. The decrease in segment earnings between years resulted primarily from the increase in incentive compensation. The segment results in 2002 were positively affected by inter-segment income tax adjustments, additional intergroup interest charged to subsidiaries and the adjustment of certain accruals to their ultimate liabilities. The 2003 results were positively affected by a one-time currency conversion gain in the amount of $1.3 million.

Year Ended December 31, 2002 Versus Year Ended December 31, 2001

Total revenue increased 30% to $666.6 million for 2002 from $511.2 million in 2001. The revenue increase in the insurance company segment resulted from organic growth in our existing lines of business, the addition of our new diversified financial products line of business and increased premium retention. The revenue in the underwriting agency segment increased due to organic growth and acquisitions made in 2002 and late 2001, but the increase was partially offset by reduced revenue in the intermediary and other operations segments as a result of market conditions and the sale or other disposition of various operations in 2001.

Net investment income decreased to $37.8 million for 2002 from $39.6 million in 2001. This decrease was due to the reduction in interest rates, substantially offset by the higher level of invested assets which resulted from cash flow provided by operating activities and capital contributions made to our insurance company subsidiaries.

The year 2001 was adversely affected as we experienced the largest loss to our insurance company operations in our history due to the terrorist attack on September 11, with incurred net losses of $35.0 million. In 2001, we also recorded a charge totaling $37.3 million related to our primary workers' compensation line of business and other lines of business that we decided to cease writing. Included in this charge was $15.0 million related to the impairment of goodwill associated with our primary workers' compensation line of business.

Compensation expense increased to $58.6 million during 2002 from $50.8 million in 2001. Much of this increase was due to the underwriting agency subsidiaries acquired in 2002 and late 2001, somewhat offset by a decrease from operations sold or otherwise disposed of during late 2001 and efficiencies gained from the consolidation of certain of our underwriting agencies into our insurance company operations.

Other operating expense decreased to $41.4 million during 2002 compared to $63.0 million in 2001, primarily as a result of the reduction in the amortization of goodwill, operations sold or disposed of and the goodwill impairment charge in 2001. These decreases were offset by the effect of acquisitions in 2002 and late 2001. Currency conversion gains amount to $1.2 million in 2002 compared to $0.3 million in 2001.

The income tax provision related to continuing operations was $52.9 million for 2002 compared to $27.8 million in 2001. Our effective tax rate was 34.7% in 2002. The unusually high tax rate for 2001 results from the write off related to the impairment of goodwill, which was not deductible for income tax purposes.

Net earnings increased to $105.8 million, or $1.68 per diluted share, for 2002 from $30.2 million, or $0.51 per diluted share, in 2001. The increase in net earnings resulted from increased revenue and an improved underwriting performance by the insurance company segment, net of a charge in 2002 related to a discontinued line of business ($5.0 million or $0.08 per share). Other events affecting the comparison include losses from the September 11 terrorist attack recorded during 2001 ($22.8 million or $0.38 per share), the charge for lines of business we decided to cease writing during 2001 ($29.6 million or $0.50 per share) and the amortization of goodwill in 2001, ($11.4 million or $0.19 per share) prior to our adoption of SFAS No. 142.

Our book value per share was $14.15 as of December 31, 2002, up from $12.40 as of December 31, 2001. Net earnings and the unrealized gain on available for sale securities contributed to the increase in book value per share.

Segments

Insurance Companies

The following tables provide information by line of business (in thousands):

	Gross written premium	Net written premium	Net earned premium	Net loss ratio
For the year ended December 31, 2002:				
Group life, accident and health	$ 503,263	$244,554	$240,070	62.2%
Diversified financial products	178,653	43,731	23,102	46.4
London market account	199,816	113,925	89,260	51.5
Aviation	212,518	99,826	100,960	46.3
Other specialty lines	32,563	25,621	22,337	101.1
	1,126,813	527,657	475,729	57.8
Discontinued lines	32,436	18,254	29,792	105.0
Totals	$1,159,249	$545,911	$505,521	60.6%
			Expense ratio	25.4
			Combined ratio	86.0%
For the year ended December 31, 2001:				
Group life, accident and health	$ 502,086	$146,220	$143,851	67.5%
Diversified financial products	46	44	4	25.0
London market account	133,579	54,056	43,360	59.4
Aviation	198,015	98,249	91,377	62.5
Other specialty lines	15,556	14,346	15,120	73.5
	849,282	312,915	293,712	65.1
Discontinued lines	160,793	60,043	49,075	155.5
Totals	$1,010,075	$372,958	$342,787	78.0%
			Expense ratio	25.7
			Combined ratio	103.7%

Gross written premium increased 15% to $1.2 billion for 2002 from $1.0 billion in 2001. This increase was 33% before the discontinued lines of business. The increase resulted from organic growth and premium rate increases in our London market account line of business, plus our diversified financial products line of business not previously written, offset by the decrease in discontinued lines of business.

Net written premium for 2002 increased 46% to $545.9 million from $373.0 million in 2001, as our insurance companies have increased their overall retentions, in addition to the effect of the changes in gross premium described above. Net earned premium also increased 47% to $505.5 million for the same reasons. Increases in net written and net earned premiums were 69% and 62%, respectively, before the discontinued lines of business.

Net loss and loss adjustment expense was $306.5 million for 2002 compared to $267.4 million in 2001. The 2001 net loss expense included $35.0 million from the September 11 terrorist attack and $18.8 million from the charge for lines of business we decided to cease writing. Because of these items and generally better underwriting results in 2002 as a result of higher pricing and improved policy terms and conditions, the net loss ratio was greatly improved at 60.6% for 2002 compared to 78.0% in 2001, on substantially increased earned premiums. The loss ratios for the continuing lines, with the exception of the specialty lines, also improved for these reasons. The loss ratio in the other specialty lines increased as a result of some adverse development on policies, which were subsequently not renewed. During the third quarter of 2002, we also recorded a charge in the amount of $7.7 million related to certain business included in discontinued lines. This business was acquired as part of our purchase of The Centris Group, Inc. in 1999 and was of a type that we have not historically written. The gross loss ratio was 58.6% in 2002 compared to 105.5% in 2001. The 2001 gross loss ratio was high because we recorded gross losses of $55.0 million due to the Petrobras production platform, $141.0 million due to the September 11 terrorist attack and $49.0 million due to the Total Oil Company loss. Additionally, in 2002, as a result of further evaluation, we reduced our gross losses from the September 11 terrorist attack by $21.5 million and reduced the gross losses from the Total loss by $14.0 million. Offsetting this positive gross development was $36.2 million of negative development due to late reporting of an aggregate program that we no longer write. As the adjustments related to gross losses that were substantially reinsured, there was no material net effect.

During 2002, we had net loss and loss adjustment expense redundancy of $6.8 million relating to prior year losses compared to a redundancy of $10.7 million in 2001 and we had gross loss and loss adjustment expense redundancy of $23.2 million compared to a deficiency of $44.5 million in 2001. The gross deficiency for 2001 resulted from late reported loss information received during 2001, primarily from assumed reinsurance business written by one of our insurance companies. There was no material net effect on our earnings as that business was substantially reinsured. The deficiencies and redundancies result from our continued review of our loss reserves with our actuaries and the increase or reduction of reserves as losses are finally settled and claims exposures are reduced. We continue to believe we have provided for all material net incurred losses.

The tables below show the composition of net and gross incurred loss and loss adjustment expense (amounts in thousands):

	Net Incurred Loss and Loss Adjustment Expense			
	2002		2001	
	Amount	Loss Ratio	Amount	Loss Ratio
September 11 terrorist attack	$ —	—%	$ 35,000	10.2%
2001 charge for lines of business we ceased writing	—	—	18,799	5.5
2002 third quarter discontinued line charge	7,674	1.5	—	—
Other prior year development	(14,453)	(2.9)	(11,963)	(3.5)
All other incurred loss and loss adjustment expense	313,270	62.0	225,554	65.8
Net incurred loss and loss adjustment expense	$306,491	60.6%	$267,390	78.0%

	Gross Incurred Loss and Loss Adjustment Expense			
	2002		2001	
	Amount	Loss Ratio	Amount	Loss Ratio
September 11 terrorist attack	$(21,500)	(2.1)%	$ 140,962	14.0%
Petrobras production platform	—	—	55,000	5.4
Total Oil Company loss	(14,000)	(1.4)	49,000	4.9
2001 charge for lines of business we ceased writing	—	—	36,784	3.6
2002 third quarter discontinued line charge	7,674	0.8	—	—
Development on an aggregate program	36,170	3.5	—	—
Other prior year development	(31,504)	(3.1)	40,367	4.0
All other incurred loss and loss adjustment expense	627,412	60.9	741,732	73.6%
Gross incurred loss and loss adjustment expense	$604,252	58.6%	$1,063,845	105.5%

Policy acquisition costs, which are net of reimbursement with respect to reinsurance ceded, increased to $99.5 million or 19.7% of earned premium during 2002, from $66.3 million or 19.3% of earned premium in 2001. This increase is due to the higher earned premium and the reduction in ceding commissions as a result of our retaining more business. Included in the 2001 amount is $2.2 million from the charge for lines of business we decided to cease writing. The expense ratio was substantially unchanged at 25.4% for 2002 compared to 2001 which, when added to our greatly improved loss ratio, produced a substantially lower combined ratio of 86.0% for 2002 compared to 103.7% in 2001.

Net earnings of our insurance companies increased to $68.2 million in 2002 from a net loss of $2.9 million in 2001, due to increased revenue and improved underwriting results in 2002. The 2001 results include the effects from the terrorist attack on September 11 and the charge for lines of business we decided to cease writing. There was $2.1 million (net of income tax) of goodwill amortization recorded in 2001.

Underwriting Agencies

Revenue from our underwriting agencies (primarily fee income) increased 25% to $112.0 million for 2002, compared to $89.8 million in 2001. The underwriting agencies acquired in 2002 and late 2001 accounted for much of the increase together with organic growth, partially offset by a decrease in fee income from our other underwriting agencies as we continued the consolidation of certain other underwriting agency operations into our insurance companies. Net earnings of our underwriting agencies increased to $25.3 million for 2002 from $17.2 million in 2001 as a result of increased revenue and the adoption of SFAS No. 142, somewhat offset by the integration of certain underwriting agencies into our insurance companies. There was $5.9 million (net of income tax) of goodwill amortization recorded in 2001.

Intermediaries

Revenue from our intermediaries (primarily commission income) decreased to $43.6 million for 2002, compared to $46.7 million in 2001 due to general market conditions and less ceded reinsurance being placed on behalf of our insurance companies as they increased their retentions. Net earnings of our intermediaries decreased to $7.6 million for 2002 compared to $8.7 million in 2001. There was $3.4 million (net of income tax) of goodwill amortization recorded in 2001 compared to none in 2002 due to the adoption of SFAS No. 142. HCC Employee Benefits, Inc. accounted for $21.9 million and $18.4 million in revenue and $5.3 million and $2.6 million in net earnings in 2002 and 2001, respectively. These segment earnings of HCC Employee Benefits, Inc. include allocated general corporate overhead expenses (net of income tax) of $1.1 million and $0.5 million, respectively, in 2002 and 2001.

Other Operations

The decrease in other operating income to $7.0 million during 2002 from $17.5 million in 2001 was principally due to the disposition or closure of certain operations during 2001 and the resultant gains totaling $8.2 million from certain of those dispositions. Net earnings of other operations decreased to $3.1 million in 2002 from $7.1 million in 2001 for the same reasons. Period to period comparisons may vary substantially depending on other operating investments or dispositions thereof in any given period.

Corporate

The net income of the corporate segment was $2.9 million for 2002 compared to a net loss of $1.0 million in 2001. This improvement resulted from lower interest expense due primarily to lower interest rates.

Liquidity and Capital Resources

We receive substantial cash from premiums, reinsurance recoverables and management fee and commission income and, to a lesser extent, investment income and proceeds from sales and redemptions of investments and other assets. Our principal cash outflows are for the payment of claims and loss adjustment expenses, payment of premiums to reinsurers, purchase of investments, debt service and payment of policy acquisition costs, operating expenses, income and other taxes and dividends. Variations in operating cash flows can occur due to timing differences in either the payment of claims and the collection of related recoverables or the collection of receivables and the payment of related payable amounts. We limit our liquidity exposure by holding funds, letters of credit and other security such that net balances due to us are less than the gross balances shown in our condensed consolidated balance sheets.

We maintain a substantial level of cash and liquid short-term investments which are used to meet anticipated payment obligations. Our consolidated cash and investment portfolio increased $591.8 million, or 49% during 2003 and totaled $1.8 billion as of December 31, 2003, of which $614.9 million was cash and short-term investments. The increase in investments resulted primarily from operating cash flows. Total assets increased to $4.9 billion as of December 31, 2003.

Our investment portfolio includes a high percentage of liquid investments and generates a significant amount of investment income, which serves as a source of cash flow. The average tax equivalent yield on investments was 3.8% in 2003, compared to 4.6% in 2002. The weighted average maturity of our fixed income securities is 4.5 years and weighted average duration of the portfolio was 3.7 years, both as of December 31, 2003. During 2003, over 97% of our fixed income securities were rated "A" or better by Standard & Poor's Corporation. The value of our portfolio of fixed income securities is inversely correlated to changes in market interest rates. In addition, some of our fixed income securities have call or prepayment options. This could subject us to reinvestment risk should interest rates fall or issuers call their securities and we reinvest the proceeds at lower interest rates. We mitigate this risk by investing in securities with varied maturity dates, so that only a portion of our portfolio will mature at any point in time.

On December 31, 2001 we filed Form S-3 with the United States Securities and Exchange Commission, which provides a shelf registration for an aggregate of $750.0 million of our securities available to be issued. These securities may be debt securities, equity securities or a combination thereof.

On March 25, 2003, we sold an aggregate $125.0 million principal amount of 1.3% Convertible Notes due in 2023 in a public offering. We pay interest on April 1 and October 1 of each year. Each one thousand dollar principal amount of notes is convertible into 29.4377 shares of our common stock, which represents an initial conversion price of $33.97 per share. Holders may surrender notes for conversion into shares of our common stock if, as of the last day of the preceding calendar quarter, the closing sale price of our common stock for at least 20 consecutive trading days during the period of 30 consecutive trading days ending on the last trading day of that quarter is more than 130% ($44.16 per share) of the conversion price per share of our common stock. Holders of the notes may require us to repurchase the notes on April 1, 2009, 2014 and 2019. If the holders exercise this option, we may choose to pay the purchase price in cash, in shares of our common stock, or in a combination thereof, although our intent is to pay in cash.

Our 2% Convertible Notes are due in 2021. Each one thousand dollar principal amount is convertible into 31.25 shares of our common stock, which represents an initial conversion price of $32.00 per share. The initial conversion price is subject to change under certain conditions. We pay interest on March 1 and September 1 of each year. Holders may surrender notes for conversion into shares of our common stock in any calendar quarter if, as of the last day of the preceding calendar quarter, the closing sale price of our common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the quarter is more than 120% ($38.40 per share) of the conversion price per share of our common stock on the last trading day of the quarter. We can redeem the notes for cash at any time on or after September 1, 2006. Holders of the notes may require us to repurchase the notes on September 1, 2004, 2006, 2008, 2011 and 2016. If the holders exercise this option, we may choose to pay the purchase price in cash, in shares of our common stock, or a combination thereof, although our intent is to pay in cash.

Our debt securities are rated "A" by Standard & Poor's Corporation (3rd of 10 ratings).

Our $200.0 million Revolving Loan Facility allows us to borrow up to the maximum amount allowed by the facility on a revolving basis until the facility expires on December 17, 2004. The facility is collateralized in part by the pledge of our insurance companies' stock and guarantees entered into by our underwriting agencies and intermediaries. The facility agreement contains certain restrictive covenants, which we believe are typical for similar financing arrangements. As of December 31, 2003, there were no borrowings on this facility. We intend to replace the facility at expiration with another facility.

At December 31, 2003, certain of our subsidiaries maintained revolving lines of credit with a bank in the combined maximum amount of $31.8 million available through December 17, 2004. Advances under the lines of credit are limited to amounts required to fund draws, if any, on letters of credit issued by the bank on behalf of the subsidiaries and short-term direct cash advances. The lines of credit are collateralized by securities having an aggregate market value of up to $39.8 million, the actual amount of collateral at any one time being 125% of the aggregate amount outstanding. Interest on the lines is payable at the bank's prime rate of interest (4.0% at December 31, 2003) for draws on the letters of credit and prime less 1% on short-term cash advances. As of December 31, 2003, letters of credit totaling $16.7 million had been issued to insurance companies by the bank on behalf of our subsidiaries, with total securities of $20.9 million collateralizing the lines.

The following is a summary of our contractual cash payment obligations as of December 31, 2003 (in thousands):

		Payments by Due Date			
	Total	2004	2005-2006	2007-2008	Thereafter
1.3% Convertible notes	$125,000	$ —	$ —	$ —	$125,000
2% Convertible notes	172,451	172,451	—	—	—
Bank facility	—	—	—	—	—
Other notes payable	12,953	358	10,973	248	1,374
Operating leases	32,682	8,434	13,453	6,949	3,846
Total obligations	$343,086	$181,243	$24,426	$7,197	$130,220

The 2% Convertible notes due 2021 are shown in the 2004 column in the above table because of the put option on September 1, 2004. Both convertible notes have various put and redemption dates as discussed in the paragraphs above. See Notes (5) and (9) in Notes to the Consolidated Financial Statements for additional information concerning these obligations.

We have sold businesses in the past. In connection with these sales, we have provided indemnifications to the buyers, which we believe are typical for transactions of this nature, based upon the type of business sold. Certain of these indemnifications have no limit. It is not possible to estimate the maximum potential amount under these indemnifications as our performance under the indemnifications and our ultimate liability are based upon the occurrence of future events which may or may not occur. We currently have a liability in the amount of $5.9 million recorded for performance under one such indemnification. This indemnification was given by a company we acquired, prior to its acquisition, in connection with a sale of one of its subsidiaries.

The principal assets of HCC Insurance Holdings, Inc. are the shares of capital stock of our insurance companies. Historically, we have not relied on dividends from our insurance companies to meet the obligations of the parent holding company, which are primarily outstanding debt and debt service obligations, dividends to shareholders and corporate expenses, but, rather, we have had sufficient cash flow from our underwriting agencies and intermediaries to meet our cash flow requirements. The payment of dividends by our insurance companies is subject to regulatory restrictions and will depend on the surplus and future earnings of these subsidiaries. HCC Insurance Holdings, Inc.'s two direct insurance company subsidiaries can pay an aggregate of $40.9 million in dividends in 2004 without obtaining special permission from state regulatory authorities.

We have a reserve of $14.9 million as of December 31, 2003 for potential collectibility issues and associated expenses related to reinsurance recoverables. This includes the exposure we have with respect to disputed amounts. While we believe that the reserve is adequate based on currently available information, conditions may change or additional information might be obtained which may result in a future change in the reserve. We periodically review our financial exposure to the reinsurance market and the level of our reserve and continue to take actions in an attempt to mitigate our exposure to possible loss.

A number of reinsurers have delayed or suspended the payment of amounts recoverable under certain reinsurance contracts to which we are a party. Such delays have affected, although not materially to date, the investment income of our insurance companies, but not to any extent their liquidity. We limit our liquidity exposure by holding funds, letters of credit or other security such that net balances due are significantly less than the gross balances shown in our consolidated balance sheets. We expect to collect the full amounts recoverable and, if necessary, we may seek collection through judicial or arbitral proceedings.

Regulatory guidelines suggest that a property and casualty insurer's annual statutory gross written premium should not exceed 900% of its statutory policyholders' surplus and net written premium should not exceed 300% of its statutory policyholders' surplus. However, industry standards and rating agency criteria place these ratios at 300% and 200%, respectively. Our property and casualty insurance companies have maintained premium to surplus ratios generally lower than such guidelines. For the year ended December 31, 2003, our statutory gross written premium to policyholders' surplus was 295.1%. For the year ended December 31, 2003, our statutory net written premium to policyholders' surplus was 146.6%. As of December 31, 2003, each of our domestic insurance companies' total adjusted capital was significantly in excess of the authorized control level risk-based capital level prescribed by the National Association of Insurance Commissioners.

We believe that our operating cash flows, investments, bank facility and shelf registration on file with the United States Securities and Exchange Commission will provide sufficient sources of liquidity and capital to meet our operating and capital needs for the foreseeable future.

Impact of Inflation

Our operations, like those of other property and casualty insurers, are susceptible to the effects of inflation, as premiums are established before the ultimate amounts of loss and loss adjustment expense are known. Although we consider the potential effects of inflation when setting premium rates, for competitive reasons, such premiums may not fully offset the effects of inflation. However, because the majority of our business is comprised of lines which have relatively short lead times between the occurrence of an insured event, reporting of the claims to us and the final settlement of the claims, the effects of inflation are minimized.

A portion of our revenue is related to healthcare insurance and reinsurance products that are subject to the effects of the underlying inflation of healthcare costs. Such inflation in the costs of healthcare tends to generate increases in premiums for medical stop-loss coverage, resulting in greater revenue, but also higher claim payments. Inflation also may have a negative impact on insurance and reinsurance operations by causing higher claim settlements than may originally have been estimated without an immediate increase in premiums to a level necessary to maintain profit margins. We do not specifically provide for inflation when setting underwriting terms and claim reserves, although we do consider trends. We continually review claim reserves to assess their adequacy and make necessary adjustments.

Inflation can also affect interest rates. Any significant increase in interest rates could have a material adverse effect on the market value of our investments. In addition, the interest rate payable under our $200.0 million bank loan fluctuates with that of the market. Any significant increase in interest rates could have a material adverse effect on our earnings, depending on the amount borrowed on our bank facility.

Foreign Exchange Rate Fluctuations

We underwrite risks which are denominated in a number of foreign currencies. As a result, we have receivables and payables in foreign currencies and we establish and maintain loss reserves with respect to our insurance policies in their respective currencies. Our net earnings could be impacted by exchange rate fluctuations affecting these balances. Our principal area of exposure is with respect to fluctuations in the exchange rates between the British pound sterling, the Euro and the U.S. dollar. We constantly monitor the balance between our receivables and payables and loss reserves to mitigate the potential exposure should an imbalance be expected to exist for other than a short period of time. For the year ended December 31, 2003, our gain from currency conversion was $4.1 million compared to a gain of $1.2 million in 2002 and a gain of $0.3 million in 2001. Included in the 2003 amount was a one-time gain of $1.3 million from the settlement of an advance of funds to an unaffiliated entity.

Critical Accounting Policies

The preparation of our consolidated financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions when applying our accounting policies. Those of our accounting policies that we consider to be most significant and the estimates and assumptions we make in the application of those accounting policies are discussed below.

Earned Premium, Policy Acquisition Costs and Ceding Commissions

All of the property and casualty policies written by our insurance companies qualify as short-duration contracts as defined by current accounting literature. Written premium, net of reinsurance, is primarily included in earnings on a pro rata basis over the lives of the related policies. However, for certain types of business, it is recognized over the period of risk in proportion to the amount of insurance risk provided. Policy acquisition costs, including commissions, taxes, fees and other direct costs of underwriting policies less amounts reimbursed by reinsurers, are deferred and charged or credited to earnings proportionate to the premium earned. Historical and current loss and loss adjustment expense experience and anticipated investment income are considered in determining premium deficiencies and the recoverability of deferred policy acquisition costs.

Loss and Loss Adjustment Expense

Our net loss and loss adjustment expense reserves are composed of reserves for reported losses and reserves for incurred but not reported losses less a reduction for reinsurance recoverable related to those reserves. Reserves are recorded on an undiscounted basis, except for reserves acquired in transactions recorded using the purchase method of accounting. The reserves for reported losses related to our direct business and certain reinsurance assumed are initially set by our claims personnel or independent claims adjusters hired by us and subject to our review with a goal of setting the reserves at the ultimate expected loss amount as soon as possible as information becomes available. Reserves for reported losses with respect to other reinsurance assumed are recorded based upon information supplied to us by the ceding company. Our claims personnel monitor these reinsurance assumed reserves on a current basis and audit ceding companies' claims to ascertain that claims are being recorded currently and that net reserves are being set at levels that properly reflect the liability related to the claims. Our actuaries, in conjunction with our claims personnel, determine the amount of our incurred but not reported reserves as well as review the reported claim reserves for positive or adverse development. Reserves are estimates and changed conditions can cause changes in the estimates. However, we believe that our review process is effective such that any required changes are recognized in the period of change as soon as the need for the change is evident. Reinsurance recoverables offset our gross reserves based upon the contractual terms of our reinsurance agreements.

Losses in our group life and accident and health, aviation, London market accounts and other specialty lines of business are recorded and paid relatively quickly. There is not a significant amount of long-tailed liability exposure in these lines of business. Therefore, reserves can be determined and recorded with a higher degree of accuracy and significant development should not be expected with respect to losses in these lines of business. There is some reinsurance assumed in these lines of business, but, as discussed above, we monitor the assumed reported losses closely. Losses related to our diversified financial products line of business are reported relatively quickly but can develop over time as, especially with respect to directors' and officers' liability business where we write excess of loss risks, reported losses which are adjusted by the primary underwriter on the risk may not initially appear to be serious but can develop and affect our excess layer over time. We believe that we have adequately reserved for this eventuality. Our discontinued line of business contains both direct business and assumed business. Some of the losses in this line are administered by others, subject to our review. It is possible that there can be development in the loss reserves in this line of business as the business is in run off and some of it is subject to late reporting by those administering the claims. We monitor these reserves carefully on a current basis and believe that they are properly set based upon the information we have at this time.

We have insignificant exposure to asbestos and environment policy liabilities as we did not begin business until 1981 and the type of business we wrote contained pollution exclusions or was not of the type that subjected us to those types of risks.

The table below shows our recorded reserves as of December 31, 2003 (in thousands) by line of business compared to the high and low ends of the reserve range as determined by our reserving actuaries. Based upon our historical reserving techniques and the fact that our net reserves have historically shown positive development, except for the effects of losses on commutations, which losses represent the discount on the reinsurance recoverables commuted, we believe that there will not be any negative development in our consolidated reserves:

	Recorded Reserves	Low End of Actuarial Range	High End of Actuarial Range
Total net reserves	$ 705,200	$610,992	$735,449
Individual lines of business:			
Group life, accident and health	$ 106,046	$ 73,263	$122,161
Diversified financial products	92,367	79,820	100,038
London market accounts	119,755	102,417	124,179
Aviation	80,144	64,854	85,123
Other specialty lines	46,227	39,787	47,436
	444,539		
Discontinued lines	260,661	214,083	308,977
Total net reserves	$ 705,200		

The sum of the individual lines of business for the low end of the actuarial range and the high end of the actuarial range will not equal the total net reserves. Moreover, it would not be appropriate to add the ranges for each line of business to obtain a range around the total net reserves because this would not reflect the diversification effects across our various lines of business. The diversification effects result from the fact that losses across the different lines of business are not completely correlated.

Reinsurance Recoverables

We constantly review the collectibility of the reinsurance recoverables of our insurance companies and record a reserve for potentially uncollectible reinsurance. Our estimates utilized to calculate the reserve are evaluated on a current basis but are subject to change and this could affect the level of the reserve required. We believe, based upon periodic detail reviews of our disputed and aged recoverables, that we have sufficiently provided for potential losses that are currently evident.

Fee and Commission Income

When there is no significant future servicing obligation, fee and commission income from our underwriting agencies and intermediaries are recognized on the later of the effective date of policy, the date when the premium can be reasonably established, or the date when substantially all the services relating to the insurance placement have been rendered to the client. Profit commissions based upon the profitability of business written are recorded as revenue at the end of each accounting period based upon the respective formula calculation. Such amounts are adjusted should experience change. When additional services are require, the service revenue is deferred and recognized over the service period. We also record an allowance for estimated return commissions that may be required to be paid upon the early termination of policies. Proceeds from ceded reinsurance (ceding commissions in excess of acquisition costs) are also earned pro rata over the term of the underlying policies.

Deferred Taxes

We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based on our history of earnings, expectations for future earnings, taxable income in carry back years and the expected timing of the reversals of existing temporary differences. Although realization is not assured, we believe it is more likely than not that we will be able to realize the benefit of our deferred tax assets, with the exception of the benefit of certain pre-acquisition tax loss carryforwards for which valuation allowances have been provided. If there is a material change in the tax laws such that the actual effective tax rate changes or the time periods within which the underlying temporary differences become taxable or deductible change, we will need to reevaluate our assumptions which could result in a change in the valuation allowance required.

Valuation of Goodwill

We assess the impairment of goodwill annually or sooner if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. In determining the fair value of a reporting unit, we utilize the expected cash flow approach as set forth in FASB Concepts Statement No. 7. This approach utilizes a risk-free rate of interest, estimates of future cash flows and probabilities as to the occurrence of the future cash flows. We utilize our budgets and projection of future operations based upon historical and expected industry trends to estimate our future cash flows and the probability of their occurring as projected. Based upon our last impairment test, the fair value of each of our reporting units exceeded its carrying amount by a satisfactory margin.

Other Than Temporary Impairments on Investments

Declines in the market value of invested assets below cost are evaluated for other than temporary impairment losses on a quarterly basis. Impairment losses for declines in value of fixed maturity investments and equity securities below cost attributable to issuer-specific events are based upon all relevant facts and circumstances for each investment and are recognized when appropriate. For fixed maturity investments with unrealized losses due to market conditions or industry-related events where we have the positive intent and ability to hold the investment for a period of time sufficient to allow a market recovery or to maturity, declines in value below cost are not assumed to be other than temporary. Our policy for equity securities is to recognize impairment losses on specific securities that have had continuous material unrealized losses for more than three consecutive quarters or less, due to market conditions or industry-related events. As of December 31, 2003, we had gross unrealized losses on fixed income and marketable equity securities of $3.8 million (0.3% of aggregate market value) compared to $1.5 million (0.2% of aggregate market value) as of December 31, 2002.

The following table displays the gross unrealized losses and fair value of investments as of December 31, 2003 that were in a continuous unrealized loss position for the periods indicated (dollars in thousands):

	Less than 12 months		12 months or more		Total	
Description of Securities	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**
U.S. Treasury obligations and direct obligations of U.S. government agencies	$ 31,709	$ (25)	$ —	$ —	$ 31,709	$ (25)
Federal agency mortgage-backed securities	16,354	(372)	—	—	16,354	(372)
Corporate fixed income securities	46,711	(618)	1,580	(312)	48,291	(930)
Municipal fixed income securities	69,054	(1,087)	572	(12)	69,626	(1,099)
Foreign securities	65,061	(906)	—	—	65,061	(906)
Other	15,069	(420)	—	—	15,069	(420)
Total temporarily impaired securities	$243,958	$(3,428)	$2,152	$(324)	$246,110	$(3,752)

Item 7A. *Quantitative and Qualitative Disclosure About Market Risk*

Our principal assets and liabilities are financial instruments which are subject to the market risk of potential losses from adverse changes in market rates and prices. Our primary market risk exposures are: interest rate risk on fixed income securities and interest expense on variable rate debt, equity risk on marketable equity securities, credit risk on reinsurance recoverables and foreign currency exchange rate risk.

To manage the exposures of our investment risks, we generally invest in investment grade securities with characteristics of duration and liquidity to reflect the underlying characteristics of the insurance liabilities of our insurance companies. We have not historically used derivatives to manage any of our investment related market risks.

Caution should be used in evaluating overall market risk utilizing the information below. Actual results could differ materially from estimates below for a variety of reasons, including, among other things:

- amounts and balances on which the estimates are based are likely to change over time;
- assumptions used in the models may prove to be inaccurate;
- market changes could be different from market changes assumed below; and
- not all factors and balances are taken into account.

Interest Rate Risk

The value of our portfolio of fixed income securities is inversely correlated to changes in the market interest rates. In addition, some of our fixed income securities have call or prepayment options. This could subject us to reinvestment risk should interest rates fall or issuers call their securities and we reinvest the proceeds at lower interest rates. We attempt to mitigate this risk by investing in securities with varied maturity dates, so that only a portion of the portfolio will mature at any point in time. The fair value of our fixed income securities as of December 31, 2003 was $1.2 billion and was $841.5 million as of December 31, 2002. If market interest rates were to change 1%, (e.g. from 5% to 6%) the fair value of our fixed income securities would change approximately $43.1 million as of December 31, 2003. This compares to change in value of $29.5 million as of December 31, 2002 for the same 1% change in market interest rates. The change in fair value was determined using duration modeling assuming no prepayments.

Our $200.0 million bank loan is subject to variable interest rates. Thus, our interest expense on this loan is directly correlated to market interest rates. As of December 31, 2002, we had $53.0 million in debt outstanding under the bank loan. At that debt level, the 1% change in market interest rates would have changed interest expense by $0.5 million. As of December 31, 2003, there was no balance outstanding under our bank loan and our 2% and 1.3% convertible notes are not subject to interest rate changes.

Equity Risk

Our portfolio of marketable equity securities is subject to equity price risk due to market changes. The fair value of our marketable equity securities (including the amounts, if any, of insurance related equity securities designated as trading securities and included in other assets) as of December 31, 2003 was $16.0 million, compared to $25.7 million as of December 31, 2002. The balances include mutual fund securities with a value of $11.0 million and $10.5 million, respectively, as of December 31, 2003 and 2002. These mutual funds are invested heavily in fixed income securities but represent marketable equity securities for reporting purposes. If the market price of all marketable equity securities were to change by 10% as of these dates, the fair value of our portfolio of marketable equity securities would have changed $1.6 million as of December 31, 2003 and $2.6 million as of December 31, 2002.

Foreign Exchange Risk

The table below shows the net amounts of significant foreign currency balances at December 31, 2003 and 2002 converted to U.S. dollars. It also shows the expected dollar change in fair value that would occur if exchange rates changed 10% from exchange rates in effect at those times (in thousands):

	2003		2002	
	U.S. Dollar Equivalent	Hypothetical 10% Change in Fair Value	U.S. Dollar Equivalent	Hypothetical 10% Change in Fair Value
Euro	$5,580	$558	$3,518	$352
Canadian dollar	1,778	178	1,815	182
British pound sterling	182	18	7,617	762

The gross balances in British pound sterling as of December 31, 2003 are comparable to amounts of prior years. See Foreign Exchange Rate Fluctuations section contained in Item 7, Management's Discussion and Analysis and Note (1) in the Notes to Consolidated Financial Statements for additional information.

Item 8. ***Financial Statements and Supplementary Data***

The financial statements and financial statement schedules listed in the accompanying index are filed as part of this Report.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosures***

None.

Item 9A. ***Controls and Procedures***

(a) *Evaluation of disclosure controls and procedures.*

The term "disclosure controls and procedures" is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, or the Exchange Act. This term refers to the controls and procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission. Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this annual report. Based upon the evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report. The Company restated its financial statements for the quarters ended September 30, June 30 and March 31, 2003 to reflect a revised method for recognizing revenue associated with fee and commission income. In management's opinion, the revision did not result from any deficiency in the Company's disclosure controls and procedures.

(b) *Changes in internal controls.*

There were no changes to our internal control over financial reporting during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART III

Item 10. *Directors and Executive Officers of the Registrant*

Code of Ethics

We have adopted a Code of Ethics which applies to the Chief Executive Officer and the Senior Financial Officers of the Company. The complete text of our Code of Ethics will be provided to any person free of charge upon request made to: HCC Insurance Holdings, Inc., Investor Relations Department, 13403 Northwest Freeway, Houston, Texas 77040.

For information regarding Directors and Executive Officers of the Registrant, reference is made to the Registrant's definitive proxy statement for its Annual Meeting of Shareholders, which will be filed with the Securities and Exchange Commission within 120 days after December 31, 2003 and which is incorporated herein by reference.

Item 11. *Executive Compensation*

For information regarding Executive Compensation, reference is made to the Registrant's definitive proxy statement for its Annual Meeting of Shareholders, which will be filed with the Securities and Exchange Commission within 120 days after December 31, 2003 and which is incorporated herein by reference.

Item 12. *Security Owners of Certain Beneficial Owners and Management and Related Shareholder Matters*

For information regarding Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters, reference is made to the Registrant's definitive proxy statement for its Annual Meeting of Shareholders, which will be filed with the Securities and Exchange Commission within 120 days after December 31, 2003 and which is incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions*

For information regarding Certain Relationships and Related Transactions, reference is made to the Registrant's definitive proxy statement for its Annual Meeting of Shareholders, which will be filed with the Securities and Exchange Commission within 120 days after December 31, 2003 and which is incorporated herein by reference.

Item 14. *Principal Accountant Fees and Services*

For information regarding Principal Accountant Fees and Services, reference is made to the Registrant's definitive proxy statement for its Annual Meeting of Shareholders, which will be filed with the Securities and Exchange Commission within 120 days after December 31, 2003 and which is incorporated herein by reference.

PART IV

Item 15. ***Exhibits, Financial Statement Schedules and Reports on Form 8-K***

(a) *Exhibits*

The exhibits listed on the accompanying Index to Exhibits are filed as part of this Report.

(b) *Financial Statement Schedules*

The financial statements and financial statement schedules listed in the accompanying Index to Consolidated Financial Statements and Schedules are filed as part of this Report.

(c) *Reports on Form 8-K*

On November 6, 2003, we furnished our announcement of operating results for the third quarter of 2003 on Form 8-K.

On December 8, 2003, we furnished the text material used for an investors' conference on Form 8-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HCC Insurance Holdings, Inc.
(Registrant)

Dated: March 12, 2004

By: /s/ Stephen L. Way
(Stephen L. Way)
Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Stephen L. Way (Stephen L. Way)	Chairman of the Board of Directors, Chief Executive Officer and President (Principal Executive Officer)	March 12, 2004
/s/ Frank J. Bramanti* (Frank J. Bramanti)	Director	March 12, 2004
/s/ Patrick B. Collins* (Patrick B. Collins)	Director	March 12, 2004
/s/ James R. Crane* (James R. Crane)	Director	March 12, 2004
/s/ J. Robert Dickerson* (J. Robert Dickerson)	Director	March 12, 2004
/s/ Edward H. Ellis, Jr. (Edward H. Ellis, Jr.)	Director, Executive Vice President and Chief Financial Officer (Chief Accounting Officer)	March 12, 2004
/s/ James C. Flagg, Ph.D.* (James C. Flagg, Ph.D.)	Director	March 12, 2004
/s/ Allan W. Fulkerson* (Allan W. Fulkerson)	Director	March 12, 2004
/s/ Walter J. Lack* (Walter J. Lack)	Director	March 12, 2004
/s/ Michael A. F. Roberts* (Michael A. F. Roberts)	Director	March 12, 2004

*By: /s/ Stephen L. Way
Stephen L. Way
Attorney-in-fact

INDEX TO EXHIBITS

(Items denoted by a letter are incorporated by reference to other documents previously filed with the Securities and Exchange Commission as set forth at the end of this index. Items not denoted by a letter are being filed herewith.)

Exhibit Number

[A]3.1 — Bylaws of HCC Insurance Holdings, Inc., as amended.

[B]3.2 — Restated Certificate of Incorporation and Amendment of Certificate of Incorporation of HCC Insurance Holdings, Inc., filed with the Delaware Secretary of State on July 23, 1996 and May 21, 1998, respectively.

[A]4.1 — Specimen of Common Stock Certificate, $1.00 par value, of HCC Insurance Holdings, Inc.

[C]10.1 — Share Purchase Agreement dated January 29, 1999, among HCC Insurance Holdings, Inc. and Gerald Axel, Barry J. Cook, Gary J. Lockett, Christopher F.B. Mays, Mark E. Rattner, Marshall Rattner, Inc., John Smith and Keith W. Steed.

[D]10.2 — Agreement and Plan of Merger dated as of October 11, 1999 among HCC Insurance Holdings, Inc., Merger Sub of Delaware, Inc. and The Centris Group, Inc.

[E]10.3 — Agreement and Plan of Merger dated as of January 19, 2001 among HCC Insurance Holdings, Inc., HCC Employee Benefits, Inc. and James Scott Schanen, Lisa Rae Schanen, Conor Schanen qsst, Austin Schanen qsst, Kevin Tolbert and Schanen Consulting Corporation.

[F]10.4 — Loan Agreement ($300,000,000 Revolving Loan Facility) dated as of December 17, 1999 among HCC Insurance Holdings, Inc.; Wells Fargo Bank (Texas), National Association; Bank of America, N.A.; Bank of New York; Bank One, N.A.; First Union National Bank; and Dresdner Bank AG, New York and Grand Cayman Branches.

[G]10.5 — Amendment to Loan Agreement dated as of August 11, 2000 among HCC Insurance Holdings, Inc.; Wells Fargo Bank (Texas), National Association; First Union National Bank; Bank of America, N.A.; The Bank of New York; Bank One, N.A.; and Dresdner Bank AG, New York and Grand Cayman Branches.

[G]10.6 — Second Amendment to Loan Agreement dated as of June 6, 2001 among HCC Insurance Holdings, Inc.; Wells Fargo Bank (Texas), National Association; First Union National Bank; Bank of America, N.A.; and The Bank of New York.

[H]10.7 — Third Amendment to Loan Agreement dated as of March 21, 2003 among HCC Insurance Holdings, Inc.; Wells Fargo Bank (Texas), National Association; First Union National Bank; Bank of America, N.A.; and The Bank of New York.

[I]10.8 — HCC Insurance Holdings, Inc. 1994 Nonemployee Director Stock Option Plan.

[J]10.9 — HCC Insurance Holdings, Inc. 1992 Incentive Stock Option Plan, as amended and restated.

[J]10.10 — HCC Insurance Holdings, Inc. 1995 Flexible Incentive Plan, as amended and restated.

[J]10.11 — HCC Insurance Holdings, Inc. 1997 Flexible Incentive Plan, as amended and restated.

[J]10.12 — HCC Insurance Holdings, Inc. 1996 Nonemployee Director Stock Option Plan, as amended and restated.

[K]10.13 — HCC Insurance Holdings, Inc. 2001 Flexible Incentive Plan, as amended and restated.

[H]10.14 — Form of Incentive Stock Option Agreement under the HCC Insurance Holdings, Inc. 2001 Flexible Incentive Plan.

[H]10.15 — Employment Agreement effective as of January 1, 2003, between HCC Insurance Holdings, Inc. and Stephen L. Way.

10.16 — Employment Agreement Addendum 3(a)(2) effective as of December 31, 2003 between HCC Insurance Holdings, Inc. and Stephen L. Way.

10.17 — HCC Insurance Holdings, Inc. nonqualified deferred compensation plan for Stephen L. Way effective January 1, 2003.

[H]10.18 — Employment Agreement effective as of January 10, 2002, between HCC Insurance Holdings, Inc. and Craig J. Kelbel.

Exhibit Number	
[H]10.19	— Employment Agreement effective as of June 3, 2002, between HCC Insurance Holdings, Inc. and Michael J. Schell.
[G]10.20	— Employment Agreement effective as of January 1, 2002, between HCC Insurance Holdings, Inc. and Edward H. Ellis, Jr.
[H]10.21	— Employment Agreement effective as of January 1, 2003 between HCC Insurance Holdings, Inc. and Christopher L. Martin.
12	— Statement Regarding Computation of Ratios.
14	— Form of HCC Insurance Holdings, Inc. Code of Ethics Statement by Chief Executive Officer and Senior Financial Officers.
21	— Subsidiaries of HCC Insurance Holdings, Inc.
23	— Consent of Independent Accountants — PricewaterhouseCoopers LLP dated March 10, 2004.
24	— Powers of Attorney.
31.1	— Certification by Chief Executive Officer.
31.2	— Certification by Chief Financial Office
32.1	— Certification with respect to annual report.

[A] Incorporated by reference to the Exhibits to HCC Insurance Holdings, Inc.'s Registration Statement on Form S-1 (Registration No. 33-48737) filed October 27, 1992.

[B] Incorporated by reference to the Exhibits to HCC Insurance Holdings, Inc.'s Registration Statement on Form S-8 (Registration No. 333-61687) filed August 17, 1998.

[C] Incorporated by reference to the Exhibits to HCC Insurance Holdings, Inc.'s Form 10-Q for the fiscal quarter ended March 31, 1999.

[D] Incorporated by reference to the Exhibits to HCC Insurance Holdings, Inc.'s Schedule 14D-1 Tender Offer Statement in respect to shares of The Centris Group, Inc. filed October 18, 1999.

[E] Incorporated by reference to the Exhibits to HCC Insurance Holdings, Inc.'s Form 10-K for the fiscal year ended December 31, 2000.

[F] Incorporated by reference to the Exhibits to HCC Insurance Holdings, Inc.'s Form 8-K filed December 20, 1999.

[G] Incorporated by reference to the Exhibits to HCC Insurance Holdings, Inc.'s Form 10-K for the fiscal year ended December 31, 2001.

[H] Incorporated by reference to the Exhibits to HCC Insurance Holdings, Inc.'s Form 10-K for the fiscal year ended December 31, 2002.

[I] Incorporated by reference to the Exhibits to HCC Insurance Holdings, Inc.'s Registration Statement on Form S-8 (Registration No. 33-94472) filed July 11, 1995.

[J] Incorporated by reference to Exhibits to HCC Insurance Holdings, Inc.'s Form 10-K for the fiscal year ended December 31, 1999.

[K] Incorporated by reference to the Exhibits to HCC Insurance Holdings, Inc.'s Definitive Proxy Statement for the May 22, 2002 Annual Meeting of Shareholders filed April 26, 2002.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES

Schedules other than those listed above have been omitted because they are either not required, not applicable, or the required information is shown in the Consolidated Financial Statements and related notes thereto or other Schedules.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders
HCC Insurance Holdings, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, comprehensive income, changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of HCC Insurance Holdings, Inc. and its subsidiaries at December 31, 2003 and 2002 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill as prescribed by Statement of Financial Accounting Standards No. 142 entitled "Goodwill and Other Intangible Assets".

/s/ PRICEWATERHOUSECOOPERS LLP

Houston, Texas
March 10, 2004

HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)

	December 31, 2003	December 31, 2002
ASSETS		
Investments:		
Fixed income securities, at market (cost: 2003 — $1,134,128; 2002 — $807,772)	$1,164,166	$ 841,548
Marketable equity securities, at market (cost: 2003 — $12,007; 2002 — $15,815)	12,002	15,609
Short-term investments, at cost, which approximates market	518,482	307,215
Other investments, at cost, which approximates fair value	8,696	3,264
Total investments	1,703,346	1,167,636
Cash	96,416	40,306
Restricted cash and cash investments	210,301	189,396
Premium, claims and other receivables	899,031	753,527
Reinsurance recoverables	916,190	798,934
Ceded unearned premium	291,591	164,224
Ceded life and annuity benefits	77,548	78,951
Deferred policy acquisition costs	106,943	68,846
Goodwill	386,507	335,288
Other assets	176,423	107,043
Total assets	$4,864,296	$3,704,151
LIABILITIES		
Loss and loss adjustment expense payable	$1,535,288	$1,155,290
Life and annuity policy benefits	77,548	78,951
Reinsurance balances payable	296,916	166,659
Unearned premium	592,311	331,050
Deferred ceding commissions	88,129	49,963
Premium and claims payable	745,559	730,801
Notes payable	310,404	230,027
Accounts payable and accrued liabilities	171,221	78,503
Total liabilities	3,817,376	2,821,244
SHAREHOLDERS' EQUITY		
Common stock, $1.00 par value; 250.0 million shares authorized (shares issued and outstanding: 2003 — 63,964; 2002 — 62,358)	63,964	62,358
Additional paid-in capital	447,671	416,406
Retained earnings	509,159	383,378
Accumulated other comprehensive income	26,126	20,765
Total shareholders' equity	1,046,920	882,907
Total liabilities and shareholders' equity	$4,864,296	$3,704,151

See Notes to Consolidated Financial Statements.

HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS
(in thousands, except per share data)

	For the Years Ended December 31,		
	2003	2002	2001
REVENUE			
Net earned premium	$738,272	$505,521	$342,787
Fee and commission income	142,615	115,919	111,016
Net investment income	47,335	37,755	39,562
Net realized investment gain	527	453	393
Other operating income	13,215	6,985	17,451
Total revenue	941,964	666,633	511,209
EXPENSE			
Loss and loss adjustment expense, net	488,652	306,491	267,390
Operating expense:			
Policy acquisition costs, net	138,212	99,521	66,313
Compensation expense	82,947	58,567	50,806
Other operating expense	57,966	41,357	63,000
Total operating expense	279,125	199,445	180,119
Interest expense	7,453	8,301	8,875
Total expense	775,230	514,237	456,384
Earnings from continuing operations before income tax provision	166,734	152,396	54,825
Income tax provision from continuing operations	59,857	52,933	27,764
Earnings from continuing operations	106,877	99,463	27,061
Gain from sale of discontinued operations, net of income taxes of $22,540	30,141	—	—
Earnings from discontinued operations, net of income taxes of $3,749 in 2003, $4,418 in 2002 and $2,422 in 2001	6,543	6,365	3,136
Net earnings	$143,561	$105,828	$ 30,197
Basic earnings per share data:			
Earnings from continuing operations	$ 1.69	$ 1.60	$ 0.47
Gain from sale of discontinued operations	0.48	—	—
Earnings from discontinued operations	0.10	0.10	0.05
Net earnings	$ 2.27	$ 1.70	$ 0.52
Weighted average shares outstanding	63,279	62,225	58,321
Diluted earnings per share data:			
Earnings from continuing operations	$ 1.66	$ 1.58	$ 0.46
Gain from sale of discontinued operations	0.47	—	—
Earnings from discontinued operations	0.10	0.10	0.05
Net earnings	$ 2.23	$ 1.68	$ 0.51
Weighted average shares outstanding	64,383	62,936	59,619

See Notes to Consolidated Financial Statements.

HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands, except per share data)

	For the Years Ended December 31,		
	2003	2002	2001
Net earnings	$ 143,561	$105,828	$30,197
Other comprehensive income, net of tax:			
Foreign currency translation adjustment	8,149	50	(279)
Investment gains (losses):			
Investment gains (losses) during the year, net of income tax charge (benefit) of $(1,048) in 2003, $8,040 in 2002 and $1,137 in 2001	(1,962)	14,533	2,297
Less reclassification adjustment for gains included in net earnings, net of income tax charge of $184 in 2003, $159 in 2002 and $138 in 2001	(343)	(294)	(255)
Other, net of income tax charge (benefit) of $(260) in 2003, $(13) in 2002 and $13 in 2001	(483)	(24)	24
Other comprehensive income	5,361	14,265	1,787
Comprehensive income	$ 148,922	$120,093	$31,984

See Notes to Consolidated Financial Statements.

HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the Years Ended December 31, 2003, 2002 and 2001
(in thousands, except per share data)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders' Equity
Balance as of December 31, 2000	$51,342	$196,999	$277,876	$ 4,713	$ 530,930
Net earnings	—	—	30,197	—	30,197
Other comprehensive income	—	—	—	1,787	1,787
6,900 shares of common stock issued in public offering, net of costs	6,900	145,505	—	—	152,405
2,715 shares of common stock issued upon exercise of options including income tax benefit of $12,312	2,715	50,023	—	—	52,738
300 shares of common stock issued for purchased companies	300	8,031	—	—	8,331
Issuance of 114 shares of contractually issuable common stock	114	(114)	—	—	—
Issuance of 67 shares of contingently issuable common stock	67	1,645	—	—	1,712
Cash dividends declared, $0.245 per share	—	—	(14,647)	—	(14,647)
Balance as of December 31, 2001	61,438	402,089	293,426	6,500	763,453
Net earnings	—	—	105,828	—	105,828
Other comprehensive income	—	—	—	14,265	14,265
817 shares of common stock issued for exercise of options, including tax benefit of $4,030	817	14,420	—	—	15,237
Issuance of 103 shares of contractually issuable common stock	103	(103)	—	—	—
Cash dividends declared, $0.255 per share	—	—	(15,876)	—	(15,876)
Balance as of December 31, 2002	62,358	416,406	383,378	20,765	882,907
Net earnings	—	—	143,561	—	143,561
Other comprehensive income	—	—	—	5,361	5,361
1,240 shares of common stock issued for exercise of options, including tax benefit of $4,320	1,240	23,359	—	—	24,599
Issuance of 52 shares of contractually issuable common stock	52	(52)	—	—	—
314 shares of common stock issued for purchased companies	314	7,958	—	—	8,272
Cash dividends declared, $0.28 per share	—	—	(17,780)	—	(17,780)
Balance as of December 31, 2003	$63,964	$447,671	$509,159	$26,126	$ 1,046,920

See Notes to Consolidated Financial Statements.

HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands, except per share data)

	For the Years Ended December 31,		
	2003	2002	2001
Cash flows from operating activities:			
Net earnings	$ 143,561	$ 105,828	$ 30,197
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Change in premium, claims and other receivables	(122,312)	(41,330)	(33,976)
Change in reinsurance recoverables	(117,256)	103,870	(191,552)
Change in ceded unearned premium	(127,367)	(88,940)	28,254
Change in loss and loss adjustment expense payable	379,998	(57,747)	262,056
Change in reinsurance balances payable	130,257	70,672	(29,837)
Change in unearned premium	261,261	122,811	(1,676)
Change in premium and claims payable, net of restricted cash	(34,063)	(76,039)	22,530
Gains on dispositions of subsidiaries and other operating investments	(52,681)	—	(8,171)
Depreciation, amortization and impairments	12,828	10,808	34,926
Other, net	53,872	25,189	(7,011)
Cash provided by operating activities	528,098	175,122	105,740
Cash flows from investing activities:			
Sales of fixed income securities	167,357	217,370	140,763
Maturity or call of fixed income securities	142,652	53,918	45,754
Sales of equity securities	4,165	3,958	5,408
Dispositions of subsidiaries and other operating investments	82,618	—	19,965
Change in short-term investments	(202,904)	84,799	(43,986)
Cost of securities acquired	(694,211)	(505,099)	(292,926)
Payments for purchase of subsidiaries, net of cash received	(16,680)	(39,227)	(95,952)
Purchases of property and equipment	(21,820)	(5,782)	(12,283)
Cash used by investing activities	(538,823)	(190,063)	(233,257)
Cash flows from financing activities:			
Issuance of notes payable, net of costs	174,845	76,000	174,058
Sale of common stock, net of costs	20,279	11,207	192,831
Payments on notes payable	(108,813)	(31,969)	(222,116)
Dividends paid and other, net	(19,476)	(16,882)	(14,356)
Cash provided by financing activities	66,835	38,356	130,417
Net change in cash	56,110	23,415	2,900
Cash as of beginning of year	40,306	16,891	13,991
Cash as of end of year	$ 96,416	$ 40,306	$ 16,891

See Notes to Consolidated Financial Statements.

HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share data)

(1) General Information and Significant Accounting and Reporting Policies

HCC Insurance Holdings, Inc. and its subsidiaries ("we" or "our"), include domestic and foreign property and casualty and life insurance companies, underwriting agencies and intermediaries. Through our subsidiaries, we provide specialized property and casualty and life and health insurance to commercial customers in the areas of group life, accident and health, diversified financial products (which includes directors' and officers' liability, errors and omissions, employment practices liability and surety), our London market account (which includes energy, marine, property and accident and health), aviation and other specialty lines of insurance. Our principal insurance companies are Houston Casualty Company in Houston, Texas and London, England; HCC Life Insurance Company in Houston, Texas; U.S. Specialty Insurance Company in Houston, Texas; Avemco Insurance Company in Frederick, Maryland; HCC Reinsurance Company in Hamilton, Bermuda; HCC Europe in Madrid, Spain; and, in early 2004, American Contractors Indemnity Company in Los Angeles, California. Our underwriting agencies provide underwriting management and claims servicing for insurance and reinsurance companies, in specialized lines of business within the life, accident and health and property and casualty insurance sectors. Our principal agencies are HCC Benefits Corporation in Atlanta, Georgia, Costa Mesa, California, Wakefield, Massachusetts, Minneapolis, Minnesota and Dallas, Texas; ASU International, LLC in Woburn, Massachusetts and London, England; HCC Global Financial Products, LLC in Farmington, Connecticut, Barcelona, Spain and London, England; HCC Diversified Financial Products Limited in London, England; Professional Indemnity Agency, Inc. in Mount Kisco, New York; and Covenant Underwriters Limited and Continental Underwriters Limited in Covington, Louisiana. Effective January 1, 2001 and 2002, we consolidated the operations of three and one of our agencies, respectively, with certain of our insurance companies. Our intermediaries provide brokerage, consulting and other intermediary services to insurance and reinsurance companies, commercial customers and individuals in the same lines of business as the insurance companies and underwriting agencies operate. Our principal intermediaries are HCC Risk Management Corporation in Houston, Texas and Rattner Mackenzie Limited in London, England and Hamilton, Bermuda.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions. This affects amounts reported in our financial statements and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

A description of the significant accounting and reporting policies we utilize in preparing our consolidated financial statements is as follows:

Principles of Consolidation

Our consolidated financial statements include the accounts of all our subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Investments

Fixed income securities and marketable equity securities are classified as available for sale and are carried at quoted market value, if readily marketable, or at management's estimated fair value, if not readily marketable. The change in unrealized gain or loss with respect to these securities is recorded as a component of other comprehensive income, net of the related deferred income tax effects, if any. Fixed income securities available for sale are purchased with the original intent to hold to maturity, but they may be available for sale if market conditions warrant, or if our investment policies dictate, in order to maximize our investment yield. Short-term investments and restricted short-term investments are carried at cost, which approximates market value.

For the asset-backed and mortgage-backed securities portion of the fixed income portfolio, we recognize income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from anticipated prepayments, the estimated economic life is recalculated and the remaining unamortized premium or discount is amortized prospectively over the remaining economic life. Some of our asset-backed securities are subject to re-evaluation and additional specialized impairment tests. Under this guidance, these securities have to be written down in value if certain tests are met. Any write down is recouped prospectively through net investment income, if contractual cash flows are ultimately received. The total amount of securities we hold as of December 31, 2003 that would be subject to these tests and potential write down is $1.4 million.

The realized gain or loss on investment transactions is determined on an average cost basis and included in earnings on the trade date. When impairment of the value of an investment is considered other than temporary, the decrease in value is reported in earnings as a realized investment loss and a new cost basis is established.

Earned Premium, Policy Acquisition Costs and Ceding Commissions

All of the property and casualty policies written by our insurance companies qualify as short-duration contracts as defined by current accounting literature. Written premium, net of reinsurance, is primarily included in earnings on a pro rata basis over the lives of the related policies. However, for certain types of business, it is recognized over the period of risk in proportion to the amount of insurance risk provided. Policy acquisition costs, including commissions, taxes, fees and other direct costs of underwriting policies, less amounts reimbursed by reinsurers, are deferred and charged or credited to earnings proportionate to the premium earned. Historical and current loss and loss adjustment expense experience and anticipated investment income are considered in determining premium deficiencies and the recoverability of deferred policy acquisition costs.

Fee and Commission Income

When there is no significant future servicing obligation, fee and commission income from our underwriting agencies and intermediaries are recognized on the later of the effective date of policy, the date when the premium can be reasonably established, or the date when substantially all the services relating to the insurance placement have been rendered to the client. Profit commissions based upon the profitability of business written are recorded as revenue at the end of each accounting period based upon the respective formula calculation. Such amounts are adjusted should experience change. When additional services are required, the service revenue is deferred and recognized over the service period. We also record an allowance for estimated return commissions that may be required to be paid upon the early termination of policies. Proceeds from ceded reinsurance (ceding commissions in excess of acquisition costs) are also earned pro rata over the term of the underlying policies.

Strategic Investments and Other Operating Income

Included in other assets are certain investments in insurance related companies, the earnings from which are included in other operating income. Such investments designated as trading securities are carried at market value and dividends and unrealized and realized gains from these investments are included in income. When we own a 20% to 50% equity interest, investments and income are recorded using the equity method of accounting. We carry the remaining investments that are marketable at market value, recording any interest, dividends and realized gains or losses in the income statement and recording unrealized gains or losses in other comprehensive income. The remaining investments are not readily marketable and are carried at cost, which approximates market value, and reviewed for impairments.

(continued, in thousands, except per share data)

Other operating income in 2001 also includes revenue from a claims adjusting service which was sold during 2001. This revenue was recorded when the service was performed.

Premium, Claims and Other Receivables

We use the gross method for reporting receivables and payables on brokered transactions. We review the collectibility of our receivables on a current basis and provide an allowance for doubtful accounts if we deem that there are accounts that are doubtful of collection. The amount of the allowance as of December 31, 2003 and 2002 was $2.5 million and $2.3 million, respectively. Our estimate of the level of the allowance could change as conditions change in the future.

Loss and Loss Adjustment Expense Payable

Loss and loss adjustment expense payable by our insurance companies is based on estimates of payments to be made for reported losses, incurred but not reported losses and anticipated receipts from salvage and subrogation. Reserves are recorded on an undiscounted basis, except for reserves acquired in transactions recorded using the purchase method of accounting. The discount on those reserves is not material. Estimates for reported losses are based on all available information, including reports received from ceding companies on assumed business. Estimates for incurred but not reported losses are based both on our experience and the industry's experience. While we believe that amounts included in our financial statements are adequate, such estimates may be more or less than the amounts ultimately paid when the claims are settled. We continually review the estimates with our actuaries and any changes are reflected in the period of the change.

Reinsurance

We record all reinsurance recoverables and ceded unearned premiums as assets and deferred ceding commissions as a liability. All such amounts are recorded in a manner consistent with the underlying reinsured contracts. We also record a reserve for uncollectible reinsurance. Our estimates utilized to calculate the reserve are subject to change and this could affect the level of the reserve required.

Goodwill and Intangible Assets

In connection with our acquisition of subsidiaries prior to July 1, 2001, accounted for as purchases, the excess of cost over fair value of net assets acquired was being amortized using the straight-line method over periods from twenty to forty years. This amortization was discontinued effective December 31, 2001 in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142 entitled "Goodwill and Other Intangible Assets." Goodwill resulting from acquisitions completed on or after July 1, 2001 was not being amortized in accordance with SFAS No. 142. See Note (2) for the effects of these changes. Other identified intangible assets are amortized over their respective useful lives.

Prior to our adoption of SFAS No. 142, our accounting policy regarding the assessment of the recoverability of the carrying value of goodwill was to review the carrying value of the assets if the facts and circumstances suggested that it might be impaired. If this review indicated that the carrying value would not be recoverable, as determined based on projected undiscounted future cash flows, the carrying value was reduced to its estimated fair value.

With our adoption of SFAS No. 142, beginning January 1, 2002, we assess the impairment of goodwill annually or sooner if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. With respect to our underwriting agency and intermediary segments, the reporting units are the individual subsidiaries. In the insurance

(continued, in thousands, except per share data)

company segment, the reporting units are either individual subsidiaries or groups of subsidiaries that share common licensing and other characteristics. When we acquire a new subsidiary, goodwill is either allocated to that particular subsidiary or, if there are synergies with other subsidiaries, allocated to the different reporting units based on their respective shares of our estimates of future cash flows. In determining the fair value of a reporting unit, we utilize the expected cash flow approach as set forth in FASB Concepts Statement No. 7. This approach utilizes a risk-free rate of interest, estimates of future cash flows and probabilities as to the occurrence of the future cash flows. We utilize our budgets and projection of future operations based upon historical and expected industry trends to estimate our future cash flows and the probability of their occurring as projected. Based upon our last impairment test, the fair value of each of our reporting units exceeded its carrying amount by a satisfactory margin.

Cash and Short-Term Investments

Cash consists of cash in banks, generally in operating accounts. We classify certificates of deposit, corporate demand notes receivable, commercial paper and money market funds as short-term investments. Short-term investments are classified as investments in our consolidated balance sheets as they relate principally to our investment activities.

As of December 31, 2003 and 2002 we included $188.7 million and $175.7 million, respectively, of certain fiduciary funds in short-term investments. These are funds held by underwriting agencies or intermediaries for the benefit of insurance or reinsurance clients. We earn the interest on these funds.

As of December 31, 2003 we also have a $56.1 million deposit at Lloyds to serve as security for our participation in a Lloyd's syndicate which began operations on January 1, 2004. This deposit is currently included in short-term investments as we earn interest on funds so deposited. There are withdrawal and other restrictions on this deposit but we can direct how the deposit is invested.

We generally maintain our cash deposits in major banks and invest our short-term investments in institutional money-market funds and in investment grade commercial paper and repurchase agreements. These securities typically mature within ninety days and, therefore, bear minimal risk. We have not experienced any losses on our cash deposits or our short-term investments.

Restricted Cash and Cash Investments

Our agencies withhold premium funds for the payment of claims. These funds are shown as restricted cash and cash investments in our consolidated balance sheets. The corresponding liability is included within premium and claims payable in our consolidated balance sheets. These amounts are considered fiduciary funds and interest earned on these funds accrues to the benefit of the insurance companies for whom the agencies write business. Therefore, we do not include these amounts as cash in our consolidated statements of cash flows.

Foreign Currency

The functional currency of some of our foreign subsidiaries and branches is the U.S. dollar. Assets and liabilities recorded in foreign currencies are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Transactions in foreign currencies are translated at the rates of exchange in effect on the date the transaction occurs. Transaction gains and losses are recorded in earnings and included in other operating expenses. Our foreign currency transactions are principally denominated in British pound sterling and the Euro. For the years ended December 31, 2003, 2002 and 2001, the gain from currency conversion was $4.1 million, $1.2 million and $0.3 million, respectively. Included in the 2003 amount was a one-time gain of $1.3 million from the settlement of an advance of funds to an unaffiliated entity.

(continued, in thousands, except per share data)

The Euro, the British pound sterling and the Canadian dollar are utilized as the functional currency of other of our foreign operations. The cumulative translation adjustment, representing the effect of translating these subsidiaries' assets and liabilities into U.S. dollars, is included in the foreign currency translation adjustment within accumulated other comprehensive income.

Income Tax

We file a consolidated Federal income tax return and include the foreign subsidiaries' income to the extent required by law. Deferred income tax is accounted for using the liability method, which reflects the tax impact of temporary differences between the bases of assets and liabilities for financial reporting purposes and such bases as measured by tax laws and regulations. Due to our history of earnings, expectations for future earnings and taxable income in carryback years, we expect to be able to fully realize the benefit of any net deferred tax asset.

Earnings Per Share

Basic earnings per share is based on the weighted average number of common shares outstanding during the year divided into net earnings. Diluted earnings per share is based on the weighted average number of common shares outstanding plus the potential common shares outstanding during the year divided into net earnings. Outstanding common stock options, when dilutive, are considered to be potential common stock for the purpose of the diluted calculation. The treasury stock method is used to calculate potential common stock outstanding due to options. Contingent shares to be issued are included in the earnings per share computation when the underlying conditions for issuance have been met.

Stock Options

We account for stock options granted to employees using the intrinsic value method of APB Opinion No. 25 entitled "Accounting for Stock Issued to Employees". All options have been granted at fixed exercise prices at the market price of our common stock at the grant date. Because of that, no stock-based employee compensation cost is reflected in our reported net income. Options vest over a period of up to seven years and expire four to ten years after grant date. The following table illustrates the effects on net income and earnings per share if we had used the fair value method of SFAS No. 123 entitled "Accounting for Stock-Based Compensation" for the three years ended December 31, 2003:

	2003	2002	2001
Reported net earnings	$143,561	$105,828	$30,197
Stock-based compensation using the fair value method, net of income tax	(7,705)	(6,159)	(4,426)
Pro forma net earnings	$135,856	$ 99,669	$25,771
Reported basic earnings per share	$ 2.27	$ 1.70	$ 0.52
Fair value stock-based compensation	(0.12)	(0.10)	(0.08)
Pro forma basic earnings per share	$ 2.15	$ 1.60	$ 0.44
Reported diluted earnings per share	$ 2.23	$ 1.68	$ 0.51
Fair value stock-based compensation	(0.12)	(0.10)	(0.08)
Pro forma diluted earnings per share	$ 2.11	$ 1.58	$ 0.43

(continued, in thousands, except per share data)

For the purposes of the above presentation, we estimate the fair value of each option grant on the grant date using the Black-Scholes single option pricing model. The table below shows the average fair value of options granted for the three years ended December 31, 2003 and the related assumptions used in the model:

	2003	2002	2001
Fair value of options granted	$ 6.67	$ 7.05	$ 7.66
Risk free interest rate	2.8%	3.5%	4.4%
Expected volatility factor	30%	30%	30%
Dividend yield	1.07%	1.14%	0.91%
Expected option life	4.4 years	5.5 years	4.6 years

Guarantee Fund and Other Assessments

Certain of our insurance companies are subject to guarantee fund and other assessments in states where we are licensed. In some cases, the states allow for recoveries of assessments as premium tax offsets, but only over a period of years. We generally accrue the liability when an insolvency or other event occurs that indicates a liability exists and the premium on which the assessment will be based has been written. We recognize an asset for the premium tax offset based on in-force policies. During the years ended December 31, 2003, 2002 and 2001, we incurred a net expense for guarantee fund and other assessments of $6.8 million, $4.7 million and $4.5 million, respectively.

Large Loss Events

During 2003, we reached an agreement with various reinsurers to commute certain reinsurance recoverables relating to our discontinued accident and health line of business. We received a cash payment from the reinsurers in consideration for discounting the recoverables and reassuming the losses. The pre-tax amount of the discount, $28.8 million, is included in loss and loss adjustment expense.

During 2001, we experienced three significant gross losses. The first loss was the September 11 terrorist attack which produced the largest loss to our insurance company operations in our history. We recorded gross and net loss reserves of $141.0 million and $35.0 million, respectively. The other two losses were the Petrobras (Brazilian offshore energy production platform) and Total (chemical factory near Toulouse, France) incidents, which produced gross losses of $55.0 million and $49.0 million, respectively. Because these two losses were substantially reinsured, the net losses were not material to our results of operations. The Petrobras loss was paid during 2001 and the Total loss was paid during 2002. All reinsurance recoverables related to both losses have been collected.

Other Information

During 2001, we recorded a charge totaling $37.3 million related to lines of business that we decided to cease writing, mainly our primary workers' compensation line of business. The composition of this charge is $18.8 million for loss and loss adjustment expense, $2.2 million for net policy acquisition costs and $16.3 million for other operating expense. Included in other operating expense is $15.0 million related to the impairment of goodwill. The fair value of this line of business was calculated based upon the present value of future expected cash flows.

HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued, in thousands, except per share data)

Reclassifications

Certain amounts in the 2002 and 2001 consolidated financial statements have been reclassified to conform with the 2003 presentation. Among these reclassifications, proceeds from ceded reinsurance (ceding commissions in excess of acquisition costs) have been classified as fee and commission income rather than a reduction of operating expenses and compensation and other operating expenses of our underwriting agency subsidiaries representing acquisition costs have been classified as policy acquisition costs to be offset by the portion of ceding commissions which represent the reimbursement of those acquisition costs. Such reclassifications had no effect on our shareholders' equity, net earnings or cash flows.

(2) Goodwill and Intangible Assets

SFAS No. 142 entitled "Goodwill and Other Intangible Assets" was issued in June, 2001 and became effective for us on January 1, 2002. SFAS No. 142 requires goodwill to be tested for impairment at a level referred to as a reporting unit. After the initial adoption, goodwill of a reporting unit will be tested for impairment on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. SFAS No. 142 also required the discontinuance of the amortization of goodwill effective January 1, 2002 and that goodwill recognized for acquisitions consummated after July 1, 2001 not be amortized.

The tables below reconcile net earnings and earnings per share we reported for the three years ended December 31, 2003 to adjusted amounts that we would have reported had we adopted SFAS No. 142 on January 1, 2001 instead of January 1, 2002:

	2003	2002	2001
Net earnings:			
Reported net earnings	$143,561	$105,828	$30,197
Add back goodwill amortization	—	—	11,924
Add back license amortization	—	—	555
Less tax benefit from goodwill amortization	—	—	(1,092)
Adjusted net earnings	$143,561	$105,828	$41,584
Basic earnings per share:			
Reported basic earnings per share	$ 2.27	$ 1.70	$ 0.52
Add back amortization, net of tax effect	—	—	0.19
Adjusted basic earnings per share	$ 2.27	$ 1.70	$ 0.71
Diluted earnings per share:			
Reported diluted earnings per share	$ 2.23	$ 1.68	$ 0.51
Add back amortization, net of tax effect	—	—	0.19
Adjusted basic earnings per share	$ 2.23	$ 1.68	$ 0.70

(continued, in thousands, except per share data)

The following tables show the balances of our intangible assets, which are included in other assets on our consolidated balance sheets:

	2003	2002
Intangible assets not subject to amortization — insurance company and other licenses	$ 5,992	$ 5,992
Intangible assets subject to amortization:		
Gross amounts recorded	$20,414	$12,080
Less accumulated amortization	(6,913)	(4,074)
Net intangible assets subject to amortization	$13,501	$ 8,006

Amortization of intangible assets which are subject to amortization under SFAS No. 142 amounted to $3.2 million, $3.4 million and $0.5 million for the years ended December 31, 2003, 2002 and 2001, respectively. Estimated amortization expense for 2004 and future years is as follows:

2004	$ 4,055
2005	3,458
2006	2,829
2007	1,361
2008	750
Thereafter	1,048
Total estimated amortization	$13,501

(3) Acquisitions and Disposition

Acquisitions

During recent years, we have completed several acquisitions. The acquired companies are well known in their respective lines of business, having excellent reputations and workforces with significant expertise. They were generally acquired to diversify into new specialty lines of business or grow existing lines of business. These business combinations have been recorded using the purchase method of accounting. The results of operations of these businesses have been included in our consolidated financial statements

(continued, in thousands, except per share data)

beginning on the effective date of each transaction. The following table provides some additional information on these transactions:

	Effective Date	Initial Cash Consideration	Initial Goodwill Recognized	Goodwill Deductible for Income Tax Purposes
Professional Indemnity Agency, Inc.	October 22, 2001	$63.0 million	$53.6 million	No
ASU International, LLC	October 30, 2001	29.2 million	23.7 million	Yes
HCC Global Financial Products, LLC (formerly MAG Global Financial Products, LLC)	October 1, 2002	6.9 million	—	Yes
HCC Diversified Financial Products Limited (formerly Dickson Manchester & Company, Limited)	December 24, 2002	17.0 million	9.2 million	No
HCC Europe (formerly St. Paul España)	December 31, 2002	8.1 million	3.2 million	No
Covenant Underwriters Limited and Continental Underwriters Limited	July 1, 2003	11.6 million	12.3 million	Yes

The initial consideration given for Professional Indemnity Agency, Inc. and Covenant Underwriters Limited also included 0.3 million shares of our common stock for each acquisition. The value of our common stock given as consideration was determined based on closing market price on the day the acquisition was completed. In the case of the acquisition of Covenant Underwriters Limited, this value was then reduced by the estimated discount due to the restrictions on the sale of the common stock. The amounts above represent initial consideration paid for each respective acquisition. Subsequent to the acquisition dates through December 31, 2003, we have paid an aggregate of $4.8 million and at December 31, 2003 we have accrued $46.5 million in additional consideration based on the terms of the respective agreements. In addition, we will pay up to a maximum of $9.2 million with respect to one of the acquisitions if certain earnings targets are reached through December 31, 2004 and for another of the acquisitions we will pay up to a maximum of $15.0 million if certain earnings targets are reached through December 31, 2006. The purchase agreements for two of the acquisitions include terms requiring additional consideration based on pre-tax earnings through September 30, 2007 and December 31, 2005, respectively. Any contingent consideration paid will be recorded as an increase to goodwill.

(continued, in thousands, except per share data)

The following table summarizes the combined estimated fair values of assets acquired and liabilities assumed at the respective dates of acquisition for the 2002 and 2001 acquisitions. The assets and liabilities acquired with the 2003 acquisition are immaterial to our consolidated financial statements.

	2002	2001
Total investments	$131,280	$ 47,650
Premium, claims and other receivables	46,232	30,506
Reinsurance recoverables	3,676	—
Other policy related assets	5,808	—
Goodwill and intangible assets	23,816	83,957
All other assets	6,937	33,710
Total assets acquired	217,749	195,823
Loss and loss adjustment expense payable	82,289	—
Premium and claims payable	39,816	44,883
Other policy related liabilities	37,419	—
Notes payable	3,530	12,735
All other liabilities	11,813	37,724
Total liabilities	174,867	95,342
Net assets acquired	$ 42,882	$100,481

Identified intangible assets from the 2003 and 2002 acquisitions consisted of employment and non-compete agreements and value of renewals with an assigned value of $6.9 million and $4.7 million, respectively, and with ten and four year average amortization periods.

The following unaudited pro forma summary presents information as if the 2002 and 2001 acquisitions had occurred at the beginning of 2002 and 2001 after giving effect to certain adjustments, including amortization of goodwill (for 2001 pro forma only), amortization of intangible assets, increased interest expense from debt issued to fund the acquisitions and income taxes. The pro forma summary is for information purposes only, does not necessarily reflect the actual results that would have occurred, nor is it necessarily indicative of future results of the combined companies. During 2002, HCC Europe reported a net underwriting loss of approximately $16.7 million due to increases in their loss reserves. During 2001, Professional Indemnity Agency, Inc. paid approximately $33.0 million in bonuses to employees and related employment taxes immediately prior to the completion of the acquisition. The effects of the 2003 acquisition are immaterial to the pro forma information.

Unaudited Pro Forma Information	2002	2001
Revenue	$731,468	$591,908
Net earnings	102,960	13,318
Basic earnings per share	1.65	0.23
Diluted earnings per share	1.64	0.22

Subsequent Acquisition

On January 31, 2004, we acquired all of the shares of Surety Associates Holding Co., Inc., the parent company of American Contractors Indemnity Company, a California surety company specializing in court, specialty contract, license and permit bonds. We paid $46.5 million in cash.

(continued, in thousands, except per share data)

Disposition

In December 2003, we sold the business of our retail brokerage subsidiary HCC Employee Benefits, Inc. for $62.5 million in cash. The disposition of HCC Employee Benefits, Inc. (included in the intermediary segment) resulted in an after-tax gain of $30.1 million in the fourth quarter of 2003 with an additional consideration provision, based upon earnings before income tax that may be earned in 2004. In the fourth quarter of 2003, we began reporting this business as discontinued operations and prior year financial information has been reclassified to reflect this presentation. Goodwill was reduced $8.3 million as a result of the disposition. Summarized financial data for discontinued operations for the three years ended December 31, 2003 are outlined below. Earnings before income tax provision exclude allocated general corporate overhead expenses of $1.7 million, $1.8 million and $0.8 million, respectively, for the years ended December 31, 2003, 2002 and 2001.

	2003	2002	2001
Revenue	$22,926	$21,930	$18,432
Earnings before income tax provision	10,292	10,783	5,558

(4) Investments

Substantially all of our fixed income securities are investment grade; 97% are rated "A" or better. The cost or amortized cost, gross unrealized gain or loss and estimated market value of investments in fixed income and marketable equity securities, all of which are classified as available for sale, are as follows:

	Cost or Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Market Value
December 31, 2003:				
Marketable equity securities	$ 12,007	$ 20	$ (25)	$ 12,002
US Treasury securities	67,125	2,040	(25)	69,140
Obligations of states, municipalities and political subdivisions	392,595	15,853	(1,099)	407,349
Corporate fixed income securities	324,914	10,841	(930)	334,825
Asset-backed and mortgage-backed securities	149,612	3,914	(767)	152,759
Foreign government securities	199,882	1,117	(906)	200,093
Total securities	$1,146,135	$33,785	$(3,752)	$1,176,168
December 31, 2002:				
Marketable equity securities	$ 15,815	$ 7	$ (213)	$ 15,609
US Treasury securities	93,620	2,935	(9)	96,546
Obligations of states, municipalities and political subdivisions	246,364	13,205	(101)	259,468
Corporate fixed income securities	232,216	12,739	(679)	244,276
Asset-backed and mortgage-backed securities	144,427	5,907	(461)	149,873
Foreign government securities	91,145	240	—	91,385
Total securities	$ 823,587	$35,033	$(1,463)	$ 857,157

All investments in fixed income securities and other investments were income producing for the twelve months preceding December 31, 2003, except for one fixed income security valued at $0.5 million.

(continued, in thousands, except per share data)

The following table displays the gross unrealized losses and fair value of investments as of December 31, 2003 that were in a continuous unrealized loss position for the periods indicated:

	Less than 12 months		12 months or more		Total	
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury obligations and direct obligations of U.S. government agencies	$ 31,709	$ (25)	$ —	$ —	$ 31,709	$ (25)
Federal agency mortgage-backed securities	16,354	(372)	—	—	16,354	(372)
Corporate fixed income securities	46,711	(618)	1,580	(312)	48,291	(930)
Municipal fixed income securities	69,054	(1,087)	572	(12)	69,626	(1,099)
Foreign securities	65,061	(906)	—	—	65,061	(906)
Other	15,069	(420)	—	—	15,069	(420)
Total temporarily impaired securities	$243,958	$(3,428)	$2,152	$(324)	$246,110	$(3,752)

The amortized cost and estimated market value of fixed income securities at December 31, 2003, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. The weighted average life of our asset-backed and mortgage-backed securities is three years.

	Amortized Cost	Estimated Market Value
Due in 1 year or less	$ 83,341	$ 84,130
Due after 1 year through 5 years	442,670	451,998
Due after 5 years through 10 years	235,992	243,663
Due after 10 years through 15 years	152,348	158,531
Due after 15 years	70,165	73,085
Securities with fixed maturities	984,516	1,011,407
Asset-backed and mortgage-backed securities	149,612	152,759
Total fixed income securities	$1,134,128	$1,164,166

As of December 31, 2003, our insurance companies had deposited fixed income securities with an amortized cost of approximately $32.3 million (market: $33.7 million) to meet the deposit requirements of various insurance departments.

(continued, in thousands, except per share data)

The sources of net investment income for the three years ended December 31, 2003 are detailed below:

	2003	2002	2001
Fixed income securities	$ 40,927	$31,773	$27,234
Short-term investments	7,434	6,801	12,789
Marketable equity securities	250	210	294
Other investments	238	12	4
Total investment income	48,849	38,796	40,321
Investment expense	(1,502)	(1,027)	(683)
Amounts reclassified to discontinued operations	(12)	(14)	(76)
Net investment income	$ 47,335	$37,755	$39,562

Realized pre-tax gains (losses) on the sale or write down of investments is as follows:

	Gains	Losses	Net
For the year ended December 31, 2003:			
Fixed income securities	$3,113	$(1,230)	$1,883
Marketable equity securities	—	(140)	(140)
Other investments	40	(1,256)	(1,216)
Realized gain (loss)	$3,153	$(2,626)	$ 527
For the year ended December 31, 2002:			
Fixed income securities	$3,027	$(1,621)	$1,406
Marketable equity securities	207	(312)	(105)
Other investments	335	(1,183)	(848)
Realized gain (loss)	$3,569	$(3,116)	$ 453
For the year ended December 31, 2001:			
Fixed income securities	$3,099	$(1,452)	$1,647
Marketable equity securities	1,224	(1,848)	(624)
Other investments	145	(775)	(630)
Realized gain (loss)	$4,468	$(4,075)	$ 393

Unrealized pre-tax net gains (losses) on investments for the three years ended December 31, 2003 are as follows:

	2003	2002	2001
Fixed income securities	$(3,738)	$22,022	$ 731
Marketable equity securities	201	(344)	2,752
Other investments	—	442	(442)
Net unrealized investment gains (losses)	$(3,537)	$22,120	$3,041

(continued, in thousands, except per share data)

(5) Notes Payable

Notes payable as of December 31, 2003 and 2002 are shown in the table below. The aggregate estimated fair value of our 1.3% and 2% convertible notes ($324.8 million and $185.2 million at December 31, 2003 and 2002, respectively) is based on quoted market prices. For the remainder of our notes payable, the estimated fair value is based on current rates offered to us for debt with similar terms and conditions and approximates the carrying value at both balance sheet dates.

	2003	2002
1.3% Convertible notes	$125,000	$ —
2% Convertible notes	172,451	172,451
$200 million revolving loan facility	—	53,000
Other debt	12,953	4,576
Total notes payable	$310,404	$230,027

In a public offering on March 25, 2003, we sold an aggregate $125.0 million principal amount of 1.3% convertible notes due in 2023. Each one thousand dollar principal amount of notes is convertible into 29.4377 shares of our common stock, which represents an initial conversion price of $33.97 per share. The initial conversion price is subject to change under certain conditions. We pay interest on April 1 and October 1 of each year. Holders may surrender notes for conversion into shares of our common stock if, as of the last day of the preceding calendar quarter, the closing sale price of our common stock for at least 20 consecutive trading days during the period of 30 consecutive trading days ending on the last trading day of that quarter is more than 130% ($44.16 per share) of the conversion price per share of our common stock. We can redeem the notes for cash at any time on or after April 4, 2009. Holders of the notes may require us to repurchase the notes on April 1, 2009, 2014 and 2019 at a price equal to the principal amount of the notes plus accrued and unpaid interest. If the holders require us to repurchase these notes, we may choose to pay the purchase price in cash, in shares of our common stock, or in a combination thereof, although our intent is to pay in cash. We paid $3.2 million in underwriting discounts and expenses in connection with this offering. The underwriting discounts and expenses are being amortized from the issue date until April 1, 2009. We used $66.0 million of the proceeds from this offering to pay down existing indebtedness under our bank facility, while the remainder was used to assist in financing acquisitions and strategic investments and for general corporate purposes.

Our 2% Convertible Notes are due in 2021. Each one thousand dollar principal amount is convertible into 31.25 shares of our common stock, which represents an initial conversion price of $32.00 per share. The initial conversion price is subject to change under certain conditions. We pay interest on March 1 and September 1 of each year. Holders may surrender notes for conversion into shares of our common stock in any calendar quarter if, as of the last day of the preceding calendar quarter, the closing sale price of our common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the quarter is more than 120% ($38.40 per share) of the conversion price per share of our common stock on the last trading day of the quarter. We can redeem the notes for cash at any time on or after September 1, 2006. Holders of the notes may require us to repurchase the notes on September 1, 2004, 2006, 2008, 2011 and 2016. If the holders exercise this option, we may choose to pay the purchase price in cash, in shares of our common stock, or a combination thereof, although our intent is to pay in cash.

Our $200.0 million Revolving Loan Facility allows us to borrow up to the maximum allowed by the facility on a revolving basis until the facility expires on December 17, 2004. The facility is collateralized in part by the pledge of our insurance companies' stock and guarantees entered into by our underwriting

(continued, in thousands, except per share data)

agencies and intermediaries. The facility agreement contains certain restrictive covenants which we believe are typical for similar financing arrangements.

At December 31, 2003, certain of our subsidiaries maintained revolving lines of credit with a bank in the combined maximum amount of $31.8 million available through December 17, 2004. Advances under the lines of credit are limited to amounts required to fund draws, if any, on letters of credit issued by the bank on behalf of the subsidiaries and short-term direct cash advances. The lines of credit are collateralized by securities having an aggregate market value of up to $39.8 million, the actual amount of collateral at any one time being 125% of the aggregate amount outstanding. Interest on the lines is payable at the bank's prime rate of interest (4.0% at December 31, 2003) for draws on the letters of credit and prime less 1% on short-term cash advances. As of December 31, 2003, letters of credit totaling $16.7 million had been issued to insurance companies by the bank on behalf of our subsidiaries, with total securities of $20.9 million collateralizing the lines.

(6) Income Tax

As of December 31, 2003 and 2002, we had current income taxes payable of $26.0 million included in accounts payable and accrued liabilities and current income taxes receivable of $3.9 million included in other assets in the consolidated balance sheets, respectively.

(continued, in thousands, except per share data)

The following table summarizes the differences between our effective tax rate for financial statement purposes and the Federal statutory rate for the three years ended December 31, 2003:

	2003	2002	2001
Statutory tax rate	35%	35%	35%
Federal tax at statutory rate on continuing operations	$58,356	$53,338	$19,189
Nontaxable municipal bond interest and dividends received deduction	(4,126)	(3,391)	(3,314)
Other non deductible expenses	1,979	236	591
Non deductible goodwill amortization	—	—	7,608
State income taxes	3,164	2,134	3,017
Foreign income taxes	15,272	2,921	2,915
Foreign tax credit	(14,795)	(2,597)	(2,968)
Other, net	7	292	726
Income tax provision from continuing operations	$59,857	$52,933	$27,764
Effective tax rate, continuing operations	35.9%	34.7%	50.6%
Federal tax at statutory rate on discontinued operations and gain from sale of discontinued operations	$22,041	$ 3,774	$ 1,945
Book over tax basis in stock of subsidiary	2,896	—	—
Non deductible goodwill amortization	—	173	173
Other non deductible expenses	41	34	82
Pre-acquisition earnings	—	—	(161)
State income taxes	1,343	293	242
Other, net	(32)	144	141
Income tax provision on discontinued operations and gain from sale of discontinued operations	$26,289	$ 4,418	$ 2,422
Effective tax rate, discontinued operations and gain from sale of discontinued operations	41.7%	41.0%	43.6%
Total income tax provision	$86,146	$57,351	$30,186
Total effective tax rate	37.5%	35.1%	50.0%

(continued, in thousands, except per share data)

The components of the income tax provision for the three years ended December 31, 2003 are as follows:

	2003	2002	2001
Federal current	$ 58,020	$35,110	$24,114
Federal deferred	(15,747)	9,024	(150)
Total federal	42,273	44,134	23,964
State current	7,167	3,770	3,841
State deferred	(1,356)	188	11
Total state	5,811	3,958	3,852
Foreign current	11,285	4,920	4,859
Foreign deferred	488	(79)	(4,911)
Total foreign	11,773	4,841	(52)
Income tax provision from continuing operations	59,857	52,933	27,764
Federal current	21,334	—	—
State current	1,206	—	—
Income tax provision from gain from sale of discontinued operations	22,540	—	—
Federal current	3,704	4,122	1,832
Federal deferred	(815)	(71)	204
Total federal	2,889	4,051	2,036
State current	586	189	409
State deferred	274	178	(23)
Total state	860	367	386
Income tax provision from discontinued operations	3,749	4,418	2,422
Total income tax provision	$ 86,146	$57,351	$30,186

(continued, in thousands, except per share data)

The net deferred tax liability and asset are included in accounts payable and accrued liabilities and other assets, respectively, in our consolidated balance sheets. The composition of deferred tax assets and liabilities as of December 31, 2003 and 2002, is as follows:

	2003	2002
Federal tax net operating loss carryforwards	$ 2,729	$ 5,370
State tax net operating loss carryforwards	5,183	5,671
Excess of financial unearned premium over tax	19,401	9,745
Effect of loss reserve discounting and salvage and subrogation accrual for tax	16,231	10,544
Excess of financial accrued expenses over tax	8,529	3,454
Deferred policy acquisition costs, net of ceding commissions, deductible for tax	546	—
Allowance for bad debts, not deductible for tax	6,308	3,328
Foreign branch net operating loss carryforwards	2,371	2,107
Valuation allowance	(17,613)	(11,547)
Total assets	43,685	28,672
Unrealized gain on increase in value of securities available for sale (shareholders' equity)	10,552	12,168
Deferred policy acquisition costs, net of ceding commissions, deductible for tax	—	5,053
Amortizable goodwill for tax	11,603	6,378
Book basis in net assets of foreign subsidiaries in excess of tax	5,291	5,560
Property and equipment depreciation and other items	7,530	9,988
Total liabilities	34,976	39,147
Net deferred tax asset (liability)	$ 8,709	$(10,475)

Changes in the valuation allowance account applicable to deferred tax assets result primarily from the acquisition and expiration of net operating losses and other tax attributes related to acquired subsidiaries. The changes for the three years ended December 31, 2003 are as follows:

	2003	2002	2001
Balance, beginning of year	$11,547	$10,435	$ 9,666
Change during year	6,066	1,112	769
Balance, end of year	$17,613	$11,547	$10,435

As of December 31, 2003, we have Federal tax net operating loss carryforwards of approximately $7.3 million that will expire in varying amounts through the year 2019. Future use of these carryforwards is subject to statutory limitations due to prior changes of ownership. There are valuation allowances in the amount of $2.5 million recorded with respect to these loss carryforwards that would reduce goodwill if the carryforwards are realized. In addition, we have approximately $7.2 million of Federal tax loss carryforwards that will expire in varying amounts through the year 2023, principally from our foreign insurance companies that can be used only against future taxable income of those entities. There are valuation allowances in the amount of $0.3 million recorded with respect to these loss carryforwards. Based upon our history of taxable income in our domestic insurance and other operations and our projections of

(continued, in thousands, except per share data)

future taxable income in our domestic and foreign insurance operations, we believe it is more likely than not that the deferred tax assets related to our loss carryforwards, for which there are no valuation allowances, will be realized. We have various state tax net operating loss carryforwards for which we have established valuation allowances of approximately $5.2 million covering substantially all of the related tax benefit.

(7) Segment and Geographic Data

We have classified our activities into four operating business segments based upon services provided: 1) insurance company operations, 2) underwriting agency operations, 3) intermediary operations and 4) other operations. See Note 1 for a description of the services provided by and the principal subsidiaries included in our insurance company, underwriting agency and intermediary segments. Our other operations segment performed various insurance related services in 2001 and contains insurance related investments made from time to time. Corporate includes general corporate operations and those minor operations not included in an operating segment. Inter-segment revenue consists primarily of fee and commission income of our underwriting agency and our intermediary segments charged to our insurance company segment. Inter-segment pricing (either flat rate fees or as a percentage premium) approximates what is charged to unrelated parties for similar services.

The performance of each of our segments is evaluated by our management based upon net earnings. Net earnings is calculated after tax and after all corporate expense allocations, amortization of goodwill in 2001, interest expense on debt incurred at the purchase date and intercompany eliminations have been charged or credited to our individual segments. The following tables show information by business segment and geographic location. Geographic location is determined by physical location of our offices and does not represent the location of insureds or reinsureds from whom the business was generated.

Effective January 1, 2001 and 2002, we consolidated the operations of three and one of our underwriting agencies, respectively, into the operations of our insurance companies. Policies incepting on or after the effective dates, along with associated expenses, will be reported in our insurance company segment. The administration of all policies incepting before the effective dates, which are now in run off, along with associated expenses, will continue to be reported in our underwriting agency segment. This consolidation will affect the comparability of segment information between periods. The revenues within our underwriting agency and intermediary segments for 2002 and 2001 have been reclassified to be consistent with the 2003 presentation. This reclassification did not change segment total revenue or segment net earnings from amounts previously reported. Proceeds from ceded reinsurance of our insurance subsidiaries in excess of acquisition cost reimbursements have also been reclassified to revenue to be consistent with the classification in our 2003 consolidated financial statements.

SFAS No. 142, which we adopted effective January 1, 2002, required the discontinuance of the amortization of goodwill and indefinite lived intangible assets on a prospective basis. This will affect the comparability of certain segment information between periods. Pro forma segment information is shown in the tables for the year ended December 31, 2001, as if we had adopted SFAS No. 142 as of January 1, 2001.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued, in thousands, except per share data)

	Insurance Company	Underwriting Agency	Intermediary	Other Operations	Corporate	Total
For the year ended December 31, 2003:						
Revenue:						
Domestic	$606,469	$ 63,141	$25,269	$64,406	$ 790	$ 760,075
Foreign	219,578	17,488	20,430	—	—	257,496
Inter-segment	—	94,104	2,917	—	—	97,021
Total segment revenue	$826,047	$174,733	$48,616	$64,406	$ 790	1,114,592
Inter-segment revenue						(97,021)
Amounts reclassified to discontinued operations						(75,607)
Consolidated total revenue						$ 941,964
Net earnings (loss):						
Domestic	$ 56,534	$ 37,431	$ 5,733	$36,155	$(5,428)	$ 130,425
Foreign	17,911	7,861	4,204	—	—	29,976
Total segment net earnings (loss)	$ 74,445	$ 45,292	$ 9,937	$36,155	$(5,428)	160,401
Inter-segment eliminations						(16,840)
Consolidated net earnings						$ 143,561
Other items:						
Net investment income	$ 42,345	$ 2,991	$ 817	$ 224	$ 970	47,347
Amounts reclassified to discontinued operations						(12)
Consolidated net investment income						$ 47,335
Depreciation and amortization	3,271	5,910	548	664	2,435	12,828
Interest expense (benefit)	62	6,514	1,363	770	(1,256)	7,453
Capital expenditures	2,618	1,466	1,689	—	16,047	21,820
Income tax provision	35,033	30,460	5,727	25,239	(73)	96,386
Inter-segment eliminations						(10,240)
Amounts reclassified to discontinued operations						(26,289)
Consolidated income tax provision from continuing operations						$ 59,857

For 2003, earnings before income taxes was $183.2 million for our domestic subsidiaries and $46.5 million for our foreign subsidiaries and branches. During 2003, the other operations segment recorded a gain of $30.1 million (net of income tax) from the sale of a subsidiary and the insurance segment recorded a loss of $18.7 million (net of income tax) due to a commutation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued, in thousands, except per share data)

	Insurance Company	Underwriting Agency	Intermediary	Other Operations	Corporate	Total
For the year ended December 31, 2002:						
Revenue:						
Domestic	$478,279	$ 66,937	$24,051	$4,874	$ 616	$574,757
Foreign	91,853	3,492	18,461	—	—	113,806
Inter-segment	—	41,617	1,045	—	—	42,662
Total segment revenue	$570,132	$112,046	$43,557	$4,874	$ 616	731,225
Inter-segment revenue						(42,662)
Amounts reclassified to discontinued operations						(21,930)
Consolidated total revenue						$666,633
Net earnings:						
Domestic	$ 62,190	$ 23,180	$ 5,183	$3,052	$2,922	$ 96,527
Foreign	6,040	2,076	2,390	—	—	10,506
Total segment net earnings	$ 68,230	$ 25,256	$ 7,573	$3,052	$2,922	107,033
Inter-segment eliminations						(1,205)
Consolidated net earnings						$105,828
Other items:						
Net investment income	$ 33,587	$ 2,954	$ 993	$ 41	$ 194	37,769
Amounts reclassified to discontinued operations						(14)
Consolidated net investment income						$ 37,755
Depreciation and amortization	3,153	6,190	350	82	1,033	10,808
Interest expense (benefit)	(113)	7,767	2,575	—	(1,928)	8,301
Capital expenditures	2,803	1,208	1,491	—	280	5,782
Income tax provision	33,074	15,499	6,550	1,566	1,368	58,057
Inter-segment eliminations						(706)
Amounts reclassified to discontinued operations						(4,418)
Consolidated income tax provision from continuing operations						$ 52,933

For 2002, earnings before income taxes was $144.3 million for our domestic subsidiaries and $18.8 million for our foreign subsidiaries and branches.

(continued, in thousands, except per share data)

	Insurance Company	Underwriting Agency	Intermediary	Other Operations	Corporate	Total
For the year ended December 31, 2001:						
Revenue:						
Domestic	$362,996	$56,888	$23,386	$14,885	$1,426	$459,581
Foreign	45,098	2,312	22,650	—	—	70,060
Inter-segment	—	30,579	623	1,967	—	33,169
Total segment revenue	$408,094	$89,779	$46,659	$16,852	$1,426	562,810
Inter-segment revenue						(33,169)
Amounts reclassified to discontinued operations						(18,432)
Consolidated total revenue						$511,209
Net earnings (loss):						
Domestic	$ 1,020	$16,075	$ 4,382	$ 7,149	$ (979)	$ 27,647
Foreign	(3,923)	1,137	4,280	—	—	1,494
Total segment net earnings (loss)	$ (2,903)	$17,212	$ 8,662	$ 7,149	$ (979)	29,141
Inter-segment eliminations						1,056
Consolidated net earnings						$ 30,197
SFAS No. 142 pro forma adjustments:						
Net effect of goodwill and intangible asset amortization	$ 2,142	$ 5,892	$ 3,353	$ —	$ —	$ 11,387
Pro forma segment net earnings (loss)	$ (761)	$23,104	$12,015	$ 7,149	$ (979)	40,528
Inter-segment eliminations						1,056
Pro forma consolidated net earnings						$ 41,584
Other items:						
Net investment income	$ 30,766	$ 5,202	$ 2,771	$ 85	$ 814	39,638
Amounts reclassified to discontinued operations						(76)
Consolidated net investment income						$ 39,562
Depreciation, amortization and impairments	20,685	9,783	3,723	256	479	34,926
Interest expense	37	5,198	3,534	15	100	8,884
Amounts reclassified to discontinued operations						(9)
Consolidated interest expense						$ 8,875
Capital expenditures	3,049	1,048	1,627	107	6,452	12,283
Income tax provision	2,432	15,604	3,054	3,692	4,756	29,538
Inter-segment eliminations						648
Amounts reclassified to discontinued operations						(2,422)
Consolidated income tax provision from continuing operations						$ 27,764

During 2001, our insurance company segment recorded two large unusual items: 1) a $22.8 million (net of income tax) loss due to the terrorist attack on September 11 and 2) a $29.4 million charge (net of income tax) related to lines of business we decided to cease writing. Included in the latter amount, was a $15.0 million charge for the impairment of goodwill, which was not deductible for income tax purposes. Also during 2001, earnings (loss) before income taxes was $60.4 million for our domestic subsidiaries and $(0.1) million for our foreign subsidiaries and branches.

(continued, in thousands, except per share data)

The following tables present selected revenue items by line of business for the three years ended December 31, 2003:

	2003	2002	2001
Group life, accident and health	$290,009	$240,070	$143,851
Diversified financial products	123,562	23,102	4
London market account	137,572	89,260	43,360
Aviation	97,536	100,960	91,377
Other specialty lines	57,551	22,337	15,120
	706,230	475,729	293,712
Discontinued lines	32,042	29,792	49,075
Net earned premium	$738,272	$505,521	$342,787
Life, accident and health	$ 57,371	$ 66,166	$ 81,272
Property and casualty	85,244	49,753	29,744
Fee and commission income	$142,615	$115,919	$111,016

Assets by business segment and geographic location are shown in the following tables:

	Insurance Company	Underwriting Agency	Intermediary	Other Operations	Corporate	Total
December 31, 2003:						
Domestic	$2,585,880	$709,962	$ 99,726	$31,689	$94,983	$3,522,240
Foreign	748,234	94,297	499,525	—	—	1,342,056
Total assets	$3,334,114	$804,259	$599,251	$31,689	$94,983	$4,864,296
December 31, 2002:						
Domestic	$2,063,045	$651,786	$ 47,946	$ 5,925	$46,477	$2,815,179
Foreign	450,742	61,078	377,152	—	—	888,972
Total assets	$2,513,787	$712,864	$425,098	$ 5,925	$46,477	$3,704,151

The changes in the carrying amount of goodwill for the year ended December 31, 2003 are as follows:

	Insurance Company	Underwriting Agency	Intermediary	Total
Goodwill as of December 31, 2002	$144,204	$113,583	$77,501	$335,288
Additions and other adjustments	19,514	39,979	—	59,493
Disposition	—	—	(8,274)	(8,274)
Goodwill as of December 31, 2003	$163,718	$153,562	$69,227	$386,507

The reduction of goodwill within the intermediary segment resulted from the sale of a subsidiary contained therein.

(continued, in thousands, except per share data)

(8) Reinsurance

In the normal course of business, our insurance companies cede a portion of their premium to domestic and foreign reinsurers through treaty and facultative reinsurance agreements. Although the ceding of reinsurance does not discharge the primary insurer from liability to its policyholder, our insurance companies participate in such agreements for the purpose of limiting their loss exposure, protecting them against catastrophic loss and diversifying their business. The following table represents the effect of such reinsurance transactions on net premium and loss and loss adjustment expense:

	Written Premium	Earned Premium	Loss and Loss Adjustment Expense
For the year ended December 31, 2003:			
Direct business	$1,377,999	$1,189,356	$ 694,205
Reinsurance assumed	361,895	297,715	351,786
Reinsurance ceded	(874,392)	(748,799)	(557,339)
Net amounts	$ 865,502	$ 738,272	$ 488,652
For the year ended December 31, 2002:			
Direct business	$ 904,737	$ 801,851	$ 504,815
Reinsurance assumed	254,512	229,287	99,437
Reinsurance ceded	(613,338)	(525,617)	(297,761)
Net amounts	$ 545,911	$ 505,521	$ 306,491
For the year ended December 31, 2001:			
Direct business	$ 783,124	$ 789,893	$ 612,455
Reinsurance assumed	226,951	218,234	451,390
Reinsurance ceded	(637,117)	(665,340)	(796,455)
Net amounts	$ 372,958	$ 342,787	$ 267,390

Ceding commissions netted with policy acquisition costs in the consolidated statements of earnings are $113.8 million, $84.5 million and $125.4 million for the years ended December 31, 2003, 2002 and 2001, respectively.

The table below represents the composition of reinsurance recoverables in our consolidated balance sheets:

	2003	2002
Reinsurance recoverable on paid losses	$101,013	$108,104
Reinsurance recoverable on outstanding losses	425,609	304,220
Reinsurance recoverable on incurred but not reported losses	404,479	393,752
Reserve for uncollectible reinsurance	(14,911)	(7,142)
Total reinsurance recoverables	$916,190	$798,934

(continued, in thousands, except per share data)

Our insurance companies require reinsurers not authorized by our insurance companies' respective states of domicile to collateralize their reinsurance obligations to us. The table below shows amounts held by us as collateral plus other credits available for potential offset as of December 31, 2003 and 2002:

	2003	2002
Payables to reinsurers	$393,214	$235,727
Letters of credit	195,329	141,490
Cash deposits	11,195	9,384
Total credits	$599,738	$386,601

The tables below present the calculation of net reserves, net unearned premium and net deferred policy acquisition costs as of December 31, 2003 and 2002:

	2003	2002
Loss and loss adjustment expense payable	$1,535,288	$1,155,290
Reinsurance recoverable on outstanding losses	(425,609)	(304,220)
Reinsurance recoverable on incurred but not reported losses	(404,479)	(393,752)
Net reserves	$ 705,200	$ 457,318
Unearned premium	$ 592,311	$ 331,050
Ceded unearned premium	(291,591)	(164,224)
Net unearned premium	$ 300,720	$ 166,826
Deferred policy acquisition costs	$ 106,943	$ 68,846
Deferred ceding commissions	(88,129)	(49,963)
Net deferred policy acquisition costs	$ 18,814	$ 18,883

In order to reduce our exposure to reinsurance credit risk, we evaluate the financial condition of our reinsurers and place our reinsurance with a diverse group of companies and syndicates, which we believe to be financially sound. The following table shows reinsurance balances relating to our reinsurers with a net recoverable balance greater than $15.0 million as of December 31, 2003 and 2002. The total recoverables

(continued, in thousands, except per share data)

column includes paid loss recoverable, outstanding loss recoverable, incurred but not reported loss recoverable and ceded unearned premium.

Reinsurer	Rating	Location	Total Recoverables	Letters of Credit, Cash Deposits and Other Payables	Net
December 31, 2003:					
Lloyd's Syndicate Number 2488	A-	United Kingdom	$34,824	$ 6,631	$28,193
Arch Reinsurance Company	A-	Nebraska	36,481	8,345	28,136
Hanover Rueckversicherungs AG	A	Germany	44,095	17,159	26,936
Lloyd's Syndicate Number 1206	C+	United Kingdom	26,567	18	26,549
Lloyd's Syndicate Number 0033	A-	United Kingdom	26,346	271	26,075
Harco National Insurance Company	A-	Illinois	33,072	7,971	25,101
Lloyd's Syndicate Number 1101	NR	United Kingdom	25,023	91	24,932
American Re-Insurance Company	A+	Delaware	22,515	978	21,537
Lloyd's Syndicate Number 1209	B+	United Kingdom	20,449	85	20,364
Lloyd's Syndicate Number 1607	NR	United Kingdom	20,387	61	20,326
Platinum Underwriters Reinsurance Co.	A	Maryland	38,834	18,911	19,923
Lloyd's Syndicate Number 0510	A-	United Kingdom	18,919	288	18,631
Everest Reinsurance Company	A+	Delaware	25,874	8,658	17,216
Max Re Ltd.	A-	Bermuda	83,707	67,289	16,418
Lloyd's Syndicate Number 0957	NR	United Kingdom	15,932	140	15,792
December 31, 2002:					
Lloyd's Syndicate Number 1101	NR	United Kingdom	$40,450	$ 258	$40,192
Lloyd's Syndicate Number 2488	A-	United Kingdom	31,640	1,998	29,642
Lloyd's Syndicate Number 1206	C+	United Kingdom	29,540	40	29,500
Odyssey American Reinsurance Corp.	A	Connecticut	25,087	843	24,244
American Fidelity Assurance Company	A+	Oklahoma	23,305	—	23,305
American Re-Insurance Company	A+	Delaware	19,797	229	19,568
Lloyd's Syndicate Number 0957	NR	United Kingdom	19,403	22	19,381
Lloyd's Syndicate Number 0033	A-	United Kingdom	19,277	62	19,215
Lloyd's Syndicate Number 0055	NR	United Kingdom	17,009	65	16,944
Canada Life Assurance Company	A+	Canada	16,900	96	16,804
Lloyd's Syndicate Number 0510	A-	United Kingdom	16,250	562	15,688
Transatlantic Reinsurance Company	A++	New York	17,288	1,771	15,517
Lloyd's Syndicate Number 0990	NR	United Kingdom	15,329	58	15,271

Ratings for companies are published by A.M. Best Company, Inc. Ratings for individual syndicates are published by Moody's Investors Services, Inc. "NR" indicates that the indicated Lloyd's syndicate has not been rated. Lloyd's of London is an insurance and reinsurance marketplace composed of many independent underwriting syndicates financially supported by a central trust fund.

HCC Life Insurance Company previously sold its entire block of individual life insurance and annuity business to Life Reassurance Corporation of America (rated A++ by A.M. Best Company, Inc.) in the

(continued, in thousands, except per share data)

form of an indemnity reinsurance contract. Ceded life and annuity benefits amounted to $77.5 million and $79.0 million as of December 31, 2003 and 2002, respectively.

We have a reserve of $14.9 million as of December 31, 2003 for potential collectibility issues and associated expenses related to reinsurance recoverables. This includes the exposure we have with respect to disputed amounts. While we believe that the reserve is adequate based on currently available information, conditions may change or additional information might be obtained which may result in a future change in the reserve. We periodically review our financial exposure to the reinsurance market and the level of our reserve and continue to take actions in an attempt to mitigate our exposure to possible loss.

A number of reinsurers have delayed or suspended the payment of amounts recoverable under certain reinsurance contracts to which we are a party. Such delays have affected, although not materially to date, the investment income of our insurance companies, but not to any extent their liquidity. We limit our liquidity exposure by holding funds, letters of credit or other security such that net balances due are significantly less than the gross balances shown in our consolidated balance sheets. We expect to collect the full amounts recoverable and, if necessary, we may seek collection through judicial or arbitral proceedings.

(9) *Commitments and Contingencies*

Litigation

We are party to numerous lawsuits, arbitrations and other proceedings that arise in the normal course of our business. Many of such lawsuits, arbitrations and other proceedings involve claims under policies that we underwrite as an insurer or reinsurer, the liabilities for which, we believe have been adequately included in our loss reserves. Also, from time to time, we are party to lawsuits, arbitrations and other proceedings that relate to disputes over contractual relationships with third parties, or which involve alleged errors and omissions on the part of our subsidiaries. A subsidiary has been named along with several other defendants in legal proceedings by certain of the insurance company members of a discontinued workers' compensation reinsurance facility commonly known as the Unicover Pool. During 1997 and 1998, our subsidiary was one of two co-intermediaries for the facility. Other defendants in the current proceedings include the other reinsurance intermediary, the former managing underwriter for the facility and various individuals, none of whom are affiliated with us. The proceedings claim that the actions of the various defendants resulted in the rescission of certain reinsurance contracts in an arbitration to which we were not a party and include allegations of breach of fiduciary duty, negligence, fraud and other allegations. The proceedings claim unspecified or substantial compensatory and punitive damages. We believe that we have meritorious defenses to the allegations and intend to vigorously defend against the claims made in the proceedings. In addition, we are presently engaged in litigation initiated by the appointed liquidator of a former reinsurer concerning payments made to us prior to the date of the appointment of the liquidator. The disputed payments were made by the now insolvent reinsurer in connection with a commutation agreement. Our understanding is that such litigation is one of a number of similar actions brought by the liquidator. We intend to vigorously contest the action. Although the ultimate outcome of these matters may not be determined at this time, based upon present information, the availability of insurance coverage and legal advice received, we do not believe the resolution of any of these matters, some of which include allegations of damages of material amounts, will have a material adverse effect on our financial condition, results of operations or cash flows.

(continued, in thousands, except per share data)

Catastrophe Exposure

We write business in areas exposed to catastrophic losses and have significant exposures to this type of loss in California, the Atlantic Coast of the United States, certain United States Gulf Coast states, particularly Florida and Texas, the Caribbean and Mexico. We assess our overall exposures to a single catastrophic event and apply procedures that we believe are more conservative than are typically used by the industry to ascertain our probable maximum loss from any single event. We maintain reinsurance protection that we believe is sufficient to cover any foreseeable event.

Leases

We lease administrative office facilities under long-term non-cancelable operating lease agreements expiring at various dates through the year 2013. In addition to rent, the agreements generally require the payment of utilities, real estate taxes, insurance and repairs. We recognize rent expense on a straight-line basis over the terms of these leases. In addition, we lease computer equipment and automobiles under operating leases expiring at various dates through the year 2008. Rent expense under operating leases amounted to $8.6 million, $8.4 million and $7.1 million for the years ended December 31, 2003, 2002 and 2001, respectively.

At December 31, 2003, future minimum annual rental payments required under long-term, non-cancelable operating leases, excluding certain expenses payable by us, are as follows:

For the Years Ended December 31,	Amount Due
2004	$ 8,434
2005	7,531
2006	5,922
2007	3,955
2008	2,994
Thereafter	3,846
Total future minimum annual rental payments due	$32,682

Indemnification

We have sold businesses in the past. In connection with these sales, we have provided indemnifications to the buyers, which we believe are typical for transactions of this nature, based upon the type of business sold. Certain of these indemnifications have no limit. It is not possible to estimate the maximum potential amount under these indemnifications as our performance under the indemnifications and our ultimate liability are based upon the occurrence of future events, which may or may not occur. We currently have a liability of $5.9 million recorded for performance under one such indemnification. This indemnification was given by a company we acquired, before its acquisition, in connection with a sale of one of its subsidiaries.

Terrorist Exposure

Under the Federal Terrorism Risk Insurance Act of 2002, we are required to offer terrorism coverage to our commercial policyholders in certain lines of business written in the United States, for which we may, when warranted, charge an additional premium. The policyholders may or may not accept such coverage. This law also established a deductible that each insurer would have to meet before U.S. Federal reimbursement would occur. For 2004, our deductible is approximately $37.4 million based on 10% of 2003

(continued, in thousands, except per share data)

subject premium as defined under the applicable regulations. Thereafter, the Federal government would provide reimbursement for 90% of our covered losses up to the maximum amount set out in the Act.

(10) Related Party Transactions

Certain of our Directors are officers, directors or owners of business entities with which we transact business. Balances with these business entities and other related parties included in our consolidated balance sheets are as follows:

	2003	2002
Short-term investments	$56,082	$ —
Other investments	7,137	3,264
Premiums, claims and other receivables	200	1,189
Reinsurance recoverables	1,963	—
Ceded unearned premium	4,132	—
Deferred policy acquisition costs	5,941	—
Other assets	54,620	18,252
Loss and loss adjustment expense payable	5,588	—
Reinsurance balances payable	3,465	—
Unearned premium	21,941	—
Deferred ceding commissions	1,211	—

Transactions with these business entities and other related parties included in our consolidated statements of earnings are as follows:

	2003	2002	2001
Assumed earned premium	$10,388	$ —	$ —
Ceded earned premium	11,429	—	—
Fee and commission income	1,503	91	58
Net realized investment gain (loss)	(1,216)	(601)	53
Other operating income (loss)	3,363	668	(508)
Assumed loss and loss adjustment expense	6,025	—	—
Ceded loss and loss adjustment expense	5,714	—	—
Policy acquisition costs	2,825	—	—
Ceding commissions netted with policy acquisition costs	2,778	—	—
Other operating expense	82	—	—
Interest expense	37	154	217

The amount in short-term investments represents a deposit at Lloyds to serve as security for our participation in a Lloyd's syndicate which began operations on January 1, 2004. Additionally, we had $48.9 million and $10.1 million payable at December 31, 2003 and 2002, respectively, to former owners of businesses we have acquired who are now officers of certain of our subsidiaries. Such payables represent payments due under the terms of the acquisition agreements. For the year ended December 31, 2003, we paid $15.2 million related to such agreements. During February 2004, we acquired additional shares of the common stock of Argonaut Group, Inc., thereby increasing our beneficial ownership to 10.3%, which consists of 2.5 million shares of mandatorily convertible voting preferred stock and 0.7 million shares of common stock. All of the insurance related amounts shown on the above tables are due to balances and transactions with insurance company subsidiaries of Argonaut Group, Inc.

(continued, in thousands, except per share data)

We also have entered into an agreement with an entity owned by an officer and Director, pursuant to which we rent equipment for providing transportation services to our employees, our Directors and our clients. We provide our own employees to operate the equipment and pay all expenses related to their operation. For the years ended December 31, 2003, 2002 and 2001, we paid rentals of $1.2 million, $1.2 million and $1.0 million, respectively, to this entity.

(11) Shareholders' Equity

The components of accumulated other comprehensive income are as follows:

	Foreign Currency Translation	Unrealized Investment Gain (Loss)	Other	Accumulated Other Comprehensive Income
Balance December 31, 2000	$ (655)	$ 5,368	$ —	$ 4,713
Net change for year	(279)	2,042	24	1,787
Balance December 31, 2001	(934)	7,410	24	6,500
Net change for year	50	14,239	(24)	14,265
Balance December 31, 2002	(884)	21,649	—	20,765
Net change for year	8,149	(2,305)	(483)	5,361
Balance December 31, 2003	$7,265	$19,344	$(483)	$26,126

Insurance companies are limited to the amount of dividends they can pay to their parent by the laws of their state of domicile. The maximum dividends that our direct subsidiaries can pay in 2004 without special permission are as follows:

	Maximum Dividend
Houston Casualty Company	$40.9 million
Avemco Insurance Company	—

Avemco Insurance Company cannot pay a dividend without special permission as a result of a special approved dividend it paid in 2003.

(12) Stock Options

Our current stock option plan, the 2001 Flexible Incentive Plan, is administered by the Compensation Committee of the Board of Directors. Options granted under this Plan may be used to purchase one share of our common stock. Options cannot be repriced under the plan. As of December 31, 2003, 6.0 million shares of our common stock were reserved for the exercise of options, of which 5.5 million shares were reserved for options previously granted and 0.5 million shares were reserved for future issuances of options.

(continued, in thousands, except per share data)

The following table provides an analysis of stock option activity during the three years ended December 31, 2003:

	2003		2002		2001	
	Number of Shares	Average Exercise Price	Number of Shares	Average Exercise Price	Number of Shares	Average Exercise Price
Outstanding, beginning of year	6,371	$20.99	3,305	$17.39	5,494	$15.54
Granted at market value	475	24.42	4,116	22.45	797	24.54
Forfeitures and expirations	(60)	21.52	(219)	19.84	(251)	17.73
Exercised	(1,259)	15.69	(831)	14.01	(2,735)	15.68
Outstanding, end of year	5,527	$22.49	6,371	$20.99	3,305	$17.39
Exercisable, end of year	1,871	$21.61	1,437	$17.81	1,100	$16.70

Options outstanding and exercisable as of December 31, 2003 are shown on the following schedule:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares	Average Remaining Contractual Life	Average Exercise Price	Number of Shares	Average Exercise Price
Under $20.50	1,722	4.2 years	$19.15	773	$18.14
$20.50 - $22.45	1,441	5.0 years	22.01	426	21.79
$22.46 - $25.20	1,915	5.1 years	24.62	441	24.55
Over $25.20	449	3.7 years	27.70	231	27.27
Total options	5,527	4.7 years	$22.49	1,871	$21.61

(13) Earnings Per Share

The following table provides reconciliation of the denominators used in the earnings per share calculations for the three years ended December 31, 2003:

	2003	2002	2001
Net earnings	$143,561	$105,828	$30,197
Average common stock outstanding	63,279	62,173	58,166
Common stock contractually issuable in the future	—	52	155
Weighted average common stock outstanding	63,279	62,225	58,321
Additional dilutive effect of outstanding options (as determined by the application of the treasury stock method)	1,104	711	1,298
Weighted average common stock and potential common stock outstanding	64,383	62,936	59,619
Anti-dilutive shares not included in computation	204	1,105	187

(14) Statutory Information

Our insurance companies file financial statements prepared in accordance with statutory accounting practices prescribed or permitted by domestic or foreign insurance regulatory authorities. Statutory

(continued, in thousands, except per share data)

policyholders' surplus and net income for the three years ended December 31, 2003, after intercompany eliminations, of our insurance companies included in those companies' respective filings with regulatory authorities are as follows:

	2003	2002	2001
Statutory policyholders' surplus	$591,889	$523,807	$401,393
Statutory net income	54,784	68,462	16,555

Our statutory policyholders' surplus has been adversely affected by statutory adjustments for reinsurance recoverable that, although required statutorily, have no effect on net earnings or shareholders' equity in accordance with generally accepted accounting principles. Our statutory net income for 2001 has been reduced by $22.8 million (net of income tax) from the September 11 terrorist attack and $8.1 million (net of income tax) from charges related to lines of business we decided to cease writing. The statutory net income for 2003 was reduced by $18.7 million due to a commutation.

The statutory surplus of each of our insurance companies is significantly in excess of regulatory risk-based capital requirements.

(continued, in thousands, except per share data)

(15) Liability for Unpaid Loss and Loss Adjustment Expense

The following table provides a reconciliation of the liability of loss and loss adjustment expense for the three years ended December 31, 2003:

	2003	2002	2001
Reserves for loss and loss adjustment expense at beginning of the year	$1,155,290	$1,130,748	$ 944,117
Less reinsurance recoverables	697,972	817,651	694,245
Net reserves at beginning of the year	457,318	313,097	249,872
Net reserve adjustments from acquisition and disposition of subsidiaries	5,587	79,558	285
Effects of changes in foreign currency rates of exchange	20,892	—	—
Incurred loss and loss adjustment expense:			
Provision for loss and loss adjustment expense for claims occurring in the current year	464,886	313,270	278,103
Increase (decrease) in estimated loss and loss adjustment expense for claims occurring in prior years	23,766	(6,779)	(10,713)
Incurred loss and loss adjustment expense, net of reinsurance	488,652	306,491	267,390
Loss and loss adjustment expense payments for claims occurring during:			
Current year	131,420	115,809	102,206
Prior years	135,829	126,019	102,244
Loss and loss adjustment expense payments, net of reinsurance	267,249	241,828	204,450
Net reserves at end of the year	705,200	457,318	313,097
Plus reinsurance recoverables	830,088	697,972	817,651
Reserves for loss and loss adjustment expense at end of the year	$1,535,288	$1,155,290	$1,130,748

During 2003, we had net loss and loss adjustment expense deficiency of $23.8 million relating to prior year losses compared to redundancies of $6.8 million in 2002 and $10.7 million in 2001. The 2003 deficiency resulted from a commutation charge of $28.8 million related to certain accident and health business included in discontinued lines offset by a net redundancy of $5.0 million from all other sources. The 2002 redundancy resulted from a deficiency of $7.7 million due to a third quarter charge related to certain business included in discontinued lines, offset by a net redundancy of $14.5 million from all other sources. Deficiencies and redundancies in the reserves occur as we continually review our loss reserves with our actuaries, increasing or reducing loss reserves as a result of such reviews and as losses are finally settled and claims exposures are reduced. We believe we have provided for all material net incurred losses.

We have no material exposure to environmental pollution losses because Houston Casualty Company only began writing business in 1981 and its policies normally contain pollution exclusion clauses which limit pollution coverage to "sudden and accidental" losses only, thus excluding intentional (dumping) and seepage claims. Policies issued by our other insurance company subsidiaries because of the types of risks

(continued, in thousands, except per share data)

covered, are not considered to have significant environmental exposures. Therefore, we do not expect to experience any material loss development for environmental pollution claims. Likewise, we have no material exposure to asbestos claims.

(16) Supplemental Information

Supplemental cash flow information for the three years ended December 31, 2003 is summarized below:

	2003	2002	2001
Interest paid	$ 6,174	$ 4,900	$ 7,980
Income tax paid	70,573	22,642	28,411
Dividends declared but not paid at year end	4,800	4,061	3,848

The unrealized gain or loss on securities available for sale, deferred taxes related thereto and the issuance of our common stock for the purchase of subsidiaries are non-cash transactions which have been included as direct increases or decreases in our shareholders' equity.

(17) Quarterly Financial Data (Unaudited)

	Fourth Quarter		Third Quarter		Second Quarter		First Quarter	
	2003	2002	2003	2002	2003	2002	2003	2002
Total revenue	$257,839	$184,362	$246,313	$175,808	$237,868	$154,780	$199,944	$151,683
Net earnings	$ 50,460	$ 31,495	$ 36,366	$ 24,269	$ 32,968	$ 26,782	$ 23,767	$ 23,282
Basic earnings per share data:								
Earnings per share	$ 0.79	$ 0.50	$ 0.57	$ 0.39	$ 0.52	$ 0.43	$ 0.38	$ 0.38
Weighted average shares outstanding	63,875	62,387	63,717	62,335	62,867	62,236	62,637	61,936
Diluted earnings per share data:								
Earnings per share	$ 0.77	$ 0.50	$ 0.56	$ 0.39	$ 0.52	$ 0.43	$ 0.38	$ 0.37
Weighted average shares outstanding	65,110	63,109	64,885	62,871	63,990	62,889	63,335	62,713

During the fourth quarter of 2003, we recorded a $30.1 million (net of income tax) gain on sale of a subsidiary and an $18.7 million (net of income tax) loss due to a commutation. As discussed in Note (3), in the fourth quarter of 2003 we began reporting HCC Employee Benefits, Inc. as discontinued operations and, as a result, revenue amounts disclosed above differ from amounts previously reported in Form 10-Q/A for 2003. Included in the net earnings for the first quarter of 2003 is a reduction of $3.9 million due to the prior years' cumulative effect of a restatement related to our accounting for certain fee and commission income, for which we filed Form 10-Q/As for the first three quarters of 2003. The cumulative effect is not material to prior years or the full year 2003. During the third quarter of 2002, we recorded a $5.0 million (net of income tax) charge to strengthen reserves related to certain business included in discontinued lines. The sum of earnings per share for the quarters may not equal the annual amounts due to rounding.

REPORT OF INDEPENDENT AUDITORS ON FINANCIAL STATEMENT SCHEDULES

To the Board of Directors and Shareholders
HCC Insurance Holdings, Inc.:

Our audits of the consolidated financial statements of HCC Insurance Holdings, Inc., referred to in our report dated March 10, 2004, which included an emphasis paragraph related to a change in method of amortizing for goodwill, effective January 1, 2002, appearing on page F-1 of this Form 10-K also included an audit of the financial statements schedules listed in Item 15(a)(2) of this Form 10-K. In our opinion, these financial statement schedules present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ PRICEWATERHOUSECOOPERS LLP

Houston, Texas
March 10, 2004

HCC INSURANCE HOLDINGS, INC.

SUMMARY OF INVESTMENTS
OTHER THAN INVESTMENTS IN RELATED PARTIES
(in thousands)

December 31, 2003			
Column A	Column B	Column C	Column D
Type of Investment	Cost	Value	Amount at Which Shown in the Balance Sheet
Fixed maturities:			
Bonds — United States government and government agencies and authorities	$ 67,125	$ 69,140	$ 69,140
Bonds — states, municipalities and political subdivisions	97,182	102,048	102,048
Bonds — special revenue	295,413	305,301	305,301
Bonds — corporate	324,914	334,825	334,825
Asset-backed and mortgage-backed securities	149,612	152,759	152,759
Bonds — foreign government	199,882	200,093	200,093
Total fixed maturities	1,134,128	$1,164,166	1,164,166
Equity securities:			
Common stocks — banks, trusts and insurance companies	10,974	$ 10,994	10,994
Common stocks — industrial, miscellaneous and all other			
Non-redeemable preferred stocks	1,033	1,008	1,008
Total equity securities	12,007	$ 12,002	12,002
Short-term investments	518,482		518,482
Other investments	8,696		8,696
Total investments	$1,673,313		$1,703,346

HCC INSURANCE HOLDINGS, INC.

CONDENSED FINANCIAL INFORMATION OF REGISTRANT
BALANCE SHEETS
(in thousands)

	December 31, 2003	December 31, 2002
ASSETS		
Cash	$ 602	$ 56
Short-term investments	60,823	4,837
Investment in subsidiaries	1,098,192	915,213
Receivable from subsidiaries	28,141	14,133
Intercompany loans to subsidiaries for acquisitions	180,546	190,187
Other assets	3,827	1,581
Total assets	$1,372,131	$1,126,007
LIABILITIES AND SHAREHOLDERS' EQUITY		
Notes payable	$ 297,451	$ 225,629
Note payable to related party	—	825
Deferred Federal income tax	7,480	7,129
Accounts payable and accrued liabilities	20,280	9,517
Total liabilities	325,211	243,100
Total shareholders' equity	1,046,920	882,907
Total liabilities and shareholders' equity	$1,372,131	$1,126,007

See Notes to Condensed Financial Information.

SCHEDULE 2

HCC INSURANCE HOLDINGS, INC.

CONDENSED FINANCIAL INFORMATION OF REGISTRANT
STATEMENTS OF EARNINGS
(in thousands)

	For the Years Ended December 31,		
	2003	2002	2001
Equity in earnings of subsidiaries	$142,853	$108,833	$37,439
Interest income from subsidiaries	6,827	7,277	5,019
Interest income	953	171	764
Other income	2,481	10	13
Total revenue	153,114	116,291	43,235
Interest expense	6,296	7,880	8,737
Other operating expense	1,781	2,290	1,600
Total expense	8,077	10,170	10,337
Earnings before income tax provision	145,037	106,121	32,898
Income tax provision	1,476	293	2,701
Net earnings	$143,561	$105,828	$30,197

See Notes to Condensed Financial Information.

SCHEDULE 2

HCC INSURANCE HOLDINGS, INC.

CONDENSED FINANCIAL INFORMATION OF REGISTRANT
STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	For the Years Ended December 31,		
	2003	2002	2001
Net earnings	$143,561	$105,828	$30,197
Other comprehensive income, net of tax:			
Foreign currency translation adjustment	8,149	50	(279)
Investment gains (losses):			
Consolidated subsidiaries' investment gains (losses) during the year, net of deferred tax charge (benefit) of $(1,048) in 2003, $8,040 in 2002 and $1,137 in 2001	(1,962)	14,533	2,297
Less consolidated subsidiaries' reclassification adjustments for gains included in net earnings, net of deferred tax charge of $184 in 2003, $159 in 2002 and $138 in 2001	(343)	(294)	(255)
Other, net of income tax charge (benefit) of $(260) in 2003, $(13) in 2002 and $13 in 2001	(483)	(24)	24
Other comprehensive income	5,361	14,265	1,787
Comprehensive income	$148,922	$120,093	$31,984

See Notes to Condensed Financial Information.

SCHEDULE 2

HCC INSURANCE HOLDINGS, INC.

CONDENSED FINANCIAL INFORMATION OF REGISTRANT
STATEMENTS OF CASH FLOWS
(in thousands)

	For the Years Ended December 31,		
	2003	2002	2001
Cash flows from operating activities:			
Net earnings	$143,561	$105,828	$ 30,197
Adjustment to reconcile net earnings to net cash provided by operating activities:			
Undistributed net income of subsidiaries	(120,953)	(74,864)	(20,184)
Amortization and depreciation	841	3,279	2,586
Increase in accrued interest receivable added to intercompany loan balances	(6,317)	(7,277)	(835)
Change in accounts payable and accrued liabilities	10,022	(2,663)	1,181
Tax benefit from exercise of stock options	4,320	4,030	12,312
Other, net	(19)	2,088	2,000
Cash provided by operating activities	31,455	30,421	27,257
Cash flows from investing activities:			
Cash contributions to subsidiaries	(51,364)	(69,007)	(84,151)
Purchase of subsidiaries	(11,624)	(24,593)	(96,405)
Change in short-term investments	(55,986)	(3,340)	1,991
Change in receivable from subsidiaries	(14,008)	(1,379)	(11,317)
Intercompany loans to subsidiaries for acquisitions	(26,838)	(16,806)	(1,275)
Payments on intercompany loans to subsidiaries	54,674	31,964	34,674
Cash used by investing activities	(105,146)	(83,161)	(156,483)
Cash flows from financing activities:			
Proceeds from note payable, net of costs	178,000	76,000	175,401
Payments on notes payable	(107,003)	(27,467)	(216,523)
Sale of common stock	20,279	11,207	192,831
Dividends paid	(17,039)	(15,663)	(13,822)
Cash provided by financing activities	74,237	44,077	137,887
Net change in cash	546	(8,663)	8,661
Cash as of beginning of year	56	8,719	58
Cash as of end of year	$ 602	$ 56	$ 8,719

See Notes to Condensed Financial Information.

HCC INSURANCE HOLDINGS, INC.

CONDENDENSED FINANCIAL INFORMATION OF REGISTRANT
NOTES TO CONDENSED FINANCIAL INFORMATION

(1) The accompanying condensed financial information should be read in conjunction with the consolidated financial statements and the related notes thereto of HCC Insurance Holdings, Inc. and Subsidiaries. Investments in subsidiaries are accounted for using the equity method. Certain amounts in the 2002 and 2001 condensed financial information have been reclassified to conform with the 2003 presentation. Such reclassifications had no effect on our shareholders' equity, net earnings or cash flows.

(2) Intercompany loans to subsidiaries are demand notes issued primarily to fund the cash portion of acquisitions. They bear interest at a rate set by management, which approximates the interest rate charged to us for similar debt. As of December 31, 2003, the interest rate on intercompany loans was 5.0%.

(3) Other income for 2003 includes a one-time foreign currency transaction gain of $1.3 million in settlement of an advance to an unaffiliated entity and income from our strategic investment in Argonaut Group, Inc.

HCC INSURANCE HOLDINGS, INC.

SUPPLEMENTARY INSURANCE INFORMATION
(in thousands)

Column A	Column B	Column C (1)	Column D (1)	Column F	Column G (2)	Column H	Column I	Column J (3)	Column K
	December 31,			For the Years Ended December 31,					
Segments	Deferred Policy Acquisition Costs	Future Policy Benefits, Losses, Claims and Loss Expenses	Unearned Premiums	Premium Revenue	Net Investment Income	Benefits, Claims, Losses and Settlement Expenses	Amortization of Deferred Policy Acquisition Costs	Other Operating Expenses	Premium Written
2003									
Insurance Company	$18,814	$1,612,836	$592,311	$738,272	$42,345	$488,652	$138,212	$ 55,432	$865,502
Underwriting Agency					2,991			57,443	
Intermediary					817			31,034	
Other Operations					224			2,242	
Corporate					970			7,548	
Less discontinued operations					(12)			(12,786)	
Total	$18,814	$1,612,836	$592,311	$738,272	$47,335	$488,652	$138,212	$140,913	$865,502
2002									
Insurance Company	$18,883	$1,234,241	$331,050	$505,521	$33,587	$306,491	$ 99,521	$ 40,008	$545,911
Underwriting Agency					2,954			46,551	
Intermediary					993			26,857	
Other Operations					41			256	
Corporate					194			(2,432)	
Less discontinued operations					(14)			(11,316)	
Total	$18,883	$1,234,241	$331,050	$505,521	$37,755	$306,491	$ 99,521	$ 99,924	$545,911
2001									
Insurance Company	$15,390	$1,213,761	$179,530	$342,787	$30,766	$267,390	$ 66,313	$ 53,250	$372,958
Underwriting Agency					5,202			37,577	
Intermediary					2,771			31,409	
Other Operations					85			5,995	
Corporate					814			(1,539)	
Less discontinued operations					(76)			(12,886)	
Total	$15,390	$1,213,761	$179,530	$342,787	$39,562	$267,390	$ 66,313	$113,806	$372,958

(1) Columns C and D are shown ignoring the effects of reinsurance.

(2) Net investment income was allocated to the subsidiary, and therefore the segment, on which the related investment asset was recorded.

(3) Other operating expenses is after all corporate expense allocations and amortization of goodwill have been charged or credited to the individual segments.

Note: Column E is omitted because we have no other policy claims and benefits payable.

SCHEDULE 4

HCC INSURANCE HOLDINGS, INC.

REINSURANCE
(in thousands)

Column A	Column B	Column C	Column D	Column E	Column F
	Direct Amount	Ceded to Other Companies	Assumed from Other Companies	Net Amount	Percent of Amount Assumed to Net
For the year ended December 31, 2003:					
Life insurance in force	$1,443,611	$481,870	$ —	$961,741	—%
Earned premium:					
Property and liability insurance	$ 651,893	$454,294	$205,165	$402,764	51%
Accident and health insurance	537,463	294,505	92,550	335,508	28
Total	$1,189,356	$748,799	$297,715	$738,272	40%
For the year ended December 31, 2002:					
Life insurance in force	$1,021,600	$529,874	$ —	$491,726	—%
Earned premium:					
Property and liability insurance	$ 293,614	$222,906	$133,736	$204,444	65%
Accident and health insurance	508,237	302,711	95,551	301,077	32%
Total	$ 801,851	$525,617	$229,287	$505,521	45%
For the year ended December 31, 2001:					
Life insurance in force	$ 597,886	$597,310	$ —	$ 576	—%
Earned premium:					
Property and liability insurance	$ 284,488	$229,791	$ 95,342	$150,039	64%
Accident and health insurance	505,405	435,549	122,892	192,748	64%
Total	$ 789,893	$665,340	$218,234	$342,787	64%

SCHEDULE 5

HCC INSURANCE HOLDINGS, INC.

VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

	2003	2002	2001
Reserve for uncollectible reinsurance:			
Balance as of beginning of year	$ 7,142	$ 5,176	$ 4,057
Provision charged to expense	7,671	5,530	1,119
Amounts (written off) recovered	178	(3,564)	—
Balance as of end of year	$14,991	$ 7,142	$ 5,176
Allowance for doubtful accounts:			
Balance as of beginning of year	$ 2,279	$ 2,779	$ 3,325
Acquisitions of subsidiaries	13	455	453
Provision charged to expense	167	487	2,366
Amounts (written off) recovered	90	(1,442)	(3,365)
Balance as of end of year	$ 2,549	$ 2,279	$ 2,779

FINANCIAL REPORTING RESPONSIBILITY

The management of HCC Insurance Holdings, Inc. has the responsibility for the preparation and fair presentation of its consolidated financial statements and for their integrity and objectivity. The statements were prepared in accordance with accounting principles generally accepted in the United States applied on a consistent basis. The financial statements include amounts that are based on management's best estimates and judgments. Management also prepared the annual report and is responsible for its accuracy and consistency with the financial statements.

The Company's financial statements have been audited by independent auditors, PricewaterhouseCoopers LLP, as discussed in their report included herein. The independent auditors have unrestricted access to each member of management in conducting their audit. Management has made available to the independent auditors all the Company's financial records and related data, as well as the minutes of shareholders' and directors' meetings. Furthermore, management believes that all representations made to the independent auditors during their audits were valid and appropriate.

Management of the Company has established and maintains a system of internal control that provides reasonable assurance as to the integrity and reliability of the financial statements, the protection of assets from unauthorized use or disposition and the prevention and detection of fraudulent financial reporting.

Management maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed by the Company is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission's rules and forms.

The Audit Committee of the Board of Directors is composed of directors who are not officers of the Company and who oversee management's financial reporting responsibilities. The Audit Committee meets periodically with management, the internal auditors and the independent auditors regarding accounting policies and procedures, audit results and internal accounting controls. The internal auditors and the independent auditors have free access to the Audit Committee, without management's presence, to discuss the scope and results of their audit work.

Stephen L. Way
Chairman of the Board
and Chief Executive Officer

Edward H. Ellis, Jr.
Executive Vice President
and Chief Financial Officer

BOARD OF DIRECTORS



STEPHEN L. WAY [3]
Chairman of the Board
and Chief Executive Officer
HCC Insurance Holdings, Inc.
Houston, Texas



FRANK J. BRAMANTI [3]
Executive Vice President (retired)
HCC Insurance Holdings, Inc.
Houston, Texas



MARVIN P. BUSH [*, 3]
President
Winston Capital Management, LLC
McLean, Virginia
(Investment Management Firm)



PATRICK B. COLLINS [2]
Partner (retired)
PricewaterhouseCoopers LLP
Houston, Texas
(International Accounting Firm)



JAMES R. CRANE [1,4]
Chairman of the Board
and Chief Executive Officer
EGL, Inc.
Houston, Texas
(International Freight Forwarder)



J. ROBERT DICKERSON [2]
Houston, Texas
(Attorney)



EDWARD H. ELLIS, JR. [3]
Executive Vice President and
Chief Financial Officer
HCC Insurance Holdings, Inc.
Houston, Texas



JAMES C. FLAGG, PH.D. [2]
Associate Professor of Accounting
Lowry Mays College and
Graduate School of Business
Texas A&M University
College Station, Texas



ALLAN W. FULKERSON [3]
President
Century Capital Management, Inc.
Boston, Massachusetts
(Investment Management Firm)



WALTER J. LACK [1,4]
Managing Partner
Engstrom, Lipscomb & Lack
Los Angeles, California
(Attorneys)



MICHAEL A. F. ROBERTS [1,3,4]
Managing Director (retired)
Salomon Smith Barney
New York, New York
(Investment Banking Firm)

[1] *Member of Compensation Committee*
[2] *Member of Audit Committee*
[3] *Member of Investment Committee*
[4] *Member of Nominating and Corporate Governance Committee*

**Advisory to the Chairman and Board of Directors*

EXECUTIVE MANAGEMENT



Left to right: Edward Ellis, Farid Nagji, Michael Schell, Susan Howie, Christopher Martin and Craig Kelbel

EDWARD H. ELLIS, JR.
Executive Vice President and
Chief Financial Officer

SUSAN L. HOWIE
Executive Vice President
Corporate Services

CRAIG J. KELBEL
Executive Vice President
Agency Operations

CHRISTOPHER L. MARTIN
Executive Vice President and
General Counsel

FARID NAGJI
Senior Vice President and
Chief Information Officer

MICHAEL J. SCHELL
Executive Vice President
Insurance Company Operations

SENIOR MANAGEMENT

ANTHONY R. BACEWICZ
Vice President and
Chief Operating Officer
Aviation Division
U.S. Specialty Insurance Company

H. ELDER BROWN
Chief Executive Officer
Continental Underwriters Limited

MARK A. BUECHLER
Vice President
Financial Reporting
HCC Insurance Holdings, Inc.

BARRY J. COOK
Chief Executive Officer
Rattner Mackenzie Limited

MICHAEL J. DONOVAN
Senior Vice President
Aviation Divisions
Insurance Company Subsidiaries

DUANE R. DYCKMAN
Senior Vice President
Claims
Insurance Company Subsidiaries

R. MATTHEW FAIRFIELD
Chief Executive Officer
HCC Global Financial Products, LLC

ANNETTE J. GOODREAU
Senior Vice President and
Underwriting Actuary
Insurance Company Subsidiaries

WILLIAM F. HUBBARD
Chief Executive Officer
ASU International, Inc.

NICHOLAS I. HUTTON-PENMAN
Chief Executive Officer
Insurance Company Subsidiaries
European Operations

JOHN N. KANE, JR.
Chief Executive Officer
HCC Benefits Corporation

CHARLES L. C. MANCHESTER
Chief Executive Officer
HCC Diversified Financial Products

L. CHRISTINE MARTIN
Chief Financial Officer
HCC Life Insurance Company
Avemco Insurance Company

HAMENDRA P. OJHA
Vice President and Treasurer
HCC Insurance Holdings, Inc.

MICHAEL L. ONSLOW
Senior Vice President and
Head of Underwriting
London Branch
Houston Casualty Company

MICHEL A. PASCUAL
General Manager
HCC Europe

PATSY A. PAVLICK
Senior Vice President and
Chief Financial Officer
Houston Casualty Company
U.S. Specialty Insurance Company

MARK E. RATTNER
Chief Executive Officer
Professional Indemnity Agency, Inc.

DEBORAH L. RIFFE
Vice President
Administration
HCC Insurance Holdings, Inc.

ANDREW G. STONE
President
HCC Global Financial Products, LLC

ROBERT F. THOMAS
Chief Executive Officer
American Contractors
Indemnity Company

L. EDWARD TUFFLY
Senior Vice President
Tax Accounting
HCC Insurance Holdings, Inc.

V. VAN VAUGHN
Vice President and Controller
HCC Insurance Holdings, Inc.

L. BYRON WAY
Vice President
Mergers and Acquisitions
Investor Relations
HCC Insurance Holdings, Inc.

PRINCIPAL OPERATIONS

INSURANCE COMPANIES

AMERICAN CONTRACTORS INDEMNITY COMPANY
9841 Airport Boulevard
Los Angeles, California 90045
Telephone: (310) 649-0990
Facsimile: (310) 649-0416

AVEMCO INSURANCE COMPANY
Frederick Municipal Airport
411 Aviation Way
Frederick, Maryland 21701
Telephone: (301) 694-5700
Facsimile: (301) 694-4376

HCC EUROPE
Torre Picasso - Planta 21
Plaza Pablo Ruiz Picasso, 1
28020 Madrid, Spain
Telephone: +34 (91) 556-0888
Facsimile: +34 (91) 556-7747

HCC LIFE INSURANCE COMPANY
13403 Northwest Freeway
Houston, Texas 77040
Telephone: (713) 996-1200
Facsimile: (713) 996-1201

HCC REINSURANCE COMPANY LIMITED
Ram Re House
46 Reid Street
Hamilton HM12 Bermuda
Telephone: (713) 690-7300
Facsimile: (713) 462-2401

HCC SPECIALTY INSURANCE COMPANY
13403 Northwest Freeway
Houston, Texas 77040
Telephone: (713) 744-3742
Facsimile: (713) 462-4210

HOUSTON CASUALTY COMPANY
13403 Northwest Freeway
Houston, Texas 77040
Telephone: (713) 462-1000
Facsimile: (713) 462-4210

HOUSTON CASUALTY COMPANY LONDON BRANCH
40 Lime Street
London, England EC3M 5BS
Telephone: +44 (0)20 7929-3223
Facsimile: +44 (0)20 7929-2524

U.S. SPECIALTY INSURANCE COMPANY
13403 Northwest Freeway
Houston, Texas 77040
Telephone: (713) 744-3700
Facsimile: (713) 744-3701

INTERMEDIARIES

COVENANT UNDERWRITERS, LTD.
2235 N. Highway 190
Covington, Louisiana 70433
Telephone: (985) 898-5300
Facsimile: (985) 898-5324

HCC RISK MANAGEMENT CORPORATION
13403 Northwest Freeway
Houston, Texas 77040
Telephone: (713) 690-5000
Facsimile: (713) 690-6688

RATTNER MACKENZIE LIMITED
Walsingham House
35 Seething Lane
London, England EC3N 4AH
Telephone: +44 (0)20 7480-5511
Facsimile: +44 (0)20 7481-3616

UNDERWRITING AGENCIES

ASU INTERNATIONAL, INC.
500 Unicorn Park Drive
Woburn, Massachusetts 01801
Telephone: (781) 994-6000
Facsimile: (781) 994-6001

CONTINENTAL UNDERWRITERS LIMITED
2235 N. Highway 190
Covington, Louisiana 70433
Telephone: (985) 898-5300
Facsimile: (985) 898-5324

HCC BENEFITS CORPORATION
3 Townpark Commons
225 Townpark Drive
Kennesaw, Georgia 30144
Telephone: (770) 973-9851
Facsimile: (770) 973-9854

HCC DIVERSIFIED FINANCIAL PRODUCTS
Walsingham House
35 Seething Lane
London, England EC3N 4AH
Telephone: +44 (0)20 7702-4700
Facsimile: +44 (0)20 7626-4820

HCC GLOBAL FINANCIAL PRODUCTS, LLC
8 Forest Park Drive
Farmington, Connecticut 06032
Telephone: (860) 674-1900
Facsimile: (860) 676-1737

PROFESSIONAL INDEMNITY AGENCY, INC.
37 Radio Circle Drive
Mount Kisco, New York 10549
Telephone: (914) 241-8900
Facsimile: (914) 241-8098

SHAREHOLDER INFORMATION

Transfer Agent and Registrar:

Wachovia National Bank
1525 W. WT Harris Boulevard
Charlotte, North Carolina 28262
(800) 665-9359

Annual Meeting:

The Annual Meeting of Shareholders will be held at 8:30 a.m. on May 13, 2004 at the Omni Hotel, Houston, Texas.

Price Range of Common Stock:

	2003		2002	
	High	**Low**	High	Low
First Quarter	**$26.46**	**$ 22.30**	$ 28.95	$ 24.90
Second Quarter	**30.19**	**25.65**	28.50	24.70
Third Quarter	**31.26**	**28.70**	26.60	19.11
Fourth Quarter	**32.09**	**28.10**	25.70	22.37

Market Information:

HCC Insurance Holdings, Inc.'s Common Stock is traded on the New York Stock Exchange under the symbol "HCC". As of February 27, 2004, there were approximately 1,002 shareholders of record of the Company's Common Stock and the Company believes there are approximately 20,000 beneficial owners of its Common Stock.

Dividend Information:

Dividends declared on the Company's Common Stock are:

	2003	2002	2001
First Quarter	**$ 0.065**	$ 0.0625	$ 0.06
Second Quarter	**0.065**	0.0625	0.06
Third Quarter	**0.075**	0.065	0.0625
Fourth Quarter	**0.075**	0.065	0.0625



CORPORATE INFORMATION

Address:
HCC Insurance Holdings, Inc.
[illegible]403 Northwest Freeway
Houston, Texas 77040
Telephone: (713) 690-7300
Facsimile: (713) 462-2401
Website: www.hcch.com

Auditor:
PricewaterhouseCoopers LLP
[illegible] Louisiana
Houston, Texas 77002
Telephone: (713) 356-4000
Facsimile: (713) 356-4717

Legal Counsel:
Haynes and Boone, LLP
[illegible] Louisiana
Houston, Texas 77002
Telephone: (713) 547-2000
Facsimile: (713) 547-2600





HCC INSURANCE HOLDINGS, INC. 13403 NORTHWEST FREEWAY, HOUSTON, TEXAS 77040-6094 TELEPHONE: (713) 690-7300 WWW.HCCH.COM